Notice of 2019 Annual Meeting of Stockholders and Proxy Statement



01 02 03 04 05

Proxy summary

Strategy

Corporate governance

Culture and sustainability

Management committee

Executive compensation

7
Proxy summary

16
Strategy

18
Corporate governance

20
Proposal 1:
Election of directors

39
Board and committees

46
Director independence and related party transactions

48
Director compensation

52
Culture of decency

53
Sustainability

55
Management committee members

56
Executive officers

63
Executive compensation

64
Compensation discussion and analysis

82
Compensation committee report

83
Summary compensation table

84
All other compensation in 2018

85
Grants of plan-based awards in 2018

86
Outstanding equity awards at 2018 fiscal year end

88
Option exercises and stock vested in 2018

89
Potential payments upon termination or change in control

99
Equity compensation plan information

100
CEO pay ratio disclosure

100
Compensation committee interlocks and insider participation

101
Proposal 2:
Advisory approval of Mastercard's executive compensation

06

Audit

102
Audit

103
Proposal 3:
Ratification of the
appointment
of independent
registered public
accounting firm
for 2019

103
Auditor's services
and fees

104
Audit committee
report

07

Non-management proposals

108
Proposal 4:
Consideration of
stockholder
proposal on
gender pay gap

111
Proposal 5:
Consideration of
stockholder
proposal on
creation of human
rights committee

08

Stock ownership information

113
Stock ownership
information

114
Security ownership
of certain
beneficial owners

114
Section 16(a)
beneficial
ownership reporting
compliance

115
Security ownership
of directors and
management

09

About the annual meeting and voting

117
About the
Annual meeting
and voting

10

Submission of 2020 proposals and nominations

124
Proposals for
inclusion in the
proxy statement
for the 2020
annual meeting

124
Director
nominations for
inclusion in the
proxy statement
for the 2020
annual meeting
(proxy access)

124
Other proposals
or director
nominations to
be presented
at the 2020
annual meeting

11

Appendices

125
Appendices

126
Appendix A:
Non-GAAP financial
measures
and GAAP
reconciliations

128
Appendix B:
Growth Rates

April 29, 2019

Dear Fellow Stockholder:

We are pleased to invite you to the 2019 Annual Meeting of Stockholders of Mastercard Incorporated, which will be held on Tuesday, June 25, 2019 at 8:30 a.m. (Eastern time) at the Mastercard Incorporated headquarters, 2000 Purchase Street, Purchase, NY. A notice of the meeting and a proxy statement containing information about the matters to be acted upon follow this letter.

Our slate of director nominees includes Gabrielle Sulzberger, Youngme Moon and Lance Uggla, each of whom is being considered by stockholders for the first time. In the following proxy statement, you will read about the skills and qualifications that make Mses. Sulzberger and Moon and Mr. Uggla strong additions to our Board.

We wish to express our gratitude to Silvio Barzi and Nancy Karch, two of our longer serving directors, both of whom are not standing for re-election this year.

Your vote is important to us. We invite you to attend the meeting and exercise your right to vote your shares in person, though we recognize that many of you may not be able to attend the meeting or may choose not to do so. You also have the opportunity to listen to the meeting as it occurs using a link we will post in the "Investor Relations" section of our website (www.mastercard.com/investor). Whether or not you plan to attend, please promptly vote your shares by submitting your proxy by telephone or Internet or by completing, signing, dating and returning your proxy card or voting instruction form.

We encourage you to visit the "Investor Relations" section of our website (www.mastercard.com/investor) where we have posted a letter to stockholders that provides an in-depth look at our strategy and our commitment to financial inclusion.

Thank you for being a stockholder and for the trust you have placed in Mastercard.

Very truly yours,



Richard Haythornthwaite
Chairman of the Board



Ajay Banga
President and Chief Executive Officer

















Top row, from left:
Richard Haythornthwaite
Ajay Banga
David R. Carlucci

Second row, from left:
Richard K. Davis
Steven J. Freiberg
Julius Genachowski
Choon Phong Goh

Third row, from left:
Merit E. Janow
Oki Matsumoto
Rima Qureshi
Jackson Tai

Fourth row, from left:
José Octavio Reyes Lagunes
Lance Uggla
Youngme Moon
Gabrielle Sulzberger

Notice of 2019 annual meeting of stockholders


When
Tuesday, June 25, 2019
at 8:30 a.m. (Eastern time)


Where
Mastercard Incorporated
2000 Purchase Street
Purchase, New York


Record date
April 26, 2019


Who can vote
Holders of Mastercard's Class A common stock at the close of business on April 26, 2019

Items of business

1	Election of the 15 nominees named in the proxy statement to serve on Mastercard's Board of Directors	☑ **FOR** each director nominee	⊳ See pg 20
2	Advisory approval of Mastercard's executive compensation	☑ **FOR**	⊳ See pg 101
3	Ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Mastercard for 2019	☑ **FOR**	⊳ See pg 103
4–5	Consideration of two stockholder proposals, if properly presented by the relevant stockholder proponents	☒ **AGAINST**	⊳ See pg 107

Any other business which may properly come before the 2019 annual meeting or any adjournment or postponement.

Attending the annual meeting

You will be asked to provide photo identification and appropriate proof of ownership to attend the meeting. You can find more information under *"About the Annual Meeting and voting"* on pg 117 of the proxy statement that follows.

Audio webcast
You can listen to a live audio webcast of our Annual Meeting of Stockholders by visiting the "Investor Relations" page of our website (www.mastercard.com/investor) beginning at 8:30 a.m. (Eastern time) on June 25, 2019

Date of mailing
We will begin mailing the Notice of Internet Availability of Proxy Materials on or about April 29, 2019

Unless you or your representative attend Mastercard's 2019 Annual Meeting of Stockholders (the "Annual Meeting") in person, Mastercard must receive your vote either by telephone, Internet, proxy card or voting instruction form by 11:59 p.m. (Eastern time) on June 24, 2019 for your vote to be counted. Telephone and Internet voting facilities will close at that time. Voting by telephone or Internet or by returning your proxy card or voting instruction form in advance of the Annual Meeting does not deprive you of your right to attend or vote at the Annual Meeting.

By Order of the Board of Directors

Janet McGinness
Corporate Secretary

Purchase, New York
April 29, 2019

How to vote in advance

Your vote is important. Please vote as soon as possible by one of the methods shown below. Be sure to have your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials in hand and follow the below instructions:


By telephone
You can vote your shares by calling 800.690.6903 toll-free


By internet
You can vote your shares online at www.proxyvote.com


By mail
Complete, sign, date and return your proxy card or voting instruction form in the postage-paid envelope provided

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS

Mastercard Incorporated's Proxy Statement for the 2019 Annual Meeting of Stockholders (the "Proxy Statement") and 2018 Annual Report on Form 10-K (the "2018 Form 10-K") are available at www.proxyvote.com.

Proxy summary

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

Strategy

Enabled by brand, data, technology and people

Grow
Core
- Credit
- Debit
- Commercial
- Prepaid
- Digital-physical convergence
- Acceptance

Diversify
Customers & geographies
- Financial inclusion
- New markets
- Businesses
- Governments
- Merchants
- Digital players
- Local schemes/switches

Build
New areas
- Data analytics
- Consulting, managed services
- Safety & security
- Loyalty & processing
- New payment flows

Our Board nominees

Our Board recommends you vote "FOR" each director nominee

Name	Age	Director since	Primary occupation	Audit	HRCC	NCG
Richard Haythornthwaite _Chairman of the Board_	62	2006	Chairman and Co-Founder, QiO Technologies	●		●
Ajay Banga	59	2010	President and Chief Executive Officer, Mastercard Incorporated			
David R. Carlucci	65	2006	Former Chairman and Chief Executive Officer, IMS Health Incorporated	●		●
Richard K. Davis	61	2018	Chief Executive Officer, Make-A-Wish America		●	
Steven J. Freiberg	62	2006	Senior Advisor, The Boston Consulting Group	●	●	
Julius Genachowski	56	2014	Managing Director and Partner, The Carlyle Group		●	
Choon Phong Goh	55	2018	Chief Executive Officer, Singapore Airlines Limited			●
Merit E. Janow	61	2014	Dean, School of International and Public Affairs, Columbia University		●	●
Oki Matsumoto	55	2016	Managing Director, Chairman and Chief Executive Officer, Monex Group, Inc.		●	
Youngme Moon	55	Nominee	Senior Associate Dean for Strategy & Innovation & the Donald K. David Professor of Business Administration, Harvard Business School			
Rima Qureshi	54	2011	Executive Vice President and Chief Strategy Officer, Verizon Communications Inc.	●		
José Octavio Reyes Lagunes	67	2008	Former Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company		●	
Gabrielle Sulzberger	59	2018	General Partner, Fontis Partners, L.P.			●
Jackson Tai	68	2008	Former Vice Chairman and Chief Executive Officer, DBS Group and DBS Bank Ltd.	●		●
Lance Uggla	57	Nominee	Chairman and Chief Executive Officer, IHS Markit Ltd.			

● Committee chairman   ● Committee member   Audit Committee financial expert

Our director nominees' experience, tenure, independence and diversity



93%

14 of our 15 director nominees are independent, including our Board Chairman



27%

4 of our director nominees are women



40%

6 director nominees have a tenure of 4 years or less



Our director nominees have lived and worked around the world

60

Average age of our director nominees is 60

6.0

Average tenure of director nominees is 6 years


Public company board experience


Global perspective


CEO experience


Regulatory & governmental


Consumer


Payments


Financial


Digital & innovation


Information security

Corporate governance highlights

- Independent Board Chairman
- Annual election of all directors by majority voting
- 14 of 15 director nominees are independent
- Frequent Board executive sessions
- Annual Board and committee self-assessments
- Limits on director service by age (72) and tenure (15 years)
- Active Board oversight of risk and risk management
- Robust stock ownership requirements for executive officers and guidelines for directors
- Active Board engagement in managing talent and long-term succession planning for executives and directors
- Political activity, privacy and data protection, sustainability, and gender equality and diversity disclosures on our website

Stockholder engagement

Management, and where appropriate, directors engaged with our stockholders throughout the year in a variety of forums and discussed:

- Business strategy
- Board refreshment
- Compensation practices
- Risk oversight
- Sustainability
- Corporate culture

Our performance

In 2018, Mastercard had strong financial and operational performance:

GAAP		
Net revenue	Net income	Diluted EPS
$15.0B	$5.9B	$5.60
20% YOY	50% YOY	53% YOY
NON-GAAP[1]		
Net revenue	Adjusted net income	Adjusted diluted EPS
$15.0B	$6.8B	$6.49
20% YOY (currency-neutral)	38% YOY (currency-neutral)	41% YOY (currency-neutral)

 **Gross dollar volume** YOY (local currency basis)
$5.9T
14% ↑

 **Switched transactions** YOY
73.8B
17%[2,3] ↑

 **Cross-border volume growth** YOY (local currency basis)
18%[2] ↑

[1] Non-GAAP results (as well as the related currency-neutral growth rates) exclude Special Items (as defined in Appendix A). Refer to Appendix A for reconciliations of these non-GAAP financial measures to the most direct comparable GAAP financial measures and our reasons for presenting them.
[2] Adjusted to normalize for the effects of differing switching days between periods. Refer to Appendix B for reported growth rates.
[3] Adjusted for the deconsolidation of our Venezuelan subsidiaries in 2017. Refer to Appendix B for reported growth rates.

Our strong performance over the years has resulted in substantial stock price appreciation.

Comparison of cumulative five-year total return*



Stock price December 31, 2018
$188.65

Increased by more than
48 times ↑

Stock price at IPO May 2006
$3.90

Mastercard — S&P 500 Financials — S&P 500 Index

* Assumes a $100 investment in our Class A common stock and both of the indices and the reinvestment of dividends. Mastercard's Class B common stock is not publicly traded or listed on any exchange or dealer quotation system.

Capital returned to shareholders in 2018			Cash flow from operations
Total*	Repurchased shares	Dividends	2018
$6.0B	$4.9B	$1.0B	$6.2B

* Does not sum due to rounding

Compensation

> **Our Board recommends you vote "FOR" our "say-on-pay" proposal**

Our core executive compensation principles

Our executive compensation program is based on three core principles:

Align the short- and long-term interest of our stockholders with that of our executives	Pay that is significantly performance based	Compensation that is competitive and attracts and retains executives

Program design

To address these three core principles, we designed a compensation program that supports our strategic objectives to grow, diversify and build our business and attracts, motivates and retains executives critical to Mastercard's long-term success:

- The majority of our executives' compensation is variable and at-risk and tied to pre-established goals linked to financial and strategic objectives designed to create long-term stockholder value.
- Total direct compensation for our executives is weighted more toward long-term equity awards rather than cash compensation.

	Base salary	Annual incentive	PSUs	Stock options
Primary purpose	← Attraction and retention →			
		Reward short-term performance	← Reward long-term performance →	
			← Align interests with stockholders →	
Recipients	← All NEOs →			
Reviewed	← Annually →			
Payment/grant date	Ongoing	In February for prior year	← March 1 →	
Cash/equity	← Cash →		← Equity →	
Performance period	Ongoing	1-year	3-year	Until exercised (up to 10-year life)
Competitive level	Established within a range around the median of market-competitive levels of target compensation for similar positions			
Other considerations	Peer group analysis, individual performance, unique program characteristics, job responsibilities, experience and succession			

Executive compensation program highlights
(for an expanded list, see "Compensation discussion
and analysis" on pg 64)

What we do	
☑	Pay for performance
☑	Align executive compensation with stockholder returns through long-term incentives
☑	Maintain significant stock ownership requirements and guidelines
☑	Use appropriate peer groups when establishing competitive compensation
☑	Review management succession and leadership development programs

What we don't do	
☒	No hedging or pledging of Mastercard stock
☒	No excise tax gross-ups for executive officers
☒	No repricing stock options without stockholder approval
☒	No new evergreen employment agreements
☒	No dividend equivalents on unvested equity awards

- Based on performance outcomes for 2018, the corporate score for purposes of paying annual incentives under the SEAICP was 160% of target
- Based on performance outcomes over the three-year performance period, the payout rate for 2016 PSU awards was the maximum level of 200% of target
- At our 2018 annual meeting of stockholders, 95% of the votes cast for the say-on-pay proposal were in favor of our executive compensation program and policies. We believe this strong support, in part, reflects support for the refinements made to our compensation programs and enhancement of our disclosure as a result of stockholder engagement and feedback in 2017.

Audit


Our Board recommends you vote "FOR" the ratification of PricewaterhouseCoopers LLP




What our Audit Committee considered when engaging PricewaterhouseCoopers LLP ("PwC") for 2019:

- PwC's independence and integrity
- PwC's competence and compliance with technical standards
- The business acumen, value-added benefit, continuity and consistency, and technical and core competency provided by the engagement team
- The effectiveness of PwC's processes, including its quality control, timeliness and responsiveness, and communication and interaction with management
- PwC's efforts toward efficiency, including with respect to process improvements and fees

Aggregate audit and non-audit fees billed to Mastercard by PricewaterhouseCoopers LLP PwC for 2018 and 2017 (in thousands):

Type of fees	Description	2018	2017
Audit fees	For the annual integrated audit and the quarterly reviews of the consolidated financial statements. Also includes the statutory audits required for certain businesses as well as countries or jurisdictions in which we operate	$7,702	$7,734
Audit-related fees	For assurance and audit-related services (but not included in the audit fees set forth above), including the internal controls review of selected information systems	871	783
Tax fees	For tax compliance, tax advice and tax planning services	659	868
All other fees	For accounting research tools and pre-implementation assessments	285	34
Total		**$9,517**	**$9,419**

Culture and sustainability

Our success is driven by the skills, experience, integrity and mindset of the talent we hire. We attract and retain top talent from diverse backgrounds and industries by building a world-class culture based on decency, respect and inclusion in which people have opportunities to do purpose-driven work that impacts customers, communities and co-workers on a global scale. The diversity and skill sets of our people underpin everything we do. This is how we define and drive the culture of decency that makes Mastercard a place where the best people want to work.



Bloomberg Gender Equality Index

2019, 2018 and 2017

 

Disability Equality Index

2018 Best Place to Work for Disability Inclusion

DiversityInc's Top 50 List

#4 in 2018 and #7 in both 2017 & 2016



World's Most Ethical Companies

2019, 2018, 2017 and 2016 World's Most Ethical Companies

In 2018, we released our first annual Sustainability Report. While we are proud of this achievement, we continue to strive to deepen our sustainability efforts in four key areas:



INCLUSIVE GROWTH

Creating a more inclusive world through our products, programs and partnerships



INSPIRED WORKFORCE

Our industry expertise and corporate culture are enhanced by diverse insights from our global workforce, which is at the core of our diversity and inclusion strategy



ETHICAL & RESPONSIBLE STANDARDS

Acting responsibly and with integrity guided by the highest standards of ethical behavior



ENVIRONMENTAL STEWARDSHIP

Responsibly managing our environmental footprint and creating environmentally conscious solutions

Important dates for our 2020 annual meeting

Earliest date to submit director nominations for inclusion in our proxy statement (proxy access)	December 1, 2019
Last date to submit director nominations for inclusion in our proxy statement (proxy access)	December 31, 2019
Last date to submit stockholder proposals for inclusion in our proxy statement under SEC Rule 14a-8	December 31, 2019
Earliest date to submit director nominations or other business to be presented at our annual meeting	February 26, 2020
Last date to submit director nominations or other business to be presented at our annual meeting	March 27, 2020

Strategy

01

Mastercard is a technology company in the global payments industry that connects consumers, financial institutions, merchants, governments, digital partners, businesses and other organizations worldwide, enabling them to use electronic forms of payment instead of cash and check. We grow, diversify and build our business through a combination of organic growth and strategic investments. Our success is driven by the skills, experience, integrity and mindset of the talent we have, and how we drive the culture of decency that makes us a place where the best people want to work.

Strategy

Mastercard is a technology company in the global payments industry that connects consumers, financial institutions, merchants, governments, digital partners, businesses and other organizations worldwide, enabling them to use electronic forms of payment instead of cash and checks. We make payments easier and more efficient by creating a wide range of payment solutions and services using our family of well-known brands, including Mastercard®, Maestro® and Cirrus®. We are a multi-rail network. Through our core global payments processing network, we facilitate the switching (authorization, clearing and settlement) of payment transactions and deliver related products and services. With additional payment capabilities that include real-time account-based payments (including automated clearing house ("ACH") transactions), we offer customers one partner to turn to for their payment needs for both domestic and cross-border transactions across multiple payment flows. We also provide value-added offerings such as safety and security products, information and analytics services, consulting, loyalty and reward programs, and issuer and acquirer processing. Our payment solutions are designed to ensure safety and security for the global payments system.

We grow, diversify and build our business through a combination of organic growth and strategic investments. Our ability to grow our business is influenced by personal consumption expenditure ("PCE") growth, driving cash and check transactions toward electronic forms of payment, increasing our share in electronic payments, and providing value-added products and services. In addition, growing our business includes supplementing our core network with enhanced payment capabilities to capture new payment flows, such as business to business ("B2B"), person to person ("P2P"), business to consumer ("B2C") and government payments, through a combination of product offerings and expanded solutions for our customers.

Grow	Diversify	Build
Core	**Customers & geographies**	**New areas**
• Credit • Debit • Commercial • Prepaid • Digital-physical convergence • Acceptance	• Financial inclusion • New markets • Businesses • Governments • Merchants • Digital players • Local schemes/switches	• Data analytics • Consulting, managed services • Safety & security • Loyalty & processing • New payment flows

Enabled by brand, data, technology and people

Grow. We focus on growing our core business globally, including growing our consumer credit, debit, prepaid and commercial products and solutions, as well as increasing the number of payment transactions we switch. We also look to take advantage of the opportunities presented by the evolving ways people interact and transact in the growing digital economy. This includes expanding merchant access to electronic payments through new technologies in an effort to deliver a better consumer experience while creating greater efficiencies and security.

Diversify. We diversify our business by:
- working with new customers, including governments, merchants, financial technology companies, digital players, mobile providers and other corporate businesses
- scaling our capabilities and business into new geographies, including growing acceptance in markets with limited electronic payments acceptance today
- broadening financial inclusion for the unbanked and underbanked

Build. We build our business by:

- creating and acquiring differentiated products to provide unique, innovative solutions that we bring to market to support new payment flows, such as real-time account-based payment, Mastercard B2B Hub™ and Mastercard Send™ platforms
- providing services across data analytics, consulting, managed services, safety and security, loyalty and processing

Strategic partners. We work with a variety of stakeholders. We provide financial institutions with solutions to help them increase revenue by driving preference for Mastercard-branded products. We help merchants, financial institutions and other organizations by delivering data-driven insights and other services that help them grow and create simple and secure customer experiences. We partner with technology companies such as digital players

and mobile providers to deliver digital payment solutions powered by our technology, expertise and security protocols. We help national and local governments drive increased financial inclusion and efficiency, reduce costs, increase transparency to reduce crime and corruption, and advance social programs. For consumers, we provide faster, safer and more convenient ways to pay and transfer funds.

Talent and culture. Our success is driven by the skills, experience, integrity and mindset of the talent we hire. We attract and retain top talent from diverse backgrounds and industries by building a world-class culture based on decency, respect and inclusion in which people have opportunities to do purpose-driven work that impacts customers, communities and co-workers on a global scale. The diversity and skill sets of our people underpin everything we do.

Corporate governance

02

We are committed to enhancing our corporate governance practices, which we believe help us sustain our success and build long-term value for our stockholders. Our Board of Directors (the "Board") oversees Mastercard's strategic direction and the performance of our business and management. Our governance structure enables independent, experienced and accomplished directors to provide advice, insight, guidance and oversight to advance the interests of the company and our stockholders. We have long maintained strong governance standards and a commitment to transparent financial reporting and strong internal controls.

Below are some highlights of our corporate governance practices:

Board structure and practices	Risk management and compensation	Social responsibilities and other stockholder concerns
• Our Board has an independent chairman • Each of our Board members is elected annually • We have majority voting for our director elections • 14 of 15 Board nominees are independent • We have adopted proxy access • Our independent directors meet frequently in executive session • Our Board and committees engage in annual self-assessments • Our Board continuously assesses refreshment • Each director's service is limited by age and tenure	• Our Board actively oversees our risk and risk management practices, fostering a risk-aware culture while encouraging thoughtful risk taking • Our Board receives information about cyber readiness, adversary assessment and our risk profile status and is apprised of incident simulations and response plans, including for cyber and data breaches, on a regular basis • Our Code of Conduct and Insider Trading Policy prohibit inappropriate trading activities, including hedging and pledging arrangements • We have stock ownership requirements for executive officers and certain other senior executives and guidelines for directors • Our Board is actively engaged in managing talent and long-term succession planning	• We engage with our stockholders on key issues • In 2018, we published our first annual Sustainability Report, which you can find on our website at www.mastercard.us/en-us/about-mastercard/corp-responsibility.html • We have articulated on our website our commitment to gender equality and diversity • We post a Privacy and Data Protection Report on our website to explain our information practices and commitment to privacy • We post enhanced political activity disclosure on our website

Engaging with our stockholders

Management and directors engage with our stockholders throughout the year in a variety of forums. We have met with our stockholders by telephone, in person at external venues and at governance conferences at which stockholders also were present. Our interactions cover a broad range of governance and business topics, including business strategy and execution, board refreshment, compensation practices, risk oversight, sustainability and culture/human capital. Our engagement activities and the meaningful exchanges to which we have been exposed provide us with a valuable understanding of our stockholders' perspectives and an opportunity to share views with them.

We encourage you to visit the "Corporate Governance" area of the "Investor Relations" section of our website (www.mastercard.com/investor) where you will find detailed information about corporate governance at Mastercard, including our key governance documents listed below.

- Corporate Governance Guidelines
- Code of Conduct
- Whistleblower Policy
- Board Committee Charters
- Supplemental Code of Ethics
- Privacy and Data Protection Report
- Political Activity Statement

You may also view on our website (www.mastercard.com) both our **Sustainability Report** (http://sustainability.mastercard.com/mastercard-corporate-sustainability-report-2017/p/1) and our **Gender Equity Report** (https://www.mastercard.us/en-us/about-mastercard/who-we-are/diversity-inclusion.html), found under "Workforce Demographics."

The reports and other information contained on websites referred to in this Proxy Statement (other than to the extent specifically referred to herein as required by the rules of the New York Stock Exchange (the "NYSE") or the U.S. Securities and Exchange Commission (the "SEC") is not part of this proxy solicitation and is not incorporated by reference into this Proxy Statement or any other proxy materials.

Proposal 1: Election of directors

> **The Board unanimously recommends that stockholders vote "FOR" each nominee to serve as director**

Election process

Each member of our Board is elected annually by our Class A stockholders for a one-year term that expires at our next annual meeting. When our Board members are elected, they also are automatically appointed as directors of our operating subsidiary, Mastercard International Incorporated ("Mastercard International"). Our directors are elected by an affirmative vote of the majority of the votes cast at the annual meeting of stockholders, subject to our majority voting policy. You can find more about this in *"About the Annual Meeting and voting"* on pg 117.

Refreshing the Board and nominating directors

Our Nominating & Corporate Governance Committee ("NCG") reviews and selects candidates for nomination to our Board in accordance with its charter.

The NCG looks at the Board's composition at least annually to determine whether directors' backgrounds and experiences align with our long-term strategy and maintain our Board's global diversity. The NCG also takes into consideration the results of the Board self-evaluation. Based on its review, coupled with our age and tenure limits, the NCG determines whether Board refreshment is needed in the near future. Then the NCG searches for potential candidates, utilizing a variety of sources to help identify nominees who would be valuable assets to our Board and to Mastercard. To meet the needs of our Board, the NCG seeks to identify candidates possessing the desired qualities, skills and background. Once the NCG has identified candidates, the Board selects nominees to be voted upon by the stockholders. When, as at present, our Board is in a refreshment mode, its size may fluctuate to accommodate transitions.

Board refreshment process

						
Board composition, including director skill sets, is analyzed at least annually to ensure alignment with strategy and to maintain global diversity	Candidate list is developed, including by reviewing recommendations of stockholders, search firms, Board members and management	Personal qualities, skills and background of potential candidates are considered	The NCG meets with qualified candidates and makes recommendations	Board recommends nominees	Stockholders vote on nominees	**Six new directors** have been nominated to our Board in the past four years

Director criteria, qualifications and experience

The NCG believes that all directors should:

- meet the highest standards of professionalism, integrity and ethics
- be committed to representing the long-term interests of our stockholders
- possess strength of character and maturity in judgment
- reflect our corporate values

Our director nominees reflect our corporate values

| Trust | Initiative | Agility | Partnership |

Key factors the Board considers when selecting directors and refreshing the Board (in addition to the current needs of the Board and the company):

Diversity

While the Board does not have a specific diversity policy, our Corporate Governance Guidelines provide that the NCG should seek to foster diversity on the Board when nominating directors for election by taking into account geographic diversity to reflect the geographic regions in which we operate in a manner approximately proportional to our business activity, as well as diversity of viewpoints, age, gender, sexual orientation, race, ethnicity, nationality and cultural background.

Age and tenure

Our Corporate Governance Guidelines generally require that our non-employee directors not stand for re-election following the earlier of their 15th anniversary on the Board or their 72nd birthday. The Board considers these requirements as part of a broader discussion of our directors' experience and qualifications, as well as when and how to refresh its membership.

Our age and tenure policies

15 Term limit (years) | **72** Retirement age

Our director nominees are diverse



27%
4 of our 15 director nominees are women



40%
6 of our 15 director nominees are non-U.S. citizens



Our director nominees have lived and worked around the world

Age and tenure of our director nominees



6
Average director nominee tenure is 6 years



6
6 director nominees have a tenure of 4 years or less



60
Average age of director nominees

Experience

The NCG strives for a Board that spans a range of leadership and skills and represents other experience relevant to Mastercard's strategic vision and global activities. Experience and skills that the NCG believes are desirable to be represented on the Board include:



Public company board experience
both U.S. and non-U.S.



Global perspective
including significant experience in the geographic regions in which we operate



CEO experience
including service as a chief executive officer at a publicly traded or private company



Regulatory & governmental
including deep engagement with regulators as part of a business and/or through positions with governments and regulatory bodies



Consumer
including brand, marketing and retail experience and other merchant background



Payments
including within retail banking, telecommunications, technology and data



Financial
including risk management orientation



Digital & innovation
including application of technology in payments, mobile and digital, as well as Internet, retail and social media experience



Information security
including cybersecurity and data privacy

Identifying director candidates

The NCG identifies potential new candidates by recommendations from:

- Stockholders
- Professional search firms
- Board members
- Management

You can find out more about our nomination process in the NCG's charter and our Corporate Governance Guidelines at https://investor.mastercard.com/investor-relations/corporate-governance/default.aspx.

Recommending candidates



Submit recommendations to:

Office of the Corporate Secretary
2000 Purchase Street
Purchase, NY 10577
Attention: Janet McGinness

Candidate information is to be submitted not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting

The NCG may request such information from the nominee or stockholders as it deems appropriate

The NCG evaluates stockholder recommendations using the same process it follows for other candidates

Nominees for election as directors

As part of its overall board refreshment process, the NCG sought to recruit additional Board members who align with our long-term growth strategy. After considering a number of candidates submitted through our nomination process, including a comprehensive review of the candidates' abilities and qualifications, the NCG recommended that Ms. Sulzberger be appointed to the Board in December 2018 and that Ms. Moon and Mr. Uggla be nominated to stand for election by the stockholders at the Annual Meeting. Ms. Sulzberger originally was recommended by a member of management, Ms. Moon was recommended by our CEO and Mr. Uggla was recommended by a non-management director.

The strong qualifications that make our director nominees, including Ms. Moon and Mr. Uggla, highly valuable assets to our Board are further described below.

As part of our refreshment process, Silvio Barzi and Nancy Karch are not standing for re-election. At the Annual Meeting, 15 directors are to be elected, each to hold office until the next annual meeting of stockholders or until his or her successor is elected and qualified. The Board has approved the nomination of the following directors:

Richard Haythornthwaite (Chairman)	
Ajay Banga (President and CEO)	Oki Matsumoto
David R. Carlucci	Youngme Moon
Richard K. Davis	Rima Qureshi
Steven J. Freiberg	José Octavio Reyes Lagunes
Julius Genachowski	Gabrielle Sulzberger
Choon Phong Goh	Jackson Tai
Merit E. Janow	Lance Uggla

Each nominee was approved by the NCG and recommended to the Board for approval following an evaluation of his or her qualifications and (except for Mses. Sulzberger and Moon and Mr. Uggla) prior board service. Each nominee has agreed to be named in this proxy statement and to serve if elected. Should any nominee be unable to serve, the persons designated as proxies reserve full discretion to vote for another person or the Board may reduce its size.

A summary of the primary experience, qualifications and skills that our director nominees bring to the Board may be found in the next column.

 Public company board experience – 15

 Global perspective – 14

 Financial – 13

 CEO experience – 11

 Digital & innovation – 11

 Regulatory & governmental – 11

 Consumer – 10

 Information security – 8

 Payments – 8

In light of the individual experiences and qualifications of each of our director nominees, our Board has concluded that each of our director nominees should be elected at the Annual Meeting.

Biographies of each nominee follow.

Richard Haythornthwaite
Chairman and Co-Founder, QiO Technologies,
an industrial artificial intelligence company (since March 2015)

Mr. Haythornthwaite has served as CEO, Chairman and senior executive at several non-U.S. multinational companies, bringing to the Board global perspective. He brings digital and innovation insights as chairman and co-founder of an artificial intelligence company and board member of a digital services company. As a former chairman of government bodies and companies in highly regulated industries, Mr. Haythornthwaite contributes risk management experience and valuable insight on engaging and partnering with regulators. His past service on public company audit committees and experience with financial operational rescue challenges provide valuable financial understanding.



Chairman and director since
May 2006

Age at Annual Meeting
62

Board committees
- Audit
- Nominating & Corporate Governance

Current public company boards
- Globant S.A. (digital services)

Additional positions
- Chairman of each of The Creative Industries Federation; Cloudgrove; and Arc International Holdings (strategy committee) and its parent company Glass Holdings SA
- Advisory Partner, Moelis & Company

Previous experience
- Non-Executive Chairman, Centrica plc (2014-2019)
- Non-Executive Chairman, Network Rail (2009-2012)
- Partner, Star Capital Partners Limited (2006-2008)
- CEO, Invensys plc (2001-2005)
- Chief Executive–Europe and Asia and Group Chief Executive, Blue Circle Industries plc (1997-2001)
- Prior positions include Director of Premier Oil plc; President of BP Venezuela; and General Manager of Magnus Oilfield, BP Exploration

Past public company boards
- Centrica plc; Network Rail; Blue Circle Industries plc; Cookson Group plc; Imperial Chemical Industries plc; Invensys plc; Land Securities Group plc; and Premier Oil plc

| **Public company board experience** | **Global perspective** | **Financial** | **CEO experience** | **Digital & innovation** | **Regulatory & governmental** | Consumer | Information security | Payments | Audit committee financial expert |

Ajay Banga
President and Chief Executive Officer
(since July 2010)

Mr. Banga, our President and CEO, contributes to the Board extensive global payments experience (including with payments technology and retail banking), as well as a deep focus on innovation and information security. As our CEO and as a member of business advocacy organizations and government-sponsored committees, Mr. Banga provides valuable perspective on engaging and partnering with regulators. His brand marketing experience (including at several global food and beverage companies) adds strong consumer insight.



Director since
April 2010

Age at Annual Meeting
59

Current public company boards
- Dow Inc. (compensation & leadership development and corporate governance committees)

Additional positions
- Co-founder and co-chair, Cyber Readiness Institute
- First vice chairman, International Chamber of Commerce
- Trustee, U.S. Council for International Business
- Member, board of governors, American Red Cross
- Member, Council on Foreign Relations
- Member, The Business Council
- Founding Trustee, U.S.-India Strategic Partnership Forum
- Co-chair, Partnership for New York City

- Former member, President's Advisory Committee for Trade Policy and Negotiations (U.S.) and President's Commission on Enhancing National Cybersecurity (U.S.)

Additional Mastercard experience
- President and COO, Mastercard (2009-2010)

Previous experience
- Executive positions at Citigroup (1996-2009), including CEO, Asia Pacific region; Chairman and CEO, International Global Consumer Group; Executive Vice President, Global Consumer Group; President, Retail Banking, North America; and business head for CitiFinancial and the U.S. Consumer Assets Division
- Previous experience at Nestlé India and PepsiCo totaling 15 years, in roles of increasing responsibility

Past public company boards
- DowDuPont Inc. and the Dow Chemical Company (Dow Inc. predecessor boards)
- Kraft Foods Inc.

 **Public company board experience**

 **Global perspective**

 **Financial**

 **CEO experience**

 **Digital & innovation**

 **Regulatory & governmental**

 **Consumer**

 **Information security**

 **Payments**

 Audit committee financial expert

David R. Carlucci

Former Chairman and Chief Executive Officer, IMS Health Incorporated, a global provider of healthcare industry market intelligence (January 2006-December 2010)

Mr. Carlucci brings to the Board global business perspective, financial insight and regulatory experience as the former Chairman and CEO of a U.S.-based multinational corporation in the pharmaceutical and healthcare industries. As a former Chief Information Officer and through several senior executive-level operations and management positions, Mr. Carlucci adds valuable information security expertise and insight into technology and innovation.

Director since
May 2006

Age at Annual Meeting
65

Board committees
- Audit
- Nominating & Corporate Governance

Current public company boards
- Mallinckrodt public limited company (human resources and compensation committee chairman)

Previous experience
- Chairman and CEO, IMS Health Incorporated (2005-2010) (became Chairman in 2006); prior experience since joining in 2002, including President and COO
- General Manager, IBM Americas, overseeing all sales and distribution operations in the U.S., Canada and Latin America (2000-2002)
- Prior positions at IBM (1990-2000), including General Manager, S/390 Division; Chief Information Officer; General Manager, IBM Printing Systems Company; Vice President, systems, industries and services, Asia Pacific; and Vice President of marketing and channel management, IBM Personal Computer Company–North America

Past public company boards
- IMS Health Incorporated




Public company board experience


Global perspective


Financial


CEO experience


Digital & innovation


Regulatory & governmental


Consumer


Information security


Payments


Audit committee financial expert

Richard K. Davis

Chief Executive Officer, Make-A-Wish America,

a non-profit corporation dedicated to granting the wishes of critically ill children (since January 2019)

Mr. Davis brings to the Board extensive payments experience and consumer insight as former CEO, executive chairman and longtime senior executive of a publicly traded financial holding company and former chairman of a banking association and payments company. As a leader and Board member of companies in highly regulated industries, as well as a former Federal Reserve representative, he provides valuable perspective on engaging and partnering with regulators. Mr. Davis' extensive experience in financial services and his membership on public company audit and finance committees contribute strong financial understanding.



Director since
June 2018

Age at Annual Meeting
61

Board committees
- Human Resources & Compensation

Current public company boards
- Dow Inc. (audit and corporate governance committees)
- Xcel Energy, Inc. (chair, governance, compensation and nominating committee; finance committee)

Additional positions
- Director, Mayo Clinic

Previous experience
- Executive positions at U.S. Bancorp, including Executive Chairman (April 2017-April 2018); Chairman (2007-April 2017); Chief Executive Officer (December 2006-April 2017); President (October 2004-January 2016); and Chief Operating Officer (2004-2006)

Past public company boards
- U.S. Bancorp
- DowDuPont Inc. and The Dow Chemical Company (Dow Inc. predecessor boards)

Public company board experience | Global perspective | Financial | CEO experience | Digital & innovation | Regulatory & governmental | Consumer | Information security | Payments | Audit committee financial expert

Steven J. Freiberg
Former CEO, E*Trade Financial Corporation
a financial services firm (April 2010-August 2012)

Mr. Freiberg contributes to the Board extensive senior-level payments experience, including leading retail banking and payments businesses. This experience provides global perspective and regulatory insight. His leadership of consumer and global cards businesses also contributes strong consumer and innovation insight. His service as our Audit Committee chairman and as a director of consumer finance and foreign exchange companies provides valuable financial understanding.



Director since
September 2006

Age at Annual Meeting
62

Board committees
- Audit (Chairman)
- Human Resources & Compensation

Current public company boards
- Regional Management Corp. (consumer finance) (audit committee and compensation committee chair)

Additional positions
- Chairman, Fair Square Financial LLC (credit card-focused venture)
- Chairman, Rewards Network (marketing and loyalty services provider to restaurant industry)
- Vice Chairman, Social Finance, Inc. (private personal finance company)
- Member, TowerBrook Capital Partners L.P. senior advisory board

- Senior Advisor, The Boston Consulting Group (global management consulting) and Verisk Analytics, Inc. (data analysis and risk assessment)
- Director, Purchasing Power, LLC (consumer product purchasing provider)

Additional Mastercard experience
- Director of U.S. region board prior to IPO (2001-2006) (Chairman 2004-2006)

Previous experience
- Several executive positions at Citigroup (2005-2010), including EVP, Citibank N.A.; Chairman and CEO of Citi Holdings–global consumer; CEO, global cards; Chairman and CEO, global consumer group, N.A.; Co-Chairman, global consumer group; Chairman and CEO, Citi Cards

Past public company boards
- E*TRADE Financial Corporation

 **Public company board experience**  **Global perspective**  **Financial**  **CEO experience**  **Digital & innovation**  **Regulatory & governmental**  **Consumer**  **Information security**  **Payments**  **Audit committee financial expert**

Julius Genachowski

Managing Director and Partner, The Carlyle Group,
a global investment firm (since January 2014)

Mr. Genachowski brings to the Board extensive digital, technology and media expertise, regulatory experience, information security insight, a global perspective, and engagement with both consumer and enterprise companies through a career as a senior government official, senior business executive, investor, and director at or with technology, media and communications companies. Mr. Genachowski also adds valuable financial knowledge through experience in private equity, at a large public operating company and on public audit committees.



Director since
June 2014

Age at Annual Meeting
56

Board committees
- Human Resources & Compensation

Current public company boards
- Sonos Inc. (audit committee and nominating and corporate governance committee chair)
- Sprint Corporation (audit committee)

Additional position
- Former member, President's Intelligence Advisory Board (U.S.)

Previous experience
- Chairman, U.S. Federal Communications Commission (2009-2013)
- Senior executive roles with IAC/InterActiveCorp (Internet and media), including chief of business operations and general counsel
- Several other U.S. government roles, including chief counsel to FCC Chairman; law clerk to U.S. Supreme Court Justice David Souter; and congressional staff member (including for then-Representative Charles Schumer, and for the joint select committee investigating the Iran-Contra affair)

Past public company boards
- AsiaSat


Public company board experience


Global perspective


Financial


CEO experience


Digital & innovation


Regulatory & governmental


Consumer


Information security


Payments


Audit committee financial expert

Choon Phong Goh

Chief Executive Officer, Singapore Airlines Limited,
a multinational airline (since January 2011)

Mr. Goh brings to the Board strong consumer insight, global perspective and payments experience as the CEO and longtime senior executive of a publicly traded multinational airline. His prior positions in finance and information technology contribute valuable information security experience and financial understanding.



Director since
April 2018

Age at Annual Meeting
55

Board committees
- Nominating & Corporate Governance

Current public company boards
- Singapore Airlines Limited

Additional positions
- Member and former chairman, Board of Governors of the International Air Transport Association (Chair, audit, and strategy and policy committees)
- Chairman, Budget Aviation Holdings Pte Ltd
- Director, SIA Engineering Company (majority owned by Singapore Airlines Limited)
- Member, Massachusetts Institute of Technology Presidential CEO Advisory Board

- Member, National University of Singapore board of trustees
- Member, Association of Asia Pacific Airlines (executive committee)

Previous experience
- Executive Vice President, Marketing and the Regions, Singapore Airlines Limited (June 2010-December 2010)
- President, Singapore Airlines Limited, Cargo (June 2006-February 2010)
- Previous leadership positions at Singapore Airlines Limited, including Senior Vice President Finance, Senior Vice President Information Technology and Senior Vice President Commercial Technology


Public company board experience


Global perspective


Financial


CEO experience


Digital & innovation


Regulatory & governmental


Consumer


Information security


Payments


Audit committee financial expert

Merit E. Janow

Dean, School of International and Public Affairs, Columbia University, a private university
(since July 2013)

Professor Janow contributes extensive global perspective as a dean and professor of international economic law and international affairs, especially with respect to the Asia Pacific region where she has a strong focus. Her university career, public board service and other initiatives provide significant insights on technology, innovation and digital matters, including in cyber security. Professor Janow also brings deep experience in dealing with governments and regulatory bodies through both her past government service and her career at SIPA, as well as through her service on not-for-profits and advisory bodies.



Director since
June 2014

Age at Annual Meeting
61

Board committees
- Human Resources & Compensation
- Nominating & Corporate Governance

Current public company board
- Trimble Inc. (compensation committee)

Additional positions
- Lead, Columbia University's SIPA Tech & Policy Initiative, including serving as Co-Chair, New York Cyber Task Force
- Director and proxy committee member, American Funds (a mutual fund family of the Capital Group) (more than 20 funds)
- Director of Japan Society and National Committee on U.S.-China Relations

- Member, Council on Foreign Relations
- Member, Mitsubishi UFJ Financial Group, Inc. global advisory Board
- Charter member, International Advisory Council of China Investment Corporation

Previous experience
- Leadership positions at Columbia University, including director, international finance and economic policy program; director, master's program in international affairs; and chairman, Advisory Committee on Socially Responsible Investing
- Member, Appellate Body of the World Trade Organization
- Executive director, the International Competition Policy Advisory Committee of the U.S. Department of Justice
- Deputy Assistant U.S. Trade Representative, Japan and China

 **Public company board experience**    **Global perspective**    **Financial**    CEO experience    **Digital & innovation**    **Regulatory & governmental**    Consumer    **Information security**    Payments    Audit committee financial expert

Oki Matsumoto

Managing Director, Chairman and CEO, Monex Group, Inc.,
an online securities brokerage firm (since February 2011)

Mr. Matsumoto is the founder and CEO of a Japan-based, publicly traded financial services holding company and former director of a stock exchange. Through a career in investment banking, Mr. Matsumoto provides global perspective and extensive financial expertise to the Board. His leadership of a global online securities brokerage firm provides valuable digital and innovation experience.



Director since
June 2016

Age at Annual Meeting
55

Board committees
- Human Resources & Compensation

Current public company boards
- Monex Group, Inc. (nominating and compensation committees)
- UZABASE, Inc.

Additional positions
- Chairman, Coincheck, Inc.; and Director, TradeStation Group, Inc. and Monex, Inc., each a subsidiary of Monex Group, Inc.
- International Board member and Vice Chairman, Human Rights Watch
- Councilor, International House of Japan

- Former member, Economic Counsel to the Prime Minister of Japan
- Former director, Tokyo Stock Exchange (2008-2013)

Previous experience
- Founded Monex, Inc. (financial services) in 1999; held management roles, including representative director and CEO (1999-2016)
- General Partner, Goldman Sachs Group, L.P. (1994-1998)
- Vice President, Goldman Sachs Japan Co. Ltd. (1992-1994) and analyst (1990-1992)
- Analyst, Salomon Brothers Asia Limited (1987-1990)

Past public company boards
- JIN Co., Ltd.
- Kakaku.com, Inc.

 **Public company board experience**

 **Global perspective**

 **Financial**

 **CEO experience**

 **Digital & innovation**

 Regulatory & governmental

 Consumer

 Information security

 Payments

 Audit committee financial expert

Youngme Moon

Senior Associate Dean for Strategy & Innovation and the Donald K. David Professor of Business Administration, Harvard Business School, a private university (since July 2014)

Professor Moon provides to the Board a deep understanding of strategy and innovation as a long-tenured professor and current associate dean at Harvard Business School. She brings strong global perspective and consumer experience based on her service as a director at several retail and retail-centric consumer products companies.

Director nominee

Age at Annual Meeting
55

Current public company board
- Unilever (Vice Chair and Senior Independent Director) (corporate responsibility committee)

Additional positions
- Director of Warby Parker and Sweetgreen, Inc. (compensation committee)

Previous Harvard Business School experience
- Associate Dean and Chair of MBA Program (2010)
- Donald K. David Professor of Business Administration (2007-present)
- Associate Professor (2003-2007)
- Assistant Professor (1998-2003)

Past public company boards
- Avid Technology, Inc.
- Rakuten, Inc.
- Zulily, Inc.




Public company board experience


Global perspective


Financial


CEO experience


Digital & innovation


Regulatory & governmental


Consumer


Information security


Payments


Audit committee financial expert

Rima Qureshi

Executive Vice President and Chief Strategy Officer
Verizon Communications Inc., a multinational
telecommunications conglomerate (since November 2017)

Ms. Qureshi contributes to the Board global perspective, digital expertise and innovation insight through her extensive senior-level experience at global telecommunications equipment and services providers, including roles in strategy, regional management, research and development, sales and services. Having spent many years working in the telecommunications and information technology industries and having completed the NACD/Carnegie Mellon CERT certification in cybersecurity oversight, Ms. Qureshi provides the Board with relevant payments and information security expertise.

Director since
April 2011

Age at Annual Meeting
54

Board committees
• Audit

Additional positions
• Director, GSMA Board (telecom industry association board) (audit committee)
• Director, Verizon Foundation
• Member, McGill University International Advisory Board

Previous experience
• Executive positions at Ericsson, including President, North America (2017); Senior Vice President, chief strategy officer and head of M&A (2014-2016)
• Additional positions at Ericsson (1993-2014), including Senior Vice President and head of business unit CDMA mobile systems (2010-2012)
• IT consultant, DMR Group Inc.

Past public company boards
• Great-West Lifeco Inc.
• Wolters Kluwer



 **Public company board experience**

 **Global perspective**

 **Financial**

 CEO experience

 **Digital & innovation**

 **Regulatory & governmental**

 **Consumer**

 **Information security**

 **Payments**

 Audit committee financial expert

José Octavio Reyes Lagunes

Former Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company, a global beverage company
(January 2013-March 2014)

Mr. Reyes contributes global perspective and regulatory experience to the Board as a retired senior executive and Latin America group president of a leading multinational public company. His experience as a beverage industry brand manager in North America and Latin America and as a director of public companies in the beverage industry provides the Board with strong consumer insight and payments experience.



Director since
January 2008

Age at Annual Meeting
67

Board committees
- Human Resources & Compensation (Chairman)

Current public company boards
- Coca-Cola HBC AG (social responsibility committee)
- Coca-Cola FEMSA S.A.B. de C.V. (KOF)

Additional positions
- Director, Papalote Children's Museum, Mexico City

Previous experience
- Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company (2013-2014)
- Executive positions at The Coca-Cola Company, including President, Latin America Group (2002-2012) and President, Coca-Cola de México (1996-2002)
- Additional management positions at The Coca-Cola Company (1980-1996), including manager of strategic planning, Coca-Cola de México; manager, Sprite and Diet Coke brands (corporate headquarters, Atlanta); marketing director for Brazil; and vice president of marketing and operations, Coca-Cola de México
- Grupo IRSA, a Monsanto Company joint venture (five years' experience)

Past public company boards
- Keurig Green Mountain, Inc.


Public company board experience


Global perspective


Financial


CEO experience


Digital & innovation


Regulatory & governmental


Consumer


Information security


Payments


Audit committee financial expert

Gabrielle Sulzberger
General Partner, Fontis Partners, L.P.,
a private equity fund (since October 2005)

Ms. Sulzberger brings to the Board extensive financial experience and insight as the general partner of a private equity firm, Chief Financial Officer of several companies, and a U.S. public company audit committee financial expert and former board chairman. She contributes strong consumer insight, global perspective and payments experience as a former director at several U.S. public company merchants, including her longtime service as Chairman of a major merchant in the quality retail food business. Her experience as Chief Financial Officer of an open source software company also provides valuable digital and innovation experience.



Director since
December 2018

Age at Annual Meeting
59

Board committees
- Nominating & Corporate Governance

Current public company boards
- Brixmor Property Group Inc. (since 2015) (audit committee financial expert; nominating & corporate governance chairman)

Additional positions
- Henry Crown Fellow, Aspen Institute
- Trustee, Ford Foundation
- Director of each of: Acorn Advisors LLC (audit committee); TIME'S UP Foundation; Trinity Church Wall Street; and WomenCorporateDirectors Foundation

Previous experience
- Interim CEO, Johnson Products Company (hair care products) (October 2011-February 2013)
- CFO, Gluecode Software Inc. (2002-2005) (open source software company)
- CFO, Crown Services (2000-2002) (commercial contractors)

Past public company boards
- Bright Horizons Family Solutions, Inc.
- Teva Pharmaceutical Industries Limited
- The Stage Stores, Inc.
- Whole Foods Market, Inc.


Public company board experience


Global perspective


Financial


CEO experience


Digital & innovation


Regulatory & governmental


Consumer


Information security


Payments


Audit committee financial expert

Jackson Tai

Former Vice Chairman and Chief Executive Officer, DBS Group and DBS Bank Ltd., leading financial services entities (June 2002-December 2007)

Mr. Tai brings to the Board extensive global executive experience in payments and retail banking, including as former CEO of a Singapore-based bank and as a director of several global financial institutions. Mr. Tai's experience as a CFO, his extensive experience as a member of numerous public company audit committees and his career in investment banking provide valuable financial understanding. His service as a director of technology-focused retail and telecommunications companies provides valuable consumer and digital and innovation insight.



Director since
September 2008

Age at Annual Meeting
68

Board committees
- Audit
- Nominating & Corporate Governance

Current public company boards
- Eli Lilly and Company (audit; finance; and directors & corporate governance committees)
- HSBC Holdings plc (group risk committee chair; group financial system vulnerabilities committee chair; group audit and nominations & corporate governance committees)

Additional positions
- Director, Metropolitan Opera
- Trustee, Rensselaer Polytechnic Institute
- Former director, Canada Pension Plan Investment Company
- Former director, Cassis International Pte. Ltd. (payments technology company)

- Former director, privately held Russell Reynolds Associates, Inc.
- Former director, Brookstone Inc. (non-executive chairman and interim CEO (January 2012-May 2012)

Previous experience
- Vice chairman and CEO, DBS Group and DBS Bank Ltd. (2002-2007)
- Prior executive positions at DBS Group (1999-2002), including President and COO and CFO
- Senior management positions at Investment Banking Division, J.P. Morgan & Co. Incorporated (New York, Tokyo and San Francisco) (1974-1999)

Past public company boards
- Royal Philips N.V. (term ending in May, 2019)
- Bank of China, Limited
- DBS Group and DBS Bank Ltd.
- ING Groep N.V.
- Singapore Airlines Limited


Public company board experience


Global perspective


Financial


CEO experience


Digital & innovation


Regulatory & governmental


Consumer


Information security


Payments


Audit committee financial expert

Lance Uggla

Chairman and Chief Executive Officer, IHS Markit Ltd.,
a global information provider (since January 2018)

Mr. Uggla brings to the Board global perspective and innovation insights as the CEO of a publicly traded company that provides information, analytics and solutions to customers in business, finance and government. He provides extensive financial experience as the founder and former Chairman and CEO of a company that offered daily credit default swap pricing services, as well as through several executive management positions at a global investment dealer.

Director nominee

Age at Annual Meeting
57

Current public company boards
- IHS Markit Ltd.

Additional positions
- Executive Trustee, Tate Foundation

Previous experience
- President and Chief Operating Officer, IHS Markit Ltd. (July 2016 -December 2017)
- Founder and former Chairman and CEO, Markit Ltd. (June 2014- July 2016) and its predecessor, Markit Group Holdings Ltd. (2003- June 2014)
- Executive management positions at Toronto-Dominion Securities, including Vice Chairman and Head of Europe and Asia (1995-2003)




Public company board experience


Global perspective


Financial


CEO experience


Digital & innovation


Regulatory & governmental


Consumer


Information security


Payments


Audit committee financial expert

Board and committees

Board of Directors

Richard Haythornthwaite
Chairman of the Board of Directors

5
number of meetings in 2018

75%+
attendance
Board and committee meetings

100%
attendance
2018 annual meeting of stockholders

Board leadership structure

We have an independent Chairman of the Board, Richard Haythornthwaite. The role of the Chairman is to provide governance and leadership to the Board, including helping to organize the Board's work and ensuring that our directors have information to effectively carry out their responsibilities. The responsibilities of Mr. Haythornthwaite include, among other things:

- presiding over Board meetings and executive sessions of non-management and independent directors
- overseeing the adequacy of information available to directors
- coordinating feedback regarding issues discussed in executive session, as well as performance, to the Chief Executive Officer (the "CEO")
- facilitating effective communication between the Board and our stockholders, including, among other things, presiding over the annual meeting, and any special meetings, of stockholders
- working with the CEO and Corporate Secretary to set Board meeting agendas
- providing advice and counsel to the CEO

The Board does not have a specific policy regarding the separation of the Chairman and CEO roles, as it believes it is in the company's best interests to make that determination from time to time based on the position and direction of Mastercard and the composition of the Board. We have had an independent Chairman since our initial public offering, and the Board believes having both separate Chairman and CEO positions and an independent Chairman continues to be appropriate for Mastercard at this time. This structure enables the CEO to focus on the operation of our business, while the Chairman focuses on governance and leadership of the Board in fulfilling its obligations to Mastercard and our stockholders.

The Board holds regularly scheduled meetings of independent directors in executive session without management present and may meet more frequently upon request of any independent director. The Chairman ordinarily presides at these sessions.

Director business and region visits

Our Board members meet periodically with senior managers throughout our global business. The Board holds meetings at our headquarters, as well as at our various business offices around the world. This provides directors with the opportunity to meet with local/regional employees and stakeholders, such as policymakers, government and business leaders, and customers that are strategically important to our business. Through these meetings, our directors gain firsthand understanding of the culture and the issues and challenges we face in each region and learn how they tie into our strategic goals.

Board and committee member attendance

The Board held five meetings during 2018. During 2018, each director attended 75% or more of the aggregate of: (a) the total number of Board meetings held during the year and (b) the total number of meetings held by all committees of the Board on which such director served during the year (during the period for which he or she was a director/committee member).

We encourage directors to attend our annual meeting. All Board members attended our 2018 annual stockholders' meeting.

Board committees

The Board has a standing Audit Committee, Human Resources & Compensation Committee and Nominating & Corporate Governance Committee, each of which operates under a written charter that is posted on our website at https://investor.mastercard.com/investor-relations/corporate-governance/board-committees/default.aspx.

Audit Committee

Steven J. Freiberg
Chairman

Number of meetings in 2018
9

Other committee members:
- Silvio Barzi*
- David R. Carlucci
- Richard Haythornthwaite
- Rima Qureshi
- Jackson Tai

Primary responsibilities
The Audit Committee assists our Board in its oversight of:
- The quality and integrity of Mastercard's financial statements
- Mastercard's compliance with legal and regulatory requirements
- The qualifications, performance and independence of Mastercard's independent registered public accounting firm
- Risk assessment and risk management
- The performance of Mastercard's internal audit function
- The quality of Mastercard's internal controls

Independence
Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the SEC and the NYSE. The Board also has determined that each committee member is "financially literate" within the meaning of the NYSE listing standards. No committee member simultaneously serves on the audit committee of more than three public companies as defined in the NYSE Listed Company Manual.

Audit committee financial experts
The Board has identified each of Mr. Freiberg and Mr. Tai as an "Audit Committee financial expert" under the applicable SEC rules based on their experience and qualifications.

* through the date of the Annual Meeting

Human Resources & Compensation Committee

José Octavio Reyes Lagunes
Chairman

Number of meetings in 2018
5

Other committee members:
- Silvio Barzi*
- Richard K. Davis
- Steven J. Freiberg
- Julius Genachowski
- Merit E. Janow
- Oki Matsumoto

Primary responsibilities
The HRCC is primarily responsible for:
- Ensuring that Mastercard's compensation and benefit programs are fair and appropriate, as well as designed to attract, retain and motivate employees
- Ensuring that pay practices are consistent with our stated compensation strategy, are reasonable in view of our economics, take into consideration the relevant practices of similar companies and are consistent with the requirements of appropriate regulatory bodies
- Determining annual and long-term goals for Mastercard and ensuring that value transferred to the CEO,

as well as key executives, through cash or stock-based awards are commensurate with levels of performance
- Ensuring that we have a thorough succession planning process
- Providing direction and perspective to management on strategies with significant human resources implications

Independence
Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the SEC and the NYSE, is a non-employee director for purposes of Rule 16b-3 under the Exchange Act and is an outside director for purposes of Section 162(m) of the Internal Revenue Code.

To learn more about how Mastercard considers and determines executive and non-employee director compensation, including the role of executive officers and the compensation consultant, see *"Compensation discussion and analysis"* beginning on pg 64.

* through the date of the Annual Meeting

Nominating & Corporate Governance Committee

Nancy Karch*
Chairman

Number of meetings in 2018
5

Other committee members:
- David R. Carlucci
- Choon Phong Goh
- Richard Haythornthwaite
- Merit E. Janow
- Gabrielle Sulzberger
- Jackson Tai

Primary responsibilities
The NCG's responsibilities include:
- Identifying individuals qualified to become directors
- Recommending that the Board select the candidates for directorships to be filled by the Board or by the stockholders
- Developing and recommending to the Board a set of corporate governance principles
- Overseeing the annual process for Board and committee self-evaluations
- Overseeing legal, regulatory and public policy matters significant to Mastercard
- Taking a leadership role in shaping corporate governance with a focus on the long-term interests of Mastercard and its stockholders
- Considering issues significant to Mastercard concerning corporate social responsibility and diversity initiatives and any issues raised by stockholders

Independence
Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the NYSE.

* through the date of the Annual Meeting

Board and committee evaluation

Each year, the Board and its committees undergo an evaluation to examine membership, composition, committee and committee chair rotation, and overall board refreshment. Our evaluation process is designed to identify ways in which to enhance the performance of the Board and ensure that our directors have the right experiences and skills to execute our strategy. The NCG oversees the evaluation process, determining its format and framework, including whether to use a third-party facilitator. The NCG most recently used a third-party facilitator in 2016.

When we do not use a third-party facilitator, we utilize a director questionnaire to facilitate the annual evaluation of topics such as board and committee effectiveness, director contributions and the like. Our independent Chairman of the Board and NCG Chairman review the results and share them with each committee chairman. Our Chairman meets individually with various Board members and organizes and summarizes the responses and recommendations for discussion with the Board. Each committee reviews its own assessment as well.

Board risk oversight

Our Board is responsible for establishing Mastercard's risk appetite and overseeing its risk management program, as well as its risk assessment and management processes. The Board recognizes the importance of effective risk oversight to the success of our business strategy and to the fulfillment of its fiduciary duties to the company and our stockholders. The Board believes thoughtful risk taking is a critical component of innovation and effective leadership. It also recognizes that imprudently accepting risk or failing to appropriately identify and mitigate risks could negatively impact our business and stockholder value. The Board, therefore, seeks to foster a risk-aware culture by encouraging thoughtful risk taking in pursuit of the company's objectives.

The Board exercises this oversight both directly and indirectly through its three standing committees, each of which is delegated responsibility for specific risks and keeps the Board informed of its oversight efforts through regular reports by each committee chairman. Management is accountable for day-to-day risk management efforts, including the creation of appropriate risk management programs and policies. An internal Risk Management Committee, composed of senior executives and other risk functions, guides these risk management activities.

The Board and committees' risk oversight and management's ownership of risk are foundational components of our Enterprise Risk Management program, which is designed to provide comprehensive, integrated oversight and management of risk, as well as to facilitate transparent identification and reporting of key business issues to senior management, appropriate Board committees and the Board as a whole.



BOARD OF DIRECTORS
Oversees major risks

- Strategic and competitive
- Financial
- Brand and reputational
- Legal and regulatory
- Operational
- Cybersecurity
- CEO succession planning

  

Audit Committee	**Human Resources & Compensation Committee**	**Nominating & Corporate Governance Committee**
Primary risk oversight	**Primary risk oversight**	**Primary risk oversight**
• Financial statement integrity and reporting • Major financial and other business risk exposures • Information security, technology, and privacy and data protection • Risk management framework • Legal, regulatory and compliance • Internal controls	• Employee compensation policies and practices • Non-executive director compensation policies and practices • Succession planning	• Governance structure and processes • Legal and policy matters with potential significant reputational impact • Stockholder concerns (including sustainability and diversity)

MANAGEMENT
Key risk responsibilities

Business units	Central functions	Internal audit
• Identify and manage business risks	• Design risk framework, including setting boundaries and monitoring risk appetite	• Provides independent assurance on design and effectiveness of internal controls and governance processes

Following are the key processes by which the Board and its committees oversee risk:

- **Board.** The Board exercises its direct oversight responsibility by meeting, at least annually, with management to discuss risk management processes and to assess the major risks impacting Mastercard. The Board also considers management's risk analyses as it evaluates Mastercard's business strategy. Throughout the year, the Board and designated committees dedicate a portion of their regularly scheduled meetings to review and discuss specific risks in detail, including through the use of hypothetical risk scenarios and incident simulations. Strategic and operational risks are presented to and discussed with the Board and its committees by the executive officers, the General Counsel, Chief Financial Officer ("CFO"), Chief Compliance Officer and General Auditor.

- **Audit Committee.** The Audit Committee oversees risk management policies and processes by periodically meeting with management, the General Auditor and our independent registered public accounting firm for open and candid discussions regarding risk. The Audit Committee reviews Mastercard's risk management framework and programs used by management in its discussions of our risk profile and risk exposures. The Audit Committee reviews major risks facing Mastercard and periodically receives a report on the status of the top risks and the steps taken to manage them. The Audit Committee also meets with management of individual business units on a periodic and rotating basis to discuss current and emerging risks. The Audit Committee is regularly provided an information security update, as well as updates on material legal and regulatory matters. In addition to the General Auditor, the Chief Compliance Officer has functional reporting to the committee. The Audit Committee reports to the Board on the status of the company's internal controls and approves internal and external audit plans based on a risk-based methodology and evaluation.

- **Human Resources & Compensation Committee.** Throughout the year, when establishing compensation program elements, making awards and determining final payouts for incentive compensation, the HRCC considers the relationship of Mastercard's risk oversight practices to employee compensation policies and practices for all employees (including non-executive officers), including whether our compensation programs create or encourage excessive risk taking that is reasonably likely to have a material adverse effect on the company. We further discuss the HRCC's assessment of risk under *"Executive compensation–Compensation discussion and analysis–Risk assessment"* (pg 81).

- **Nominating & Corporate Governance Committee.** The NCG oversees risks by meeting periodically throughout the year to proactively consider and address key governance, legal and policy matters that could have a significant reputational impact on Mastercard and its public affairs and matters of concern raised by stockholders, including business strategy, board refreshment, compensation practices, risk oversight, sustainability and diversity.

Board oversight of information security, including cybersecurity and data privacy

Given the importance of information security and privacy to our stakeholders, our Board receives an annual report from our Chief Security Officer ("CSO") to discuss our program for managing information security risks, including cyber and data security risks. The Audit Committee also receives annual briefings on both information security and data privacy from the CSO and Chief Privacy Officer. Both the Board and the Audit Committee receive regular reports on our cyber readiness, adversary assessment and risk profile status. In addition, the Board, Audit Committee and NCG receive information about these topics as part of regular business and regulatory updates, and our directors are apprised of incident simulations and response plans, including for cyber and data breaches.

Program highlights

- ✓ We are committed to the responsible handling of personal information, and we balance our product development activities with a commitment to transparency, fairness and non-discrimination.
- ✓ Our multi-layered information security and data privacy programs and practices are designed to ensure the safety, security and responsible use of the information and data our stakeholders entrust to us.
- ✓ We work with our customers, governments, policymakers and others to help develop and implement standards for safe and secure transactions as well as privacy-centric data practices.
- ✓ Our programs are informed by third-party assessments and advice regarding best practices from consultants, peer companies and advisors.
- ✓ We continually test our systems to discover and address any potential vulnerabilities.
- ✓ We also maintain a business continuity program and cyber insurance coverage.

Code of Conduct and Supplemental Code of Ethics

We have a written Code of Conduct that applies to all of our directors, executive officers and employees and provides a statement of Mastercard's policies and procedures for conducting business legally and ethically. In addition, Mastercard has adopted a written Supplemental Code of Ethics that applies only to the CEO, CFO, Controller and certain other senior officers. We will promptly disclose, if required by applicable laws, any amendment to, or waiver from, our Code of Conduct or Supplemental Code of Ethics granted to directors or executive officers by timely posting such information on our website.

Where to find our Code of Conduct and Supplemental Code of Ethics
 Go to our website at https://investor.mastercard.com/investor-relations/corporate-governance/policies-and-reports/default.aspx.
 Request copies (free of charge) by writing to: Janet McGinness Corporate Secretary Mastercard Incorporated 2000 Purchase Street Purchase, NY 10577

Hedging/pledging prohibitions and insider trading policy

Our Code of Conduct includes various prohibitions against inappropriate trading activities in relation to Mastercard securities. Employees (including executive officers) and non-employee directors are not permitted to hedge their economic exposure to the Mastercard stock they own, meaning that engaging in, trading in or writing options; buying puts, calls or other derivative securities; or engaging in short selling or similar types of transactions in Mastercard securities are prohibited. In addition, employees (including executive officers) and non-employee directors are not permitted to buy Mastercard securities on margin unless arrangements are made to cover any margin calls in cash, nor are they allowed to pledge (or hypothecate) Mastercard securities as collateral for a loan.

Under our insider trading policy, directors, senior executives (including named executive officers) and other individuals with access to material non-public information about Mastercard are prohibited from engaging in transactions in Mastercard securities during blackout periods (other than in accordance with a pre-approved Rule 10b5-1 trading plan), and directors and senior executives are required to pre-clear any transactions in Mastercard securities.

We have a policy governing 10b5-1 plans. Under this policy, we permit all directors and employees to enter into 10b5-1 plans and require all executive officers and certain of our other senior executives to do so. All plans must have a 45-calendar day moratorium (or "cooling-off" period) between entering into a plan and the start of trading under that plan, and no plan may be longer than 12 months.

Communicating with the Board

Stockholders and other interested parties may contact any or all Board members (including our independent Chairman or the non-management directors as a group), any of its committees or any committee chairman by email or mail. Correspondence should be addressed to the Board of Directors or any such individual directors or group or committee of directors by either name or title.

The Corporate Secretary or another member of our Law Department opens all communications to determine whether the contents represent a message to the directors. All correspondence that is not in the nature of advertising or promotion of a product or service or is not trivial, irrelevant, unduly hostile, threatening, illegal, patently offensive or similarly inappropriate will be forwarded promptly to the addressee. If no particular director is named, the communication will be forwarded, depending on the subject matter, to the Audit Committee Chairman, the HRCC Chairman or the NCG Chairman.

Correspondence can be sent:

By email:
 corporate.secretary@mastercard.com

By mail:
 Mastercard Incorporated Board of Directors Office of the Corporate Secretary 2000 Purchase Street Purchase, NY 10577 Attention: Janet McGinness

The Corporate Secretary will forward to the Audit Committee Chairman any correspondence that reflects a complaint or concern involving:

- accounting, internal accounting controls and auditing matters
- possible violations of, or non-compliance with, applicable legal and regulatory requirements
- possible violations of Mastercard's Supplemental Code of Ethics for the CEO and senior officers
- retaliatory acts against anyone who makes such a complaint or assists in the investigation of such a complaint

Stockholders, employees and others also may report complaints and concerns regarding accounting, internal accounting controls, auditing matters, possible violations of (or non-compliance with) applicable legal and regulatory requirements, possible violations of Mastercard's Supplemental Code of Ethics or retaliatory acts against employees who make such a complaint or assist in the investigation of such a complaint in accordance with our Whistleblower Policy. Our Chief Compliance Officer is responsible for keeping a docket of all reports received under the Whistleblower Policy and summarizing the nature of the complaint and other relevant information. The Chief Compliance Officer will report any recent developments of items listed on the docket in reasonable detail to the Audit Committee Chairman (and, if the Chairman so directs, to the committee) at or in advance of each regularly scheduled meeting. You can find our Whistleblower Policy in the "Investor Relations" section of our website at https://s2.q4cdn.com/242125233/files/doc_downloads/corporate_compliance/2017/Whistleblower-Policy.pdf.

Director independence and related party transactions

Director independence

The corporate governance listing standards of the NYSE require that a majority of the Board (and each member of the Audit Committee, the HRCC and the NCG) be independent. To assist in its independence determinations, the Board has adopted director independence standards as part of our Corporate Governance Guidelines, which you can find on our website at https://investor.mastercard.com/investor-relations/corporate-governance/governance-guidelines/default.aspx.

No director or director nominee will be considered independent unless the Board affirmatively determines that such individual has (or would have) no material relationship with Mastercard (either directly or as a partner, stockholder or officer of an organization that has a relationship with Mastercard) other than as a Board or committee member. Additional requirements apply to Audit Committee and HRCC members. When making independence determinations, the Board broadly considers all relevant facts and circumstances, as well as any other facts and considerations specified by the NYSE, by law, or by any rule or regulation of any other regulatory body or self-regulatory body applicable to Mastercard. When assessing the materiality of a director's relationship with Mastercard, the Board considers the issue not merely from the standpoint of the director or director nominee but also from that of persons or organizations with which such individual has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships (among others). In addition, the Board applies the independence guidelines set forth in our Corporate Governance Guidelines, which generally track the independence standards set by the NYSE.

In the course of its determination regarding the independence of each current non-management director and director nominee, the Board considered any transactions, relationships and arrangements as required by the NYSE Listed Company Manual and under the independence requirements adopted by the Board.

Based on its review of all of the relevant facts, the Board affirmatively determined that each of our current directors and director nominees is independent under NYSE listing standards and our Corporate Governance Guidelines, except for Mr. Banga (our President and CEO).

Certain relationships and related party transactions

Board approval of related party transactions

The Code of Conduct requires that any transaction that exceeds $120,000 between Mastercard and a related party, or in which a related party would have a direct or indirect material interest, be promptly disclosed to the General Counsel. The General Counsel is required to disclose such transactions promptly to the Board. Transactions with related parties must be approved or ratified by the Board or a committee of the Board consisting of at least three disinterested directors. Any director having an interest in the transaction is not permitted to vote on such transaction. Under the Code of Conduct, a related party is any of the following:

- an executive officer of Mastercard
- a director (or director nominee) of Mastercard
- a beneficial owner of 5% or more of any class of Mastercard's voting securities
- an immediate family member of any executive officer, director (or director nominee) or beneficial owner of 5% or more of any class of Mastercard's voting securities
- an entity in which one of the above described persons has a substantial ownership interest in or control of such entity

Related party transactions

There are no related-party transactions required to be reported under the applicable SEC rules.

Additional board service requirements

Our certificate of incorporation, by-laws and Corporate Governance Guidelines provide additional requirements for service as a Board member, as well as limited membership for "Industry Directors" (as described below) and officers or employees of Mastercard or any of its subsidiaries ("management directors").

Provision	Description
Requirements for service	Only 36% of our Board may be Industry Directors, directors who either currently or during the prior 18 months have an affiliation or relationship (including as a director, officer, employee, or agent or any material business relationship) with any entity (and any of its affiliates) that on or after May 30, 2006 was or becomes a Class A (or principal) or affiliate member of Mastercard International or a licensee of its brands, or with any operator, member or licensee of any general purpose payment card system (or any affiliates of any such entity) that competes with Mastercard.
	In addition, no director can:
	• either currently or during the prior three years have an affiliation or relationship (including as a trustee, officer, employee or agent or any material business relationship) with Mastercard Foundation or
	• be a director, regional board director, officer, employee, or agent of or represent an entity (or an institution that is represented on any board of such an entity) that owns and/or operates a payment card program that is competitive with any of Mastercard's comparable card programs.
Industry Directors and other composition requirements	• At least 64% of the Board must be determined by the Board not to be Industry Directors (directors with the types of relationships described above). • The total number of non-Industry Directors and non-management directors must be at least two greater than the number of Industry Directors and management directors. • Up to one-third of the members of each of the Audit Committee, the HRCC and the NCG may be Industry Directors. • No more than one Industry Director may serve on the NCG. • The Board has deemed Messrs. Freiberg and Tai to be Industry Directors.
Quorum	A majority of the directors in office, provided that a majority of the directors present are neither Industry Directors nor management directors, constitutes a quorum.
Vacancies	Vacancies are to be filled only by a vote of the majority of the directors then in office who are not Industry Directors.
Nominations	Industry Directors cannot participate in nominating or selecting directors.

Director compensation

Mastercard uses a combination of cash and stock-based compensation to attract and retain qualified individuals to serve on our Board. The company sets compensation for non-employee directors competitively and in light of the time commitment and prior experience levels expected of directors. Each year, the HRCC's independent consultant, FW Cook, performs a review of Mastercard's director compensation levels relative to market data (the same peer companies used for benchmarking and for setting executive compensation). The HRCC recommends the form and amount of director compensation, which is determined by the Board.

As an employee director of the company, Mr. Banga receives no such compensation for service on our Board or any of its committees.

2018 director compensation

In June 2018, the Board approved certain changes to director compensation proposed by the HRCC that were developed in consultation with the HRCC's independent consultant and became effective July 1, 2018. The following table describes the components of 2018 director compensation:

Annual compensation for Board service		
Role	Cash	Equity
Non-employee directors	$100,000	$195,000
Chairman of the Board	$180,000	$275,000

Additional compensation for committee service		
Committee	Chair	Member
Audit	$30,000	$15,000
HRCC	$25,000	$10,000
NCG	$20,000	$10,000

Cash compensation is paid in advance in January for the first half of the year and in arrears in December for the second half of the year. The annual retainer and any committee retainer fees are prorated for partial year Board or committee service. Under the Mastercard Incorporated Deferral Plan, non-employee directors are eligible to defer all or part of their cash compensation into a non-qualified deferred compensation arrangement. Directors who elect to defer cash compensation receive earnings on their deferrals based on investment elections. None of the investment options provides returns considered to be above-market or preferential.

Annual stock grants are immediately vested and in the form of restricted stock or deferred stock units ("DSU") under Mastercard's Amended and Restated 2006 Non-Employee Director Equity Compensation Plan. Each director selects the form of his or her award during an annual election process.

Non-employee directors are eligible to have Mastercard make matching gift contributions of up to $15,000 annually to eligible charities in the name of the director. In addition, non-employee directors are eligible to have Mastercard make contributions up to $5,000 to a charity of their choice to match director contributions to Mastercard's Political Action Committee. Directors are reimbursed for expenses related to attending Board and committee meetings.

2018 total director compensation

The following table summarizes the total compensation earned in 2018 by each of our current non-employee directors:

Name	Fees earned or paid in cash ($)	Stock awards ($) [1,2]	All other compensation ($) [3]	Total ($)
(a)	(b)	(c)	(d)	(e)
Richard Haythornthwaite, Chairman of the Board	205,000	275,044	10,256	490,300
Silvio Barzi	125,000	195,085	7,864	327,949
David R. Carlucci	125,000	195,085	15,000	335,085
Richard K. Davis	64,166	195,085	—	259,251
Steven J. Freiberg	137,500	195,085	15,000	347,585
Julius Genachowski	110,000	195,085	9,700	314,785
Choon Phong Goh	82,500	241,386	—	323,886
Merit E. Janow	120,000	195,085	13,500	328,585
Nancy Karch	120,000	195,084	12,492	327,576
Oki Matsumoto	110,000	195,085	—	305,085
Rima Qureshi	115,000	195,085	—	310,085
José Octavio Reyes Lagunes	122,500	195,085	—	317,585
Gabrielle Sulzberger	9,166	113,954	15,000	138,120
Jackson Tai	125,000	195,085	15,000	335,085

[1] Effective July 1, 2018, the annual equity retainer for Board service was increased by $10,000.

[2] Amount represents the aggregate grant date fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 excluding the effects of estimated forfeitures in connection with all stock awards granted to Board members in 2018. The share price used for converting the grant made on June 26, 2018, the date of the 2018 annual meeting of stockholders, was the closing price of our common stock on the NYSE on that date ($196.46 per share). Mr. Haythornthwaite's award represents 1,400 shares of restricted stock, Mr. Reyes' award represents 993 shares of restricted stock, and Mr. Goh's award represents a partial year award of 265 DSUs granted upon appointment to the Board and an annual award of 993 DSUs. Ms. Sulzberger's award includes a partial year award of 543 DSUs granted upon appointment to the Board. Awards to all the other Board members represent 993 DSUs per director. All stock awards, including restricted stock, are subject to a minimum four-year transfer restriction.

[3] Amount represents company-paid charitable matching contributions.

The following table further describes the fees paid in cash to each non-employee director for 2018, as shown in column (b) of the above table:

Name	Annual retainer ($)	Audit committee retainer ($)	HRCC retainer ($)	NCG committee retainer ($)	Fees earned or paid in cash ($)
Richard Haythornthwaite, Chairman of the Board	180,000	15,000	—	10,000	205,000
Silvio Barzi	100,000	15,000	10,000	—	125,000
David R. Carlucci	100,000	15,000	—	10,000	125,000
Richard K. Davis	58,333	—	5,833	—	64,166
Steven J. Freiberg[1]	100,000	27,500	10,000	—	137,500
Julius Genachowski	100,000	—	10,000	—	110,000
Choon Phong Goh	75,000	—	—	7,500	82,500
Merit E. Janow	100,000	—	10,000	10,000	120,000
Nancy Karch	100,000	—	—	20,000	120,000
Oki Matsumoto	100,000	—	10,000	—	110,000
Rima Qureshi	100,000	15,000	—	—	115,000
José Octavio Reyes Lagunes[1]	100,000	—	22,500	—	122,500
Gabrielle Sulzberger	8,333	—	—	833	9,166
Jackson Tai	100,000	15,000	—	10,000	125,000

[1] Effective July 1, 2018 the Audit Committee Chair retainer was increased from $25,000 to $30,000, and the HRCC Committee Chair retainer was increased from $20,000 to $25,000.

Director stock ownership guidelines

Each non-employee director is expected, within six years of joining the Board, to accumulate an ownership position in our stock equal to five times the applicable annual cash retainer. All current non-employee directors have holdings that exceed the guidelines' recommended ownership level except for Mr. Goh and Ms. Sulzberger, who have not yet reached their respective guideline compliance dates.

Culture and sustainability

03

"Decency is about bringing your heart and your mind to work – every single day. It's about being someone people can believe and trust because they know your hand is always at their back, supporting them." – Ajay Banga

Culture of decency

Our success is driven by the skills, experience, integrity and mindset of the talent we hire. We attract and retain top talent from diverse backgrounds and industries by building a world-class culture based on decency, respect and inclusion in which people have opportunities to do purpose-driven work that impacts customers, communities and co-workers on a global scale. The diversity and skill sets of our people underpin everything we do. This is how we define and drive the culture of decency that makes Mastercard a place where the best people want to work:

- **Our decency quotient:** Decency serves as the foundation for the kinds of relationships and respect that drive innovation, urgency, and enterprise-wide thinking and behaviors. Our decency quotient also informs how we regard our employees, how we are able to continually evolve and innovate our people practices and solutions, and how we develop and cultivate leaders at all levels of the company. It also guides our strong support for volunteerism – both as part of the company and as individuals. It includes:
  - **Care personally and challenge directly.** We challenge perspectives, not people, respectfully and directly to help achieve the best outcomes.
  - **Help others be great.** Each of us has the power to make our colleagues shine and be better, which benefits all of us.
  - **Embrace a "win as one team" mindset.** Leadership and culture require a team effort, where people of diverse backgrounds and experiences work together, complement each other, function as a team and win together.

- **Our inclusive mindset:** Our mindset of inclusion is built on the belief that diversity is critical, but that is not enough. We must embrace and activate our diversity. Diversity sparks innovation, but inclusion drives it. As such, we strive to develop a deep understanding of the current and traditional barriers to diverse representation of people at all levels of the company and continue to put into motion programs and support systems to overcome those barriers:
  - **Build and support diverse teams:** When you surround yourself with people who don't look like you, don't walk like you, don't talk like you, don't have the same experiences as you, that's when new ideas are sparked and innovation happens. This includes the vendors we use and the partners with whom we work.
  - **Foster inclusion as a leadership skill set:** There are many facets of leadership that one must master – learning how to build, grow, and keep a diverse and inclusive team is one of them.
  - **Support diverse and inclusive dialogues:** This includes hosting an annual Global Inclusion Summit, a gathering of more than 150 inclusion champions across the organization, as well as working with our Global Diversity & Inclusion Council and our Business Resource Groups.

We've received recognition for our culture of decency, including these awards:









Bloomberg Gender Equality Index
2019, 2018 and 2017

Disability Equality Index
2018 Best Place to Work for Disability Inclusion

DiversityInc's Top 50 List
#4 in 2018 and #7 in both 2017 & 2016

World's Most Ethical Companies
2019, 2018, 2017 and 2016

Sustainability

In 2018, Mastercard published its first annual Sustainability Report. Mastercard is committed to being a force for good in the world. Sustainability is part and parcel of our business strategy. It is based on the fundamental conclusion that we do well by doing good. Being a force for good and being a purpose-driven business are part of what helps us do well as a company. It helps us attract top talent, grow our base of customers, serve as a problem-solving partner to governments, and create brand affinity with consumers and businesses globally.

Our Sustainability Report describes our sustainability efforts in four key areas:



INCLUSIVE GROWTH

Creating a more inclusive world through our products, programs and partnerships.

We combine expertise, data, technology and philanthropic investments to empower those working on the front lines of inclusive growth. We bring together businesses, governments, academic institutions and non-governmental organizations to create new models of collaboration that ignite inclusive growth.



INSPIRED WORKFORCE

Building a world-class culture of high-performing employees who innovate using their hearts and minds.

At Mastercard, our industry expertise is enhanced by the diverse insights from our global workforce, which is at the core of our diversity and inclusion strategy. Our dedication to cultivating an environment for all employees that respects their individual strengths, views and experiences drives a global and collaborative culture of inclusion.



ETHICAL & RESPONSIBLE STANDARDS

Acting responsibly and with integrity guided by the highest standards of ethical behavior.

Ethics and compliance are embedded in our core values, and we take a proactive approach to conducting business in a trusted and transparent way. Mastercard fosters sound governance through an independent board structure and robust risk and compliance programs.



ENVIRONMENTAL STEWARDSHIP

Responsibly managing our environmental footprint and creating environmentally conscious solutions.

We understand the importance of addressing environmental sustainability and have undertaken a variety of environmental sustainability and protection initiatives regarding greenhouse gas emissions, real estate, energy, landfill diversion and transportation, as well as products and services.

We invite you to visit our website (www.mastercard.com) to read our Sustainability Report at http://sustainability.mastercard.com/mastercard-corporate-sustainability-report-2017/p/1 to learn more about our commitments to a World Beyond Cash® and to being a force for good. Mastercard's commitment to conducting business in a sustainable way has been recognized around the world. A comprehensive list of key awards and acknowledgments we've received may be found in our Sustainability Report.

Management Committee

04

Our Management Committee presents strategic plans to the Board for review and implements the company's strategic direction. The Management Committee consists of our executive officers and additional members of management.

Management Committee members

Name	Title
Ajay Banga	President and Chief Executive Officer
James Anderson	Executive Vice President, Commercial Products
Ajay Bhalla	President, Cyber & Intelligence Solutions
Ann Cairns	Vice Chairman
Gilberto Caldart	President, International
Dimitrios Dosis	President, Advisors Consulting & Information Services
Carlo Enrico	President, Latin America and Caribbean
Michael Fraccaro	Chief Human Resources Officer
Michael Froman	Vice Chairman and President, Strategic Growth
Francis Hondal	President, Loyalty, Managed Services and Labs as a Service, Data and Services
Linda Kirkpatrick	Executive Vice President, Merchants and Acceptance, U.S.
Jorn Lambert	Executive Vice President, Digital Solutions
Hai Ling	Co-President, Asia Pacific
Raghu Malhotra	President, Middle East and Africa
Edward McLaughlin	President, Operations and Technology

Name	Title
Sachin Mehra	Chief Financial Officer
Carlos Menendez	President, Enterprise Partnerships
Michael Miebach	Chief Product Officer
Tim Murphy	General Counsel
Javier Perez	President, Europe
Jennifer Rademaker	Executive Vice President, Customer Delivery
Raja Rajamannar	Chief Marketing & Communications Officer and President, Healthcare
Blake Rosenthal	Executive Vice President, Acceptance Solutions
Ari Sarker	Co-President, Asia Pacific
Andrea Scerch	President, Consumer Products and Processing
Raj Seshadri	President, U.S. Issuers
Kevin Stanton	Chief Services Officer
Paul Stoddart	President, New Payments Platforms
Craig Vosburg	President, North America

Executive officers (other than Mr. Banga, whose biographical information is included under Proposal 1: Election of Directors)

Ajay Bhalla
President, Cyber and Intelligence Solutions
(since November 2018)

Mr. Bhalla leads the team that develops product solutions that enhance safety, security and experience for consumers, merchants, partners and governments around the world. He oversees Mastercard's business in the areas of artificial intelligence, biometrics, connected intelligence, cybersecurity and digital identity.

Age at Annual Meeting
53

Additional positions
- CEME Senior Fellow, The Fletcher School, Tufts University
- Connection Science Fellow, Massachusetts Institute of Technology

Previous Mastercard business experience
- President, Enterprise Security Solutions (2014–October 2018)
- President, Digital Gateway Services (2011–2013)
- President South Asia and Southeast Asia (2008–2011)
- President, South Asia and Southeast Asia (2008–2011)
- President, Southeast Asia (2002-2007)
- Country Manager, Singapore and Head of Marketing, Southeast Asia (1997–2002)
- Vice President (1993–1997)

Previous business experience
- Various leadership positions at HSBC and Xerox Corporation (1988–1993)



Ann Cairns
Vice Chairman (since June 2018)

Ms. Cairns represents Mastercard around the world, focusing on inclusion, diversity and innovation.

Age at Annual Meeting
62

Current public company boards
- Intercontinental Exchange, Inc. (ICE) (risk committee) (through May 2019)

Additional positions
- Director, Board of Global Banking Alliance for Women
- Chair, ICE Clear Europe

Previous Mastercard business experience
- President, International (August 2011-May 2018)

Previous business experience
- Managing director, Alvarez & Marsal (led the European team managing the estate of Lehman Brothers Holdings International through the Chapter 11 process in Europe) (2002-2008)
- CEO, ABN AMRO
- Senior corporate and investment banking roles at Citigroup
- Research scientist and engineer for British Gas

Past public company board
- AstraZeneca PLC



Gilberto Caldart
President, International (since June 2018)

Mr. Caldart is responsible for the management of all markets and customer-related activities outside of North America and Canada.

Age at Annual Meeting
60

Additional positions
- Director, Junior Achievement Americas

Previous Mastercard business experience
- President, Latin America and Caribbean region (August 2013-June 2018)
- Division President South Latin America/Brazil (November 2008-July 2013)

Previous business experience
- Various leadership positions at Citigroup, including Country Business Manager, Brazil (January 2002-September 2008)



Michael Fraccaro
Chief Human Resources Officer (since July 2016)

Mr. Fraccaro is responsible for all human resources functions globally.

Age at Annual Meeting
53

Previous Mastercard business experience
- Executive Vice President, Human Resources, Global Products and Solutions (July 2014-July 2016)
- Senior Vice President, Human Resources, Global Products and Solutions (November 2012-June 2014)

Previous business experience
- Various executive-level human resources positions at HSBC Group, Hong Kong, a banking and financial services firm (2000-2012)
- Prior senior human resources positions in banking and financial services in Australia and the Middle East



Michael Froman

Vice Chairman and President, Strategic Growth
(since April 2018)

Mr. Froman directs Mastercard's approach to working with governments, foundations, humanitarian and non-governmental organizations, and other enterprises to create and scale solutions globally. He and his team drive financial inclusion and inclusive growth efforts and work to develop new businesses key to our strategic growth. Mr. Froman oversees the Mastercard Center for Inclusive Growth.

Age at Annual Meeting
56

Current public company boards
- The Walt Disney Company (audit committee chair)

Additional positions
- Distinguished Fellow, Council on Foreign Relations

Previous business experience
- U.S. Trade Representative in the Executive Office of President Obama (June 2013-January 2017)
- Assistant to the President and Deputy National Security Advisor for International Economic Policy (January 2009-May 2013)
- Various executive positions at Citigroup (December 1999-January 2009), including CEO, CitiInsurance and COO of Citigroup's alternative investments business



Martina Hund-Mejean

Former Chief Financial Officer (November 2007-March 2019)*

Age at Annual Meeting
59

Current public company boards
- Prudential Financial, Inc. (audit committee)

Additional positions
- Member, board of trustees, The University of Virginia Darden School Foundation (co-chair, compensation committee)

Previous Mastercard business experience
- Chief Financial Officer (November 2007 – March 2019)

Previous business experience
- Senior Vice President and Treasurer, Tyco International Ltd. (December 2002-November 2007)
- Senior Vice President and Treasurer, Lucent Technologies Inc. (2000 – 2002)
- Various finance positions of increasing responsibility, General Motors Corporation, in the U.S. and U.K., including Assistant Treasurer (1998-2000)
- Credit analyst, Dow Chemical, Frankfurt, Germany



* Ceased to be an executive officer as of March 31, 2019

Edward McLaughlin
President, Operations and Technology (since May 2017)

Mr. McLaughlin oversees all of Mastercard's technology functions, including the global network, processing platforms, global technology hubs, information security and technology operations.

Age at Annual Meeting
53

Previous Mastercard business experience
- Chief Information Officer (January 2016-May 2017)
- Chief Emerging Payments Officer (August 2010-December 2015)
- Chief Franchise Development Officer (June 2009-August 2010)
- Senior Vice President, Bill Payment and Healthcare (October 2005-June 2009)

Previous business experience
- Group Vice President, Product and Strategy, Metavante Corporation (financial services technology company) (2002-2005)
- Co-Founder and CEO, Paytrust, Inc. (online payments company acquired by Metavante Corporation in 2002) (1998-2002)



Sachin Mehra
Chief Financial Officer (since April 2019)

Mr. Mehra is responsible for Mastercard's corporate controller, tax, investor relations, mergers and acquisitions, financial planning and analysis, treasury, risk management, global supply chain, business unit finance and regional finance functions.

Age at Annual Meeting
48

Previous Mastercard business experience
- Chief Financial Operations Officer (April 2018-March 2019)
- Executive Vice President, Commercial Products (October 2015-March 2018)
- Executive Vice President and Business Financial Officer, North America (March 2013- September 2015)
- Corporate Treasurer (June 2010- February 2013)

Previous business experience
- Vice President and Treasurer, Hess Corporation (2008-2010)
- Vice President and Deputy Treasurer, Hess Corporation (2007-2008)
- Various treasury and finance positions of increasing responsibility, General Motors Corporation and GMAC (1996-2007)



Michael Miebach

Chief Product Officer (since January 2016)

Mr. Miebach leads the products and innovation organization, including consumer credit and debit, commercial, prepaid, acceptance, real-time payment, and processing solutions in both the digital and physical worlds, as well as Mastercard Labs and processing activities.

Age at Annual Meeting
51

Additional positions
- Director, Accion
- Director, Ronald McDonald House New York

Previous Mastercard business experience
- President, Middle East and Africa (June 2010-December 2015)

Previous business experience
- Managing Director, Middle East and North Africa, Barclays Bank PLC (May 2008-January 2010)
- Managing Director, Sub-Saharan Africa, Barclays Bank PLC (July 2007-April 2008)
- Various executive positions at Citigroup in Germany, Austria, U.K. and Turkey (1994-2007)



Tim Murphy

General Counsel (since April 2014)

Mr. Murphy is responsible for overseeing legal affairs, public policy, corporate governance and compliance. He also has responsibility for Mastercard's franchise, corporate security, privacy and global inclusion functions.

Age at Annual Meeting
52

Additional positions
- Chair-elect, National Urban League
- Director, U.S.-Russia Business Council and Network for Teaching Entrepreneurship
- Member, International Monetary Fund's External Advisory Group on Surveillance; Council on Foreign Relations; and 2018 Policyowners' Examining Committee, Northwestern Mutual
- Chairman, Board of Governors, Fairfield College Preparatory School, Fairfield, Connecticut

Previous Mastercard business experience
- Chief Product Officer (February 2009-March 2014)
- President, U.S. Region (November 2007-January 2009)
- Executive Vice President, Customer Business Planning and Analysis (April 2006-November 2007)
- Senior Vice President and Associate General Counsel (November 2002-March 2006)

Previous business experience
- Associate, Cleary, Gottlieb, Steen and Hamilton, New York and London



Raja Rajamannar

Chief Marketing and Communications Officer and President, Healthcare (since January 2016)

Mr. Rajamannar is responsible for leading the company's marketing transformation, including the integration of the marketing and communication functions, the development of its Priceless experiential platforms, and the creation and deployment of marketing-led business models into the core of the company.

Age at Annual Meeting
57

Current public company boards
- PPL Corporation (audit committee; compensation, governance and nominating committee)

Additional positions
- Director, Bon Secours Mercy Health, New York City Ballet, Cintrifuse and ANA

Previous Mastercard business experience
- Chief Marketing Officer (September 2013–December 2015)

Previous business experience
- Executive Vice President–Senior Business and Chief Transformation Officer, Anthem (formerly, WellPoint, Inc.) (March 2012–January 2013)
- Senior Vice President and Chief Innovation and Marketing Officer, Humana Inc. (April 2009-March 2012)
- Various management positions at Citigroup (1994-2009), including Executive Vice President and Chief Marketing Officer–Citi Global Cards (January 2008-April 2009)



Kevin Stanton

Chief Services Officer (since January 2018)

Mr. Stanton is responsible for the company's overall global strategy for services which includes loyalty and managed services, data and analytics, Advisors' consulting services, and the services' vertical organizations, (financial institutions, retail and commerce, and government).

Age at Annual Meeting
58

Previous Mastercard business experience
- President, Mastercard Advisors (January 2010-December 2017)
- President, Canada (May 2004-January 2010)
- Senior Vice President, Strategy and Market Development (December 2002-May 2004)
- Vice President, Senior Counsel and North America Region Counsel (July 1995–December 2002)



Craig Vosburg
President, North America (since January 2016)

Mr. Vosburg oversees all of Mastercard's customer-facing activities in the U.S. and Canada, including sales, business development, strategy and relationship management with issuers, merchants, digital partners, governments and acquirers.

Age at Annual Meeting
52

Additional positions
- Member, board of directors, New York Botanical Garden (audit committee)
- Member, board of directors, Sultana Education Foundation
- Former David Rockefeller Fellow, Partnership for New York City

Previous Mastercard business experience
- Chief Product Officer (April 2014-December 2015)
- Executive Vice President, U.S. Market Development (2010-2014)
- Head of Mastercard Advisors, U.S. and Canada (2008-2010)
- Head of Mastercard Advisors, Southeast Asia, Greater China and South Asia/Middle East/Africa (2006-2008)

Previous business experience
- Senior member-financial services practice, Bain & Company (2002-2006) and A.T. Kearney (1997-2002)
- Vice president, CoreStates Financial Corporation (1989-1995)



Executive compensation

05

This section describes our executive compensation program for 2018 and certain elements of the 2019 compensation program for our named executive officers.

Compensation discussion and analysis

This Compensation Discussion and Analysis ("CD&A") describes Mastercard's executive compensation program for 2018, as well as certain elements of the 2019 program for our named executive officers ("NEOs"), who are listed below and appear in the *"Summary Compensation Table"* on pg 83.

Named executive officers	Role
Ajay Banga	President and Chief Executive Officer
Martina Hund-Mejean	Chief Financial Officer
Craig Vosburg	President, North America
Tim Murphy	General Counsel
Gilberto Caldart*	President, International
Ann Cairns*	Former President, International

* In a planned succession, on May 31, 2018, Ms. Cairns stepped down as President, International, and Mr. Caldart became President, International effective June 1, 2018. Ms. Cairns was subsequently appointed to the role of Vice Chairman and was not an executive officer of the company on December 31, 2018.

Executive summary

Mastercard's Strategy

We grow, diversify, and build our business through a combination of organic growth and strategic investments. Our ability to grow our business is influenced by PCE growth, driving cash and check transactions to electronic forms of payment, increasing our share in electronic payments and providing value-added products and services. In addition, growing our business includes supplementing our core network with enhanced payment capabilities to capture new payment flows, such as business to business, person to person, business to consumer and government payments, through a combination of product offerings and expanded solutions for our customers. For more information on our strategy, please see section titled *"Strategy"* on pg 16.

Strategic objectives

Grow	Diversify	Build
Core	**Customers & geographies**	**New areas**
• Credit • Debit • Commercial • Prepaid • Digital-physical convergence • Acceptance	• Financial inclusion • New markets • Businesses • Governments • Merchants • Digital players • Local schemes/ switches	• Data analytics • Consulting, managed services • Safety & security • Loyalty & processing • New payment flows

Enabled by brand, data, technology and people

Executive compensation philosophy

Mastercard's executive compensation program is designed to support our strategic objectives to grow, diversify and build our business and to attract, motivate and retain our executives, who are critical to Mastercard's long-term success. Our executive compensation program is based upon and designed to address three core principles:

Align the long-term interest of our executives with stockholders	Our compensation program strongly aligns the short- and long-term interest of our stockholders with that of our executives through the use of variable compensation, which is largely long term in nature.
Pay for performance	The majority of the compensation of our CEO and other NEOs is variable and at risk and tied to pre-established goals linked to financial and strategic objectives designed to create long-term stockholder value and drive our objectives to grow, diversify and build our business.
Pay competitively	Each year, the HRCC assesses the competitiveness of total compensation levels for executives to enable us to successfully attract, motivate and retain top executive talent.

Our HRCC, which is composed solely of independent directors, is responsible for the oversight of our executive compensation program and determines the compensation to be paid to our executive officers. The HRCC makes decisions on executive compensation from a total direct compensation perspective, which is composed of base salary, annual incentive and long-term incentive compensation. A significant portion of our executives' compensation is performance based and at risk with a greater emphasis toward long-term equity awards rather than annual cash compensation. We believe this approach maximizes retention and ensures that a substantial portion of our NEOs' compensation varies based on overall financial and strategic performance that is directly aligned with stockholder interests, as well as individual performance, to reward for delivering on our strategic objectives to grow, diversify and build our business.

2018 financial and operational highlights

In 2018, Mastercard delivered strong financial and operational results, significantly outperforming on a number of performance metrics:

GAAP		
Net revenue	Net income	Diluted EPS
$15.0B	**$5.9B**	**$5.60**
20% YOY	50% YOY	53% YOY
NON-GAAP[1]		
Net revenue	Adjusted net income	Adjusted diluted EPS
$15.0B	**$6.8B**	**$6.49**
20% YOY (currency-neutral)	38% YOY (currency-neutral)	41% YOY (currency-neutral)

 **Gross dollar volume** YOY (local currency basis)
$5.9T
14% ↑

 **Switched transactions** YOY
73.8B
17%[2,3] ↑

 **Cross-border volume growth** YOY (local currency basis)
18%[2] ↑

[1] Non-GAAP results (as well as the related currency-neutral growth rates) exclude Special Items (as defined in Appendix A). Refer to Appendix A for reconciliations of these non-GAAP financial measures to the most direct comparable GAAP financial measures and our reasons for presenting them.

[2] Adjusted to normalize for the effects of differing switching days between periods. Refer to Appendix B for reported growth rates.

[3] Adjusted for the deconsolidation of our Venezuelan subsidiaries in 2017. Refer to Appendix B for reported growth rates.

Mastercard's strong performance has resulted in the substantial appreciation of our stock price from a split-adjusted per share price of $3.90 at the time of our initial public offering in May 2006 to a closing stock price of $188.65 per share as of December 31, 2018.

Our total shareholder return ("TSR"), which consists of stock price appreciation and reinvestment of dividends, was 25.4% in 2018. Our three-year annualized TSR was 25.6%, and our five-year annualized TSR was 18.5%, outperforming our peer group used for 2018 compensation decision making and the S&P 500 Index over all three time horizons.

Annualized total shareholder return
As of December 31, 2018



Source: FactSet

Capital returned to shareholders in 2018			Cash flow from operations
Total*	Repurchased shares	Dividends	2018
$6.0B	**$4.9B**	**$1.0B**	**$6.2B**

* Does not sum due to rounding.

2018 executive compensation highlights
Annual incentive
Each of our NEOs was provided with an opportunity to earn a cash incentive award under our Senior Executive Annual Incentive Compensation Plan, or SEAICP. The amount of the SEAICP payout for 2018 was based on a corporate score and each NEO's Individual Performance Factor ("IPF"). The corporate score is calculated based on Mastercard's performance against adjusted net income and adjusted net revenue goals and may be adjusted within a range of +10 percentage points to -20 percentage points based on corporate performance against strategic objectives. IPFs are based on an assessment of each NEO's individual performance for delivering on our strategic objectives to grow, diversify and build our business. Based on performance outcomes for 2018, the corporate score for purposes of paying annual incentives under the SEAICP was 160% of target (see pgs 72-74 for more information), and our NEOs' IPFs ranged from 100% to 135%.

Performance stock unit awards
The three-year performance period related to the 2016 performance stock unit ("PSU") awards concluded on December 31, 2018. The payout rate of the 2016 PSU award was tied to Mastercard's performance against three-year adjusted net revenue and adjusted earnings per share ("EPS") goals and modified by Mastercard's relative TSR. Based on performance outcomes over the three-year performance period, the payout rate for 2016 PSU awards was the maximum level of 200% of target (see pg 76 for more information).

Alignment of pay with performance
Our executive compensation program in 2018 continued to deliver pay supported by strong, consistent performance. The following charts show CEO total compensation (as disclosed in the Summary Compensation Table) compared to the value of a $100 investment made in Mastercard stock on January 1, 2011, the start of our CEO's first full year in the role:



CEO total SCT compensation ($mm)

$100 investment made on January 1, 2011

Since 2011, under the leadership of our CEO, Mastercard has delivered sustained growth, increasing market capitalization by more than $165 billion and delivering a cumulative TSR of 782%.

Stockholder feedback

Each year, Mastercard provides stockholders with a "say-on-pay" advisory vote on its executive compensation program. At our 2018 annual meeting of stockholders, 95% of the votes cast for the say-on-pay proposal were in favor of our executive compensation program and policies. We believe this score, in part, reflects support for the refinements made to our compensation programs and enhancement of our disclosure as a result of stockholder engagement and feedback in 2017. The HRCC evaluated the results of the say-on-pay vote and, in light of the substantial support our stockholders expressed for our executive compensation program, decided to maintain the core design of our compensation program for the balance of 2018 and 2019. The HRCC will continue to consider the outcome of future say-on-pay votes, in addition to various other factors, when making future compensation decisions.

Our executive compensation program

Compensation elements

The primary elements of our executive compensation program consist of base salary, annual incentive and long-term incentive compensation, which we refer to collectively as total direct compensation. The elements of compensation were selected by the HRCC because it considers each element to be important in meeting one or more of the objectives of our core executive compensation principles.

The following table provides information regarding the elements of total direct compensation for our NEOs in 2018:

	Base salary	Annual incentive	PSUs	Stock options
Primary purpose	←-------- Attraction and retention --------→			
		Reward short-term performance	←---- Reward long-term performance ----→	
			←---- Align interests with stockholders ----→	
Recipients	←-------- All NEOs --------→			
Reviewed	←-------- Annually --------→			
Payment/grant date	Ongoing	In February for prior year	←---- March 1 ----→	
Cash/equity	←-------- Cash --------→		←---- Equity ----→	
Performance period	Ongoing	1-year	3-year	Until exercised (up to 10-year life)
Competitive level	Established within a range around the median of market-competitive levels of target compensation for similar positions			
Other considerations	Peer group analysis, individual performance, unique program characteristics, job responsibilities, experience and succession			

Incentive compensation performance metrics

The business metrics used under our annual and long-term incentive programs focus on the key drivers for executing our strategy and creating and sustaining long-term stockholder value.

Adjusted net revenue	Revenue growth, both organic and through acquisitions, is critical to our short- and long-term success
Adjusted net income/ Adjusted EPS	Net income (annual incentive) and EPS (long-term incentive) are our primary measures of profitability
Total shareholder return	TSR enhances the link and alignment between stockholders and management

As a growth company, revenue growth is of primary importance ,and we include a revenue measure in both our short- and long-term incentive programs and balance it by placing emphasis on profitability in both programs. Holding management accountable for top-line growth over multiple time periods encourages continued focus on sustainable growth instead of over a single, discrete period.

In assessing our performance for the purposes of determining variable compensation awards, we supplement certain measures derived from our consolidated financial statements with measures that exclude the impact of foreign exchange, tax reform, restructuring, litigation, acquisitions and other one-time special items.

Key features

The HRCC and management periodically review the compensation and benefit programs for executives and other employees to align them with the three core principles discussed earlier. Accordingly, we have adopted a number of practices over the last several years that affect our executive compensation program:

What we do

- ☑ Pay for performance
- ☑ Align executive compensation with stockholder returns through long-term incentives
- ☑ Maintain significant stock ownership requirements and guidelines
- ☑ Use appropriate peer groups when establishing competitive compensation
- ☑ Review management succession and leadership development programs
- ☑ Reward for individual performance but with limits that cap individual payouts in executive incentive plans
- ☑ Regularly assess compensation programs to mitigate undue risk taking by executives
- ☑ Mandate "double-trigger" provisions for all plans that contemplate a change in control
- ☑ Maintain robust clawback and equity award forfeiture policies
- ☑ Retain an independent compensation consultant
- ☑ Hold an annual say-on-pay advisory vote

What we don't do

- ☒ No hedging or pledging of Mastercard stock
- ☒ No excise tax gross-ups for executive officers
- ☒ No tax gross-ups
- ☒ No repricing stock options without stockholder approval
- ☒ No new evergreen employment agreements
- ☒ No dividend equivalents on unvested equity awards
- ☒ No guaranteed annual salary increases or bonuses
- ☒ No granting of discounted or reload stock options

Annual compensation decision-making participants and process

Participants in the compensation decision-making process

Role of the Human Resources & Compensation Committee
- Exclusive decision-making responsibility for all executive compensation matters with input from management and their independent consultant

Role of compensation consultant
- Attend all HRCC meetings
- Review and advise on all material aspects of executive compensation and plan design
- Report on executive compensation trends and best practices
- Participate in the goal setting process for incentive compensation plans
- Assist with the development of peer group used for comparison of executive compensation
- Conduct market check of executive officer compensation relative to the peer group
- Test pay versus performance
- Provide advice with respect to non-employee director compensation



Role of executive management
- CEO, Chief Human Resources Officer and other members of management, as appropriate, attend HRCC meetings
- Responsible for designing and implementing executive compensation programs
- Recommend base salary, annual and long-term incentive awards for executive officers (excluding the CEO)
- Recommend incentive plan performance metrics and goals
- Present significant proposals that affect executive compensation
- The CEO is not present for discussions related to, and plays no role in, the setting of his own compensation

While the HRCC considers the input and advice of management and its independent compensation consultant, the HRCC uses its own independent judgment in making final decisions and approvals on compensation paid to executive officers.

The HRCC has the full authority to retain and terminate the services of the compensation consultant. During 2018, the HRCC conducted a comprehensive market review of independent compensation consultants and, based on that review, decided to continue to retain FW Cook. Each year, the HRCC conducts an independence review of its compensation consultant pursuant to SEC and NYSE rules. For 2018, the HRCC confirmed FW Cook's independence and determined that no conflicts of interest existed in connection with the services provided. FW Cook provides no other services to Mastercard other than the services rendered to the HRCC.

Annual compensation decision-making process

The following timeline of key events reflects the HRCC's typical annual decision-making process:

			
February (current year)	**April-September**	**December**	**February (following year)**
Establish	**Evaluate & review**	**Assess & determine**	**Approve**
• **Target pay levels** • **Financial performance metrics and goals** • **Strategic objectives**	• **Competitive assessment** • **Governance features** • **Pay and performance alignment** • **Stockholder feedback** • **Talent development**	• **Corporate performance** vs. financial metrics vs. strategic objectives • **Executive performance** vs. individual objectives	• **Incentive payment amounts**

Establish (February)

During the first quarter, the HRCC takes action to establish total direct compensation for executive officers, as well as financial performance metrics and goals (target, threshold, maximum) for performance-based incentive programs. Included in these decisions are:

• Target pay levels for executive officers based on data previously reviewed with the HRCC in December of the prior year, taking into account recommendations of the HRCC's independent compensation consultant and the CEO (for executive officers other than himself)
• Financial and strategic performance metrics and goals for both the annual incentive plan and performance stock units under our long-term incentive plan

Evaluate & review (April-September)

During the second and third quarters, the HRCC evaluates performance progress, governance features related to executive compensation programs, pay and performance alignment, and stockholder feedback related to executive compensation. Included in these evaluations are consideration and review of the following items:

• Composition of peer group
• Alignment between NEO pay and performance
• Market practices and industry trends related to executive compensation
• Incentive plan features and design
• Compensation consultant independence
• Risk assessment of compensation practices and programs
• HRCC charter
• Say-on-Pay result and feedback from stockholders
• Succession planning

Assess & determine (December)

In the fourth quarter, the HRCC assesses items related to current year compensation and looks forward to compensation decisions (as described in the "Establish" section above) for the next year.

The HRCC and management take the following steps in making preliminary decisions related to determining each executive officer's current year performance and compensation:

• **Step one:** The CEO meets with the Board to review Mastercard's performance for the current year. First, they review Mastercard's performance relative to the financial goals set at the beginning of the year and used to calculate the formulaic financial score. Then the CEO provides his assessment of Mastercard's performance relative to the strategic objectives set at the beginning of the year.
• **Step two:** The HRCC Chairman leads an executive Board session during which the non-employee directors evaluate the performance of Mastercard and the CEO.
• **Step three:** The HRCC meets and discusses Mastercard's performance relative to the strategic objectives and decides if a strategic performance adjustment to the formulaically driven financial score is warranted. Through this discussion, the HRCC sets a final corporate score.
• **Step four:** Once the corporate score is set, the HRCC reviews the individual performance of each executive officer, with input from the CEO (except in respect of himself), to determine the individual performance factors used to calculate his or her annual incentive amount under the SEAICP.

See pgs 72-74 for further discussion about 2018 payouts under the SEAICP.

At the same time, the HRCC begins its discussions regarding executive officer compensation for the next year and, when determining its preliminary recommendations, assesses the following:

- Peer group benchmarking information evaluating the market competitiveness of each executive's compensation, prepared by its independent compensation consultant
- Input from the CEO on the other executive officers' performance
- Input from the Board on the CEO's performance
- In addition, individual performance objectives are established for each executive officer for the next year

The HRCC reviews its recommendation for the CEO with the Board of Directors; the CEO is not present for any Board or HRCC discussions on his performance and compensation.

Approve (February)

The preliminary compensation decisions made at the December meeting occur prior to the release of the audited financial statements for the performance year and are conditional approvals. Following the release of the audited financial statements, the HRCC makes modifications, if appropriate, and approves:

- Annual incentive award amounts to be paid under the SEAICP for all executive officers for the prior year
- Performance stock unit payout
- Salary adjustments, target annual incentive opportunities and long-term incentive awards for the current year for each executive officer

In addition to the key events of the typical HRCC's annual decision-making process described above, the HRCC reviews other compensation related items, as appropriate.

Total direct compensation for NEOs

The charts shown below illustrate the total direct compensation mix (using the 2018 year-end target values) for Mr. Banga and the average of the other NEOs:

Chief executive officer target total direct compensation mix



93% At risk

7% Base salary

15% Annual incentive

78% Long-term incentive

Other named executive officers target total direct compensation mix



85% At risk

15% Base salary

18% Annual incentive

67% Long-term incentive

As these charts demonstrate, a substantial amount of our NEOs' target total direct compensation is variable and at risk and performance based. Target total direct compensation for our NEOs is weighted more toward long-term incentives, as the HRCC wants to encourage significant focus on long-term growth for Mastercard.

Base salary

Base salary is the fixed portion of total direct compensation for our executive officers, including the NEOs. The base salary for each NEO is determined by the HRCC based on various factors, including the peer group data for each position and the assessment of the executive officer's contributions to Mastercard's performance.

The base salary for each executive officer is reviewed as part of the annual compensation decision-making process. Increases occur, at the HRCC's discretion, when the executive officer's base salary is not reflective of the desired market position or when a change in responsibility or individual contributions warrants an adjustment.

As part of the 2017 year-end compensation decision-making process, with input from its independent consultant, the HRCC recommended NEO base salaries remain unchanged for 2018. In connection with Mr. Caldart's June 1, 2018 promotion to President, International, the HRCC approved a base salary of $550,000.

Annual incentive

The HRCC uses the SEAICP to provide a cash incentive award to the executive officers, including the NEOs, for the attainment of annual company, business unit and individual performance objectives that are established at the start of the year (as described above under "Annual Compensation Decision-Making Process").

The determination of the annual incentive, or bonus, for each of our NEOs is determined based on our corporate score and each NEO's individual performance factor, as shown below.



Corporate score

The HRCC uses a two-step process to determine the corporate score:

- **Step one** (financial score): calculated based on corporate performance against rigorous and challenging financial performance goals aligned with our annual business plan. We believe adjusted net income and adjusted net revenue are the most important indicators of the successful execution of our strategy and correlate with long-term stockholder value creation.

For 2018, financial performance was strong, as detailed on pg 65 and below, resulting in a financial score of 174%:

Metrics	Goal weight	2017 adjusted actual	2018 performance goals				Score
			Threshold (50% payout)	Target (100% payout)	Maximum (200% payout)	2018 adjusted actual*	
Adjusted net income – SEAICP ($ millions)	67%	$4,682	$6,089	$6,419	$6,773	$6,713	183%
Adjusted net revenue ($ millions)	33%	$11,979	$14,151	$14,651	$15,151	$14,931	156%
						Financial score	**174%**

* Metrics shown differ from net income and net revenue under GAAP because they exclude the impact of translational and transactional activity related to foreign exchange rate and normalized for accounting changes related to revenue recognition. Adjusted net income – SEAICP also excludes special items consisting of litigation provisions and tax benefit related to U.S. tax legislation. Additionally, adjusted net income – SEAICP reflects the impact of the financial score of 174% before the adjustment determined in Step two as described below.

- **Step two** (strategic performance adjustment): based on corporate performance against our strategic objectives established in early 2018. While these objectives do not immediately translate into current year financial results, we believe success against these metrics positions the company for future, sustained growth. If the HRCC believes an adjustment is warranted based on its assessment of performance outcomes versus these pre-defined strategic objectives, the financial score may be adjusted within a range of +10 percentage points to -20 percentage points.

For 2018, the HRCC approved the following strategic performance objectives:

2018 strategic performance objectives

Grow	electronic payments acceptance and market share across core products, including Credit, Debit, Pre-paid and Commercial
Diversify	our business and revenues by working with new customers, including merchants, governments and digital players and broadening financial inclusion for the unbanked and underbanked
Build	creative and innovative products and solutions to support new payment flows and provide services across data analytics, consulting and safety & security

When assessing 2018 performance, the HRCC recognized management's successes against the strategic objectives and in defending our core business with no major client losses. While the market share decline in U.S. consumer credit has been stemmed, and in fact, in 2018, a modest turnaround was evident, the HRCC believes it is still early in the recovery and that there is more work to be done. As such, the HRCC determined that a strategic performance adjustment reduction of 14 percentage points was appropriate.

With this adjustment, the final corporate score was calculated as follows:

Component	Score
Financial score (a)	174%
Strategic performance adjustment (b)	(14)%
Final corporate score (a+b)	**160%**

For employees designated as part of a business unit, business unit performance against pre-determined business unit goals is also factored into the formulaic calculation of the corporate score used to determine those employees' annual incentive bonuses.

Once the corporate score is established, annual incentive payouts are further adjusted for each NEO by an individual performance factor, which is determined through assessing performance against individual performance objectives.

Individual performance factor

Individual objectives are set for each NEO to support the company's strategic objectives and are tied to areas of the business each officer directs.

Below is a summary of each NEO's primary 2018 objectives:

Name	2018 objectives
Ajay Banga	Deliver on key financial metrics and innovation, enhance the perception of Mastercard in the marketplace, build and strengthen relationships with key constituents, drive organizational culture change, and position Mastercard for growth as the industry undergoes physical and digital convergence
Martina Hund-Mejean	Deliver on key financial metrics (including efficiencies), strategic development and execution, acquisitions and integration, and risk management
Craig Vosburg	Grow revenue in North America region and improve customer satisfaction
Ann Cairns & Gilberto Caldart	Grow revenue globally and improve customer satisfaction in markets outside the U.S. and Canada
Tim Murphy	Drive organizational legal affairs, public policy, franchise development and compliance, including managing litigation risks and responding to data localization challenges

The HRCC, with input from the CEO (except in respect of himself), assessed each NEO's performance against his or her individual objectives and contributions to overall company results to determine an IPF.

2018 annual incentive earned

As a result of the decisions discussed above, the HRCC approved the following annual cash incentive payouts for each of the NEOs in early 2019:

Name	2018 base salary	2018 target annual incentive % of base	2018 target annual incentive $	2018 actual annual incentive % of target	2018 actual annual incentive $
Ajay Banga	$1,250,000	200%	$2,500,000	212%	$5,288,090
Martina Hund-Mejean	$750,000	125%	$937,500	205%	$1,921,064
Craig Vosburg	$600,000	115%	$690,000	197%	$1,361,536
Tim Murphy	$600,000	115%	$690,000	205%	$1,413,903
Gilberto Caldart[1]	$550,000	100%	$527,247	184%	$969,650
Ann Cairns [2]	$650,000	125%	$336,130	153%	$515,141

While each individual is eligible for a maximum bonus of 250% of target, the aggregate plan payout is capped at 200% of target, which includes participants not listed above.

[1] Mr. Caldart's 2018 base salary and target annual incentive of 100% of base salary shown above reflect his compensation as President, International, effective June 1, 2018. Due to the mid-year promotion, his 2018 target annual incentive amount reflects time spent in each role during the year.

[2] Cash amounts paid to Ms. Cairns are in British pounds, translated at an exchange rate of 1.6 U.S. dollars per British pound, which is the exchange rate that has been used historically by the HRCC. Ms. Cairns' actual annual incentive payment is calculated using the percentage of target shown above and applying it to her target amount in British pounds and is prorated for the portion of the year she was President, International.

Long-term incentives

2018 program overview

We use equity grants as the primary means of providing long-term incentives to our employees, including the NEOs. Performance stock units, stock options and restricted stock units ("RSU") were granted to certain Mastercard executives and employees in March 2018 during the annual grant cycle. We continue to believe that annual long-term incentive awards to each NEO should consist of approximately 50% PSUs and 50% stock options. We believe this approach provides a balanced long-term incentive program that aligns interests of management with those of stockholders and drives achievement of long-term performance objectives. You can find information about the long-term awards to the NEOs in the *"Grants of plan-based awards in 2018"* table (see pg 85).

In making its determination on what types of awards to grant, the HRCC considers the following:

- Peer group information (see pgs 78-79 for more information)
- Trends in long-term incentive grants
- The accounting treatment of such awards
- The effect of having the CEO and other NEOs receive a significant portion of their total direct compensation in equity awards, with multi-year vesting,

to motivate and provide an incentive for these officers and to align their interests with those of our stockholders

On March 1, 2018, the HRCC granted the following aggregate dollar amounts of PSUs and stock options under our Amended and Restated 2006 Long Term Incentive Plan ("LTIP") to the NEOs:

Name	Performance stock units[1]	Stock options[1]	Total
Ajay Banga	$6,750,000	$6,750,000	$13,500,000
Martina Hund-Mejean	$2,375,000	$2,375,000	$4,750,000
Craig Vosburg	$1,350,000	$1,350,000	$2,700,000
Tim Murphy	$1,200,000	$1,200,000	$2,400,000
Gilberto Caldart	$500,000	$500,000	$1,000,000
Ann Cairns	$1,775,000	$1,775,000	$3,550,000

[1] Amounts differ from the Summary Compensation Table due to rounding.

Performance stock units

Performance stock units represent approximately 50% of the annual long-term incentive grant value. The current PSU plan design as determined by the HRCC, for the performance period beginning January 1, 2018 and ending December 31, 2020:

- Provides a balanced top and bottom line long-term focus through the use of cumulative three-year adjusted net revenue and cumulative three-year adjusted EPS metrics (equally weighted):
  - As personal consumption expenditure is a primary business driver in setting our financial targets and is outside of our control, the targets automatically shift, up or down, on a 1:1 basis, if the PCE falls outside of a predetermined range established at the time the awards are granted
  - EPS targets take into account an initial assumption for share buybacks
- Enhances the link with stockholder returns by adjusting, up or down, the payout from the adjusted net revenue and adjusted EPS metrics by the company's relative total stockholder return, or TSR (stock price performance plus dividends) versus the S&P 500 member companies to reflect the stockholder experience
- Provides a payout range from 0%-200% of the granted units
- Excludes dividends or dividend equivalents prior to vesting


Payout range
0% - 150%
Initial
PSU grant
EPS
50% of units
+
Net revenue
50% of units
Payout range
0% - 150%
x
Relative TSR
vs. S&P 500
Modifier range
50%-150%
=
Final PSU payout
0%-200% of granted units

Vesting of the 2018 PSUs will be based on Mastercard's performance against the predetermined performance objectives set by the HRCC for the performance period beginning January 1, 2018 and ending December 31, 2020.

The HRCC established the 2018-2020 goals at the same time it authorized the PSU awards for the performance period. The targets are intended to be challenging and appropriately incentivize management to continue to grow profitably and diversify Mastercard in geographic markets with diverse product offerings. Targets are set based on the proposed business plan, and a rigorous process is undertaken at the start of each year to determine the range of performance for each measure. The HRCC relies upon its experience and collective business judgment in establishing goals and believes they are set at levels that require strong performance for a target payout and exceptional performance for maximum payout.

We do not disclose forward-looking targets for our PSUs, as the disclosure could result in competitive harm and be detrimental to our operating performance. However, at the completion of the performance period, we retrospectively disclose the performance goals and payouts for all previously granted PSUs.

Stock options

Stock options represent approximately 50% of the annual long-term incentive grant value. We believe stock options are a form of performance-based incentive compensation because they require stock price appreciation to deliver value to an executive, thereby aligning compensation earned with value stockholders receive over the same period of time. For 2018, stock option awards have an exercise price of $173.49 per share, which was the closing price of Class A common stock on the NYSE on March 1, 2018, vest in four equal annual installments beginning on March 1, 2019 and have a maximum term of 10 years. Stock options are not eligible for dividends or dividend equivalents.

Settlement of previously granted PSU awards

In 2019, following the completion of the three-year performance period of 2016-2018, Mastercard settled the PSU awards that were granted in 2016. In February 2016, for purposes of funding the PSU awards and to maximize their tax deductibility under Section 162(m) of the code, the HRCC established a target based on average return on equity ("ROE") over the three-year performance period. At this time, the HRCC also determined that the payout rate for the 2016 PSUs would be tied to performance against three-year adjusted net revenue and adjusted EPS goals and modified by Mastercard's relative TSR performance against S&P 500 companies.

The following table shows the performance assessment against the adjusted net revenue and adjusted EPS metrics:

Measurement	Threshold	Target	Maximum	Actual	Score
Three-year adjusted net revenue CAGR[1]	7%	11%	16%	13.2%	122%
Three-year adjusted EPS CAGR[2]	11%	16%	20%	23.8%	150%
Average of net revenue and EPS score (pre-TSR score)					**136%**

[1] Results shown differ from net revenue compound annual growth rate ("CAGR") under GAAP because they exclude the impact of acquisitions, translational impacts of foreign currency with respect to the euro and Brazilian real by remeasuring 2015 results at current period rates and accounting changes related to revenue recognition.

[2] Results shown differ from EPS CAGR under GAAP because they exclude the impact of acquisitions, translational impacts of foreign currency with respect to the euro and Brazilian real by remeasuring 2015 results at current period rates, litigation provisions, accounting changes related to revenue recognition, changes to U.S. tax legislation, contribution to the Mastercard Impact Fund, certain discrete tax and other one-time items. The actual impact on EPS from share buybacks versus the initial assumed impact did not result in any change to the final PSU payout.

The following table shows the relative TSR performance assessment, which provides for up to a +/- 50 percentage point adjustment, and the final PSU payout score, which could range from 0%-200% of target:

Measurement	Threshold (50% modifier)	Target (100% modifier)	Maximum (150% modifier)	Actual result	Pre-TSR score (a)	Modifier (b)
Three-year relative TSR modifier	25th percentile (TSR of -1.6%)	50th percentile (TSR of 26.8%)	75th percentile (TSR of 55.2%)	95th percentile (TSR of 100.6%)	**136%**	**150%**
Payout rate (a x b)					**200%**	

Based on Mastercard's three-year average ROE over the performance period, the 2016 PSUs funded at the maximum level of 200% of target, for purposes of maximizing their tax deductibility under Section 162(m). As set forth in the tables above, the 2016 PSU payout rate was 204% of target, exceeding the plan maximum of 200%. As a result, the 2016 PSUs were earned at the maximum level of 200% of target.

Other elements of compensation

In addition to the primary elements of total direct compensation described above, the NEOs may be eligible for the programs and benefits described below. The compensation related to these programs and benefits is provided in columns (h) and (i) of the Summary Compensation Table.

Perquisites

For reasons of security, efficiency, and personal safety, the company requests that Mr. Banga travel by company aircraft and car/driver services, including travel for personal purposes. Mr. Banga reimburses Mastercard, as calculated using the Standard Industry Fare Level rates published by the Internal Revenue Service ("IRS"), for personal aircraft usage.

Global mobility program

Our global mobility programs are designed to support employees who relocate at the request of the company and provide certain expatriate benefits to facilitate the transition and international assignment, including moving expenses, allowances for housing and goods and services, and tax equalization. The goal of these relocation and expatriate assistance programs is to mitigate the financial impact of the international assignment, including the applicable taxes. This allows Mastercard to quickly meet global business needs and develop our talent.

In connection with Mr. Caldart's appointment as President, International and to support his transition to the U.K. from the U.S., Mr. Caldart was eligible for expatriate benefits afforded to all eligible employees under this program. In 2018, Mr. Caldart also received expatiate benefits under our Standard Global Mobility Program in connection with his previous role.

Deferred compensation

In 2018, all U.S. employees, including our U.S. NEOs, at or above a certain level whose 2017 base salary was in excess of $190,000, were eligible to defer a portion of compensation into a non-qualified deferred compensation arrangement, referred to as the Mastercard Incorporated Deferral Plan. None of the NEOs elected to defer their 2018 compensation into the plan.

Benefit programs

The HRCC is responsible for reviewing specific benefit arrangements for the NEOs and other key employees to determine competitiveness in the market, as well as to ensure that these programs are consistent with management's objectives to attract, retain and motivate high-performing employees. Mastercard maintains several benefit plans and programs in which the NEOs may be eligible to participate. These plans and programs include:

- **Mastercard Savings Plan ("Savings Plan"):** a 401(k) retirement plan for U.S. employees, including NEOs. The components of the plan include employee contributions on a before-tax Roth IRA and/or after-tax basis and an employer matching contribution. Before July 1, 2018, the employer matching contribution was 125% of the employee contributions (up to 6% of eligible compensation), plus a non-elective, discretionary company contribution of up to 1.25% of eligible compensation, while beginning July 1, 2018, the employer matching contribution was 167% of the employee contributions (up to 6% of eligible compensation), and the discretionary company contribution was eliminated. Eligible compensation in the Savings Plan is limited to base salary, up to the applicable IRS limit, which was $275,000 in 2018.

- **Restoration Program:** an arrangement for certain highly compensated employees, including the NEOs, eligible for employer contributions under the 401(k) plan that provides annual taxable payments intended to restore benefits that could not be earned under the Savings Plan due to limits imposed by the Internal Revenue Code, including the limit on compensation under Section 401(a)(17). Under the Restoration Program, each eligible employee receives an annual contribution to restore the difference between (1) any employer matching or other contributions the employee could have earned under the Savings Plan in the absence of the Internal Revenue Code limits and (2) the employer matching or other contributions actually earned under the Savings Plan.

- **Mastercard U.K. Pension Plan:** a defined contribution retirement scheme for U.K. employees, including Ms. Cairns. For 2018, Ms. Cairns has opted out of the Mastercard U.K. Pension Plan as she has reached the applicable limits under her plan. Accordingly, she has received an alternative cash allowance.

- **Mastercard's health and welfare programs:**
  - Health and welfare programs are available to all U.S. employees working a minimum of 76 hours per month, including the NEOs. These programs include medical, dental, vision, flexible spending accounts, health savings accounts, life insurance, accidental death and dismemberment insurance, disability insurance and business travel accident insurance. In addition, medical, dental and life insurance coverage is available for retirees. Employees who were hired on or before June 30, 2007 are eligible for an employer subsidy that reduces the retiree's cost for participating in the medical and dental programs. The amount of the subsidy is based on the employee's age and service upon retirement. Employees who were hired after June 30, 2007 are eligible for the same retiree programs but without any employer subsidy.

- Health and welfare programs are available to all U.K. employees, including Ms. Cairns. These programs include medical, life insurance, accidental death and dismemberment insurance, disability insurance and business travel accident insurance. In addition, all eligible employees receive a Flex

Allowance equal to 5% of their annual base pay that can be used to purchase additional vacation days and coverage for dental, family medical and life insurance.

Peer group

The HRCC, with assistance from the independent compensation consultant and input from management, establishes Mastercard's peer group.

The selection process begins with a list of potential peer companies, which is filtered using various criteria to determine the final list of peer companies. The following outlines the process that is undertaken by the HRCC to select the peer group, as well as the resulting list of peer companies, used for market comparisons, benchmarking and setting executive compensation for 2018:



1	2	3	Peer group

Peer group

- Accenture plc
- Adobe Systems Incorporated
- Alliance Data Systems Corporation
- American Express Company
- Automatic Data Processing Inc.
- CA, Inc.
- Capital One Financial Corporation
- Colgate-Palmolive Company
- Discover Financial Services
- Fiserv, Inc.
- Intuit Inc.
- PayPal
- Qualcomm Incorporated
- salesforce.com
- SAP SE
- S&P Global Inc.
- Visa Inc.

1   **Consider initial list of companies**

Initial list:

- Companies in similar industries
- Competitors for executive talent
- Companies that consider Mastercard a peer, are peers of our direct competitors or are considered to be our peers by third parties (i.e., analysts and proxy advisors)

2   **Utilize an objective set of screens to create the list of potential peer companies**

Size screens:

- Revenue, market cap and market cap to revenue ratio

Performance screens:

- Revenue growth, operating margin

Business screens:

- Industry relevance, global presence

3   **Apply secondary list of screens to select the final peer group that in aggregate satisfies the desired objectives**

Secondary screens:

- Company strategy, technology-focused companies, international and global brands, consulting services companies

The compensation consultant used the peer group to develop the market data materials that were provided to the HRCC to assist in the 2018 executive compensation decision- making process.

Mastercard's relative size rank within the peer group used for 2018 compensation decision making is shown below:



Note: As of year-end 2018.

The HRCC reviews the peer group annually and last approved changes in 2016 effective for 2017 and 2018. In 2018, following its annual review, the HRCC approved the following changes effective for 2019 compensation decision making:

- **Added:** BlackRock, Booking Holdings and Fidelity National Information Services, each of which met multiple screening criteria
- **Removed:** CA, Inc., Colgate-Palmolive and Qualcomm Incorporated, due to size and/or business model differences

While the HRCC relies on the peer group analysis to provide market data and relevant trend information, it does not consider the peer group analysis as a substitute for its collective business judgment.

2019 compensation decisions

In February 2019, the HRCC made several compensation-related decisions with respect to our executives, including the NEOs. Using the methodology that we discussed earlier in the section titled *"Total direct compensation for NEOs"* and the process we earlier described in *"Annual compensation decision-making participants and process"* the HRCC approved the 2019 target compensation and performance targets for the year ending December 31, 2019 that will be used to determine cash incentive awards that may be paid to NEOs under the SEAICP and for the 2019 PSU awards.

There were no material changes to the design of the annual or long-term incentive plans.

The HRCC approved an increase to the annual base salaries for Messrs. Vosburg and Murphy to $625,000 and for Mr. Caldart to $600,000, each effective March 1, 2019. The base salaries for all other NEOs remained unchanged. The 2019 annual incentive award opportunities (as a percentage of base salary) under the SEAICP were increased for Messrs. Banga, Vosburg and Caldart to 250%, 125% and 115%, respectively.

LTIP awards for 2019 were higher than 2018 due to strong company and individual performance. The HRCC determined to recognize the company's strong performance in 2018 primarily through a larger PSU award. On March 1, 2019, the HRCC granted the following aggregate dollar amounts of PSUs and stock options under our LTIP to each NEO:

Name	Performance stock units	Stock options	Total
Ajay Banga	$8,550,000	$7,450,000	$16,000,000
Martina Hund-Mejean	$2,775,000	$2,375,000	$5,150,000
Craig Vosburg	$1,730,000	$1,500,000	$3,230,000
Tim Murphy	$1,605,000	$1,400,000	$3,005,000
Gilberto Caldart	$880,000	$750,000	$1,630,000

The PSU design for the 2019 awards is generally consistent with the 2018 design (you can find more information on pg 75). The number of PSUs awarded was converted from the dollar amounts shown above using the closing stock price on the date of grant, which was $227.25, a change from previous methodology of using the grant date fair value to convert awards from dollar values to number of PSUs. The PSU awards are not eligible for dividends or dividend equivalents prior to vesting. Vesting of the shares underlying the PSUs will occur, if at all, on February 28, 2022 unless earlier forfeited or accelerated in the event of death or qualifying termination in the event of a change in control.

The ultimate number of shares to be released on the payment date will be based on achievement of adjusted net revenue, adjusted earnings per share and relative TSR targets determined by the HRCC for the three-year performance period. In a design change for 2019, the shares issuable upon vesting of the PSUs are subject to a mandatory one-year deferral period and will generally not be paid until February 28, 2023. The vested PSU awards are eligible for dividend equivalents during the mandatory one-year deferral period.

The stock option awards have an exercise price of $227.25 per share, which was the closing price of Class A common stock on the NYSE on March 1, 2019 and will vest in four equal annual installments beginning on March 1, 2020.

Additional compensation program features and policies

Stock ownership requirement and guideline

We believe meaningful equity ownership by our senior executives strengthens the alignment between the long-term interests of our senior executives and stockholders. In order to achieve this, the HRCC requires that Management Committee members (which includes all NEOs) attain the following levels of ownership of shares of the company's common stock:

Stock ownership as multiple of base salary as of December 31, 2018

Role	Requirement	Actual
Ajay Banga	6	43
Martina Hund-Mejean	4	15
Craig Vosburg	4	8
Tim Murphy	4	10
Gilberto Caldart	4	17
Ann Cairns	4	26
Other direct reports to the CEO	4	—
Remaining Management Committee members	2	—

43 times base salary
Value of share held counting toward Mr. Banga's ownership requirement as of December 31, 2018

55 times base salary
Value of in-the-money vested and unexercised stock options (net of tax) held by Mr. Banga as of December 31, 2018 (which do not count toward his ownership requirement)

What counts toward requirement
• Mastercard shares owned personally and beneficially

What does not count toward requirement
• Unexercised stock options
• Unvested RSUs and PSUs

Executives subject to an ownership requirement must retain at least 50% of the net shares received from each restricted and performance stock unit vesting event until they are in compliance with their ownership requirement. Compliance with ownership requirements and guidelines are reviewed by the HRCC annually. For 2018, all of our NEOs are in compliance with his or her ownership requirement.

In addition to the ownership requirements described above, an ownership guideline of one times base salary is in place for approximately 140 key managers and executives who are given five years from the time they are promoted or hired to comply with their guideline.

If the HRCC determines that an executive is not in compliance with his or her requirement or guideline, it may direct a larger percentage of the executive's future compensation into equity-based compensation.

Stock option grant practices

The HRCC has adopted a policy with respect to equity awards that contains procedures to prevent stock option backdating or other timing issues. Under the policy, the HRCC has exclusive authority to grant equity awards to our NEOs. The policy provides that the HRCC will approve annual equity grants to employees at a meeting prior to March 1 of each year, with the dollar amount for such awards to be set at such meeting and grants to be made effective as of and with an exercise price reflecting the closing price of our Class A common stock on the NYSE on March 1 of each year. If March 1 falls on a weekend, the exercise price for any stock options granted will be the closing price of the stock on the last trading day prior to March 1. Grants of equity awards to new or newly promoted employees or for other special events may be made at other times in the year. These off-cycle grants are issued using an exercise price that reflects the closing price of our Class A common stock on the effective date of the grant.

Clawbacks

In the event of an accounting restatement of materially inaccurate financial results, the SEAICP and LTIP, as well as the PSU grant agreements, include clawback provisions under which the company may recover performance-based compensation in excess of the amounts that would have been paid or earned based on the restated financial results. The PSU clawback is designed to recoup the shares awarded or, in the event the shares have been sold or transferred, the net proceeds from that sale or transfer. Beginning in 2019, the SEAICP and all equity award agreements include a provision allowing the company to recover compensation in cases where detrimental behavior causes material reputational or other harm to the company.

Our NEOs' participation in the LTIP, our long-term incentive plan, is conditioned upon signing a non-solicitation, non-competition and non-disclosure agreement with Mastercard. The non-competition covenant is effective for 12 months, and the non-solicitation covenant is effective for 24 months (18 months, in Ms. Cairns' case) after termination from Mastercard. The agreement also contains a provision for the recovery by Mastercard, in the event of a violation of the non-solicitation, non-competition or non-disclosure covenants, of gains realized from stock options exercised during the two-year period prior to the date of the violation and the value of any stock awards other than stock options that vested in the two-year period prior to the

violation or, to the extent no such stock award vested during that period, the gross amount of annual incentive payouts under the SEAICP.

Risk assessment

The HRCC has reviewed and assessed Mastercard's compensation policies and practices for all employees, including our NEOs. Throughout the year, when establishing compensation program elements, making awards and determining final payouts for incentive compensation, the HRCC considers the relationship of Mastercard's risk oversight practices to employee compensation. The HRCC believes that Mastercard's compensation program and policies do not create or encourage risk taking that is reasonably likely to have a material adverse effect on Mastercard.

Severance agreements

Mastercard has entered into an employment agreement with Ms. Hund-Mejean and, effective June 1, 2018, has entered into an amended employment agreement with Ms. Cairns, which agreements each provide severance under specified circumstances. Messrs. Banga, Vosburg and Murphy are each covered by our standard severance and change in control plans for key executives.

When making compensation decisions for the NEOs, the HRCC generally does not specifically consider the potential payments that may be made in the future to the NEOs in the event of termination of employment or in connection with a change in control. The employment agreements provide a general framework for compensation, setting minimum levels of compensation, job responsibilities and severance arrangements governing the obligations of the parties following a termination of employment (either in connection with, or independent of, a change in control of Mastercard), and the potential severance payments to Ms. Hund-Mejean under her employment agreement were approved as part of the overall employment agreement after consideration by Mastercard of the need to attract this key executive and encourage retention in the face of the potential disruptive impact of a termination of employment (either in connection with, or independent of, a change in control of Mastercard). Similarly, the potential severance payments to Ms. Cairns under her amended employment agreement were approved in order to reflect her change in role and to retain this key executive following her appointment as Vice Chairman, effective June 1, 2018.

In addition, Mastercard believes that severance payments provide an appropriate incentive for executives to comply with the non-competition, non-solicitation and non-disclosure restrictions following a termination of employment. Moreover, the benefits provided to the NEOs in the event of

termination of employment in connection with a change in control of Mastercard are designed to allow the executives to assess takeover bids objectively and to maintain their sole focus on keeping the interests of stockholders the top priority.

You can find further discussion of these severance arrangements in the *"Potential payments upon termination or change in control"* section that follows this CD&A.

Tax implications – deductibility of executive compensation

As part of its role, the HRCC reviews and considers the limitations on the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code. As amended by the Tax Cuts and Jobs Act of 2017 ("TCJA"), for tax years beginning after December 31, 2017, Section 162(m) limits to $1 million the federal income tax deduction allowed for annual individual compensation paid to our Chief Executive Officer, Chief Financial Officer, and certain other current and former executive officers. Prior to the enactment of the TCJA, Section 162(m)'s deduction limit included an exception for "performance-based" compensation that permitted qualifying compensation to be deductible even if it exceeded the $1 million limit, and SEAICP awards, stock options and PSUs granted to our NEOs were intended to so qualify. However, as of January 1, 2018, compensation paid to our NEOs in excess of $1 million will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. Notwithstanding these tax changes, the HRCC believes that its primary responsibility is to provide a compensation program that attracts, retains and rewards the executive talent needed for Mastercard's success and that a significant portion of our NEOs' compensation should continue to be tied to Mastercard's performance. Therefore, the changes to Section 162(m) have not significantly impacted the design of our compensation program to date.

Compensation Committee report

The HRCC has reviewed and discussed the CD&A with management, and, based on such review and discussions, the HRCC recommended to the Board that the CD&A be included in this Proxy statement, which has been incorporated by reference to Mastercard's 2018 Form 10-K.

Human Resources & Compensation Committee

José Octavio Reyes Lagunes, Chairman
Silvio Barzi*
Richard K. Davis
Steven J. Freiberg
Julius Genachowski
Merit E. Janow
Oki Matsumoto
(April 2019)

*through the date of the Annual Meeting

Summary compensation table

The following tables summarize the total compensation of our NEOs for fiscal years 2018, 2017 and 2016:

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)[1]	(f)[2]	(g)[3]	(h)	(i)[4]	(j)
Ajay Banga President and Chief Executive Officer	2018	1,250,000	—	6,750,004	6,749,972	5,288,090	—	341,287	20,379,353
	2017	1,241,667	—	6,250,006	6,250,027	4,712,500	—	230,268	18,684,468
	2016	1,200,000	—	5,750,003	5,749,990	4,032,000	—	160,063	16,892,056
Martina Hund-Mejean Chief Financial Officer	2018	750,000	—	2,375,140	2,374,981	1,921,064	—	73,400	7,494,585
	2017	741,667	—	2,125,040	2,125,038	1,582,033	—	67,800	6,641,578
	2016	691,667	—	1,875,053	1,875,019	1,308,125	—	63,409	5,813,273
Craig Vosburg President, North America	2018	600,000	—	1,350,046	1,350,027	1,361,536	—	57,556	4,719,165
	2017	591,667	—	1,150,011	1,149,987	975,000	—	52,519	3,919,184
Tim Murphy General Counsel	2018	600,000	—	1,200,016	1,200,006	1,413,903	—	57,556	4,471,481
Gilberto Caldart President, International	2018	535,417	—	500,101	499,962	969,650	—	1,347,143	3,852,273
Ann Cairns[5] Former President, International	2018	520,805 [6]	—	1,775,019	1,775,060	430,336	—	1,507	4,502,727
	2017	593,759	—	1,775,075	1,774,998	1,155,847	—	1,720	5,301,399
	2016	609,427	—	1,625,089	1,625,007	1,087,502	—	22,619	4,969,644

1 Represents the aggregate grant date fair value of stock awards made to each NEO computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. Each amount represents aggregate fair value as of the service inception date for stock awards made with performance conditions. Aggregate grant date fair value reported for stock awards made with performance conditions is based on target performance, which was the probable outcome of the performance conditions as of the grant date. Assuming maximum performance levels were to be achieved with respect to awards with performance conditions, the value of the stock awards made with performance conditions granted to each of the named executive officers as of the grant date for 2018 would be as follows: Mr. Banga—$13,500,008; Ms. Hund-Mejean—$4,750,280; Mr. Vosburg—$2,700,092; Mr. Murphy—$2,400,032; Mr. Caldart—$1,000,202; Ms. Cairns—$3,550,038. Further details with respect to these awards are included in Note 17 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2018 included in the 2018 Form 10-K.

2 Represents the aggregate grant date fair value of stock option awards computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures made to each NEO. Assumptions used in the calculation are included in Note 17 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2018 included in the 2018 Form 10-K.

3 Amount represents performance-based incentive compensation paid in February of the next fiscal year but earned by the NEOs in the year indicated pursuant to the SEAICP.

4 See the All Other Compensation in 2018 table following this Summary Compensation Table for information with respect to this amount for 2018.

5 Cash amounts received by Ms. Cairns pursuant to her agreement are paid in British pounds. In calculating the U.S. dollar equivalent for amounts that are not denominated in U.S. dollars, Mastercard translates each payment to Ms. Cairns into U.S. dollars based on an average exchange rate as of the first business day for each month during the applicable year. The average exchange rate for 2018 was 1.3366 U.S. dollars per British pound.

6 Salary for Ms. Cairns for 2018 includes cash payments totaling $60,653 made to her in lieu of a company pension contribution.

All other compensation in 2018

The following table sets forth certain information with respect to the "All other compensation" column of the Summary Compensation Table for 2018 for the NEOs:

Name	Perquisites & other personal benefits ($)	Company contributions to defined contribution plans ($)	Insurance premiums ($)	Expatriate benefit ($)	Total ($)
(a)	(b)[1]	(c)[2]	(d)[3]	(e)[4]	
Ajay Banga	$218,912	$117,125	$5,250	—	$341,287
Martina Hund-Mejean	—	$70,250	$3,150	—	$73,400
Craig Vosburg	—	$56,188	$1,368	—	$57,556
Tim Murphy	—	$56,188	$1,368	—	$57,556
Gilberto Caldart	—	$50,407	$1,839	$1,294,897	$1,347,143
Ann Cairns	—	—	$1,507	—	$1,507

[1] Amounts represent (1) the aggregate incremental cost to Mastercard for personal use of a leased corporate aircraft ($184,170), which is based on the variable costs to Mastercard for operating the aircraft and includes fuel costs, hourly flight charges and associated taxes (less a reimbursement to Mastercard by Mr. Banga for personal travel on the corporate aircraft); and (2) the aggregate incremental cost to Mastercard of $34,742 with respect to personal use of a company-leased car by Mr. Banga, which is based on the allocation between personal and business use (based on mileage), for the cost of lease payments, insurance premiums and fuel expense in 2018.

[2] For Ms. Hund-Mejean and Messrs. Banga, Caldart, Murphy and Vosburg, amounts represent (1) matching contributions under the Savings Plan (Mr. Banga—$24,000; Ms. Hund-Mejean—$24,000; Mr. Caldart—$24,365; Mr. Vosburg—$24,000; Mr. Murphy—$24,000); and (2) Mastercard contributions to the Restoration Program (Mr. Banga—$93,125; Ms. Hund-Mejean—$46,250; Mr. Caldart—$26,042; Mr. Vosburg—$32,188; Mr. Murphy—$32,188).

[3] Amounts represent 2018 premiums paid by Mastercard for executive life insurance coverage.

[4] These amounts reflect net expatriate benefits under our Standard Global Mobility Program in connection with Mr. Caldart's assignments during 2018. Amount listed includes relocation costs ($76,572), standard assignment allowances ($187,622), and tax equalization and host country tax payments ($1,030,703).

Grants of plan-based awards in 2018

The following table sets forth certain information with respect to awards granted during the year ended December 31, 2018 to each of our NEOs:

Name	Grant date	Date of action[1,2]	Estimated possible payouts under non-equity incentive plan awards[2]			Estimated future payouts under equity incentive plan awards[3]			All other stock awards: number of shares of stock or units (#)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)[4]	(k)	(l)[5]
Ajay Banga	3/1/2018	2/5/2018								165,036	$173.49	$6,749,972
	3/1/2018	2/5/2018				14,915	29,829	59,658				$6,750,004
		2/5/2018	$1,250,000	$2,500,000	$6,250,000							
Martina Hund-Mejean	3/1/2018	2/5/2018								58,068	$173.49	$2,374,981
	3/1/2018	2/5/2018				5,248	10,496	20,992				$2,375,140
		2/5/2018	$468,750	$937,500	$2,343,750							
Craig Vosburg	3/1/2018	2/5/2018								33,008	$173.49	$1,350,027
	3/1/2018	2/5/2018				2,983	5,966	11,932				$1,350,046
		2/5/2018	$345,000	$690,000	$1,725,000							
Tim Murphy	3/1/2018	2/5/2018								29,340	$173.49	$1,200,006
	3/1/2018	2/5/2018				2,652	5,303	10,606				$1,200,016
		2/5/2018	$345,000	$690,000	$1,725,000							
Gilberto Caldart	3/1/2018	2/5/2018								12,224	$173.49	$499,962
	3/1/2018	2/5/2018				1,105	2,210	4,420				$500,101
		2/5/2018	$263,624	$527,247	$1,318,118							
Ann Cairns	3/1/2018	2/5/2018								43,400	$173.49	$1,775,060
	3/1/2018	2/5/2018				3,922	7,844	15,688				$1,775,019
		2/5/2018	$168,065	$336,130	$840,325							

1 On February 5, 2018, the HRCC approved grants of stock options and PSUs under the LTIP to the specified NEOs that were granted on March 1, 2018. The grants of stock options were made in accordance with Mastercard's policy for grants of stock options. For additional details, see "Stock option grant practices" in the CD&A that precedes these tables.

2 On February 5, 2018, the HRCC established threshold, target and maximum payouts for all NEOs under our SEAICP for 2018. Actual payout amounts under the SEAICP for 2018 are included in the "Non-equity incentive plan compensation" column of the Summary Compensation Table. See "Executive compensation program elements – Annual incentive" in the CD&A that precedes these tables.

3 Represents an award of PSUs granted on March 1, 2018. The PSUs vest in full, if at all, on February 28, 2021. The actual number of shares of Class A common stock to be issued with respect to the PSU awards will be determined based on Mastercard's performance over the three-year period ending December 31, 2020.

4 Represents a grant of stock options having a 10-year term and vesting in 25% increments on each of March 1, 2019, 2020, 2021 and 2022.

5 Represents, as applicable, the grant date fair value or the fair value as of the service inception date, in each case, as computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. Further details with respect to these awards and assumptions used in their calculation are included in Note 15 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2018 included in the 2018 Form 10-K. PSUs are reflected based on the aggregate grant date fair value based on target performance, which was the probable outcome of the performance conditions as of the grant date.

Outstanding equity awards at 2018 fiscal year end

The following table sets forth certain information with respect to all outstanding option awards and stock awards held by each of our NEOs on December 31, 2018:

Name	Stock option grant date	Option awards: Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Stock awards: Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)[2]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
(a)		(b)	(c)	(d)	(e)	(f)	(g)[1]	(h)[11]	(i)[3]	(j)[2]
Ajay Banga							125,368	$23,650,673	158,668	$29,932,718
	3/1/2012[4]	152,600	—	—	$42.04	3/1/2022				
	3/1/2013[5]	344,600	—	—	$51.83	3/1/2023				
	3/1/2014[6]	297,412	—	—	$77.72	3/1/2024				
	3/1/2015[7]	227,733	75,911	—	$90.13	3/1/2025				
	3/1/2016[8]	154,736	154,736	—	$90.10	3/1/2026				
	3/1/2017[9]	73,599	220,797	—	$112.31	3/1/2027				
	3/1/2018[10]	—	165,036	—	$173.49	3/1/2028				
Martina Hund-Mejean							40,882	$7,712,389	54,656	$10,310,854
	3/1/2013[5]	47,360	—	—	$51.83	3/1/2023				
	3/1/2014[6]	97,972	—	—	$77.72	3/1/2024				
	3/1/2015[7]	70,488	23,496	—	$90.13	3/1/2025				
	3/1/2016[8]	50,458	50,458	—	$90.10	3/1/2026				
	3/1/2017[9]	25,024	75,072	—	$112.31	3/1/2027				
	3/1/2018[10]	—	58,068	—	$173.49	3/1/2028				
Craig Vosburg							16,354	$3,085,182	30,150	$5,687,798
	3/1/2014[6]	—	—	—	$77.72	3/1/2024				
	3/1/2015[7]	12,471	4,157	—	$90.13	3/1/2025				
	3/1/2016[8]	20,184	20,184	—	$90.10	3/1/2026				
	3/1/2017[9]	13,542	40,626	—	$112.31	3/1/2027				
	3/1/2018[10]	—	33,008	—	$173.49	3/1/2028				
Tim Murphy							17,988	$3,393,436	26,448	$4,989,415
	3/1/2014[6]	7,873	—	—	$77.72	3/1/2024				
	3/1/2015[7]	32,532	10,844	—	$90.13	3/1/2025				
	3/1/2016[8]	22,202	22,202	—	$90.10	3/1/2026				
	3/1/2017[9]	11,776	35,328	—	$112.31	3/1/2027				
	3/1/2018[10]	—	29,340	—	$173.49	3/1/2028				

		Option awards					Stock awards			
Name	Stock option grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)[2]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
(a)		(b)	(c)	(d)	(e)	(f)	(g)[1]	(h)[11]	(i)[3]	(j)[2]
							8,722	$1,645,405	11,154	$2,104,202
Gilberto Caldart	3/1/2013[5]	22,280	—	—	$51.83	3/1/2023				
	3/1/2014[6]	24,492	—	—	$77.72	3/1/2024				
	3/1/2015[7]	15,723	5,241	—	$90.13	3/1/2025				
	3/1/2016[8]	10,764	10,764	—	$90.10	3/1/2026				
	3/1/2017[9]	5,005	15,015	—	$112.31	3/1/2027				
	3/1/2018[10]	—	12,224	—	$173.49	3/1/2028				
							35,432	6,684,247	43,808	8,264,379
Ann Cairns	3/1/2013[5]	21,790	—	—	$51.83	3/1/2023				
	3/1/2014[6]	83,976	—	—	$77.72	3/1/2024				
	3/1/2015[7]	56,391	18,797	—	$90.13	3/1/2025				
	3/1/2016[8]	43,730	43,730	—	$90.10	3/1/2026				
	3/1/2017[9]	20,902	62,706	—	$112.31	3/1/2027				
	3/1/2018[10]	—	43,400	—	$173.49	3/1/2028				

[1] Represents number of PSUs granted on March 1, 2016, which vested on February 28, 2019, with a performance level score of 200% based on Mastercard's performance over a three-year performance period ending December 31 2018.

[2] Value is based on the December 31, 2018 per share closing market price of Class A common stock on the NYSE of $188.65.

[3] Represents for each named executive officer the number of PSUs granted on March 1, 2017 and March 1, 2018 assuming a maximum payout. The actual number of shares of Class A common stock to be issued and actual payout value of unearned shares with respect to the PSU awards granted on each of March 1, 2017 and March 1, 2018 will be determined based on Mastercard's performance over the three-year performance periods ending December 31, 2019 and December 31, 2020, respectively.

[4] Represents stock options granted during 2012 and vested in 25% increments on March 1 of each of 2013, 2014, 2015 and 2016.

[5] Represents stock options granted during 2013 and vested in 25% increments on March 1 of each of 2014, 2015, 2016 and 2017.

[6] Represents stock options granted during 2014 and vested in 25% increments on March 1 of each of 2015, 2016, 2017 and 2018.

[7] Represents stock options granted during 2015 and vested in 25% increments on March 1 of each of 2016, 2017, 2018 and 2019.

[8] Represents stock options granted during 2016 and vest in 25% increments on March 1 of each of 2017, 2018, 2019 and 2020.

[9] Represents stock options granted during 2017 and vest in 25% increments on March 1 of each of 2018, 2019, 2020 and 2021.

[10] Represents stock options granted during 2018 and vest in 25% increments on March 1 of each of 2019, 2020, 2021 and 2022. See the Grants of plan-based awards in 2018 table for more information.

[11] Represents the value of PSUs granted on March 1, 2016, which vested on February 28, 2019, and correspond to the number of shares that were issued at a performance level of 200% based on Mastercard's performance over the three-year performance period ending December 31, 2018.

Option exercises and stock vested in 2018

The following table sets forth certain information with respect to stock awards that vested for, and stock options that were exercised by, each of our NEOs during the year ended December 31, 2018:

| Name | Option awards | | Stock awards | |
	Number of shares acquired on exercise (#)	Value realized on exercise ($)[1]	Number of shares acquired on vesting (#)[2]	Value realized on vesting ($)[3]
(a)	(b)	(c)	(d)	(e)
Ajay Banga	239,020	$36,903,709	95,423	$16,921,361
Martina Hund-Mejean	54,000	$8,020,166	29,537	$5,237,796
Craig Vosburg	17,496	$1,893,750	3,258	$577,741
Tim Murphy	23,619	$2,426,158	13,632	$2,417,363
Gilberto Caldart	12,630	$1,580,186	4,107	$728,294
Ann Cairns	0	$0	23,630	$4,190,308

[1] The value realized on exercise is calculated as the number of shares acquired upon exercise, multiplied by the difference between the per share market value at the time of exercise less the option exercise price paid for the shares of Class A common stock.
[2] Value represents the number of PSUs that vested during 2018.
[3] Value realized upon vesting based on the average of the high and low market price per share of Class A common stock on the NYSE on the respective vesting date.

Potential payments upon termination or change in control

Employment agreements and arrangements

Mastercard International is party to an employment agreement with three of our NEOs – Mr. Banga, Ms. Hund-Mejean and Ms. Cairns. In April 2018, Mastercard amended Ms. Cairns' agreement in connection with her becoming Vice Chairman effective June 1, 2018. In addition, on April 10, 2018, the HRCC amended and restated the Mastercard International Executive Severance Plan and approved Mr. Banga to be eligible to participate in the plan. Severance benefits under the Executive Severance Plan are in lieu of any benefits previously provided for under Mr. Banga's employment agreement. We have publicly filed with the SEC our employment agreements/arrangements with each of our NEOs.

Below are descriptions of each of our NEO's employment arrangements, including potential events of termination and related payments. See *"Potential payments tables"* (pgs 95-98) for specific amounts that would have been payable to each of our NEOs had a termination event occurred on December 31, 2018.

Term

The employment agreements for Mr. Banga and Ms. Hund-Mejean provide for automatic one-year renewals unless either party gives at least 90 days' prior written notice.

Ms. Cairns is employed by Mastercard U.K. for an indefinite term and may terminate her employment with six months' written notice or may be terminated by Mastercard U.K. with the longer of six months or the applicable statutory notice period.

Compensation

Each NEO receives a base salary that is subject to adjustment based on an annual performance review by the HRCC. Additionally, each executive is eligible to participate in annual and/or long-term bonus or incentive plan(s) generally available to other executive officers, as well as other applicable Mastercard International or Mastercard U.K. employee compensation and benefit plans and programs, including the LTIP and SEAICP. For the period beginning June 1, 2018, Ms. Cairns is not eligible for future cash bonus payments.

Mandatory retirement

Each executive other than Ms. Cairns is required to retire on the last day of the calendar year in which he or she reaches the age of 65.

Events of termination of employment and related payments

Banga and Hund-Mejean

The following table sets forth termination events and applicable payments for Mr. Banga and Ms. Hund-Mejean:

Termination event*	Components of termination payment	
Death	• Base salary earned but not paid through date of termination • Payment for all accrued but unused vacation time • Additional benefits, if any and as applicable, under Mastercard plans or programs	• Target annual incentive bonus for year in which termination occurs if not already paid (plus the target annual incentive bonus earned for the previous year, if not already paid)
Disability		• For Mr. Banga, annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid) • For Ms. Hund-Mejean, target annual incentive bonus prorated for year of termination (plus the target annual incentive bonus earned for the previous year, if not already paid)
For Cause, Voluntary Resignation or Non-Renewal by the executive		• For Mr. Banga, no additional payments • For Ms. Hund-Mejean, who is retirement-eligible, annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion)
Without Cause, with Good Reason (other than in connection with a Change in Control for Mr. Banga) **or** (for Ms. Hund-Mejean) **Non-Renewal by Mastercard International**		• Annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid) • For Ms. Hund-Mejean, severance payable over 24 months (the severance period) equal to base salary continuation for 24 months plus the average annual bonus earned by the executive in the prior two years of employment before termination • For Mr. Banga, base salary continuation for 18 months (the severance period) following termination (extendable by an additional six months in exchange for extended restrictive covenants at Mastercard's sole discretion) plus an amount equal to 1.5 times the annual incentive bonus paid to the executive for the year prior to termination, paid ratably over the severance period in accordance with Mastercard's annual incentive bonus pay practices (or up to an amount equal to two times the bonus for the prior year, payable over 24 months at Mastercard's discretion) • Payment of the monthly COBRA medical coverage premium for the applicable period (or, if shorter, the severance period) or, if the executive is eligible, the full cost of the Mastercard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter • Reasonable outplacement services for the shorter of the severance period or the period of unemployment
Mandatory retirement		• Annual incentive bonus for year in which termination occurs (plus the annual incentive bonus earned for the previous year, if not already paid) based upon Mastercard's actual performance (prorated for Ms. Hund-Mejean)

* For certain defined terms used in this table, see Definitions on pgs 93-94.

Cairns, Caldart, Murphy and Vosburg
Termination events and payments

The following table sets forth termination events and applicable payments for Ms. Cairns and Messrs. Caldart, Murphy and Vosburg.

Termination event*	Components of termination payment
Death	• Target annual incentive bonus for year in which termination occurs (plus the annual incentive bonus earned for the previous year, if not already paid)
Disability	• Target annual incentive bonus prorated for year of termination (plus the target annual incentive bonus earned for the previous year, if not already paid)
For Cause or Voluntary Resignation	• For Messrs. Murphy and Vosburg, no additional payments • For Ms. Cairns and Mr. Caldart, who are retirement-eligible, annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion)
Without Cause or with Good Reason (not in connection with a Change in Control, with the exception of Ms. Cairns) • Base salary earned but not paid through date of termination • Payment for all accrued but unused vacation time • Additional benefits, if any and as applicable, under Mastercard plans or programs	Executives other than Ms. Cairns: • Annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid) • Base salary continuation for 18 months (the severance period) following termination (extendable by an additional six months in exchange for extended restrictive covenants at Mastercard's sole discretion) • An amount equal to 1.5 times the annual incentive bonus paid to the executive for the year prior to termination, paid ratably over the severance period and in accordance with Mastercard's annual incentive bonus pay practices (or up to an amount equal to two times the bonus for the prior year, payable over 24 months in exchange for extended restrictive covenants at Mastercard's discretion) • Payment of the monthly COBRA medical coverage premium for the applicable period (or, if shorter, the severance period) or, if the executive is eligible, the full cost of the Mastercard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter • Reasonable outplacement services for the shorter of the severance period or the period of unemployment Ms. Cairns (benefits upon any termination of employment by Mastercard other than for gross misconduct): • Base salary continuation for 18 months following termination, based on base salary as of May 31, 2018 • An amount equal to 1.5 times the annual incentive bonus paid to the executive for 2017, paid ratably over the 18-month severance period
Mandatory Retirement	• Other than Ms. Cairns, annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid)

* For certain defined terms used in this table, see Definitions on pg 93-94.

Additional termination events and payments for Ms. Cairns

Mastercard U.K. may elect, in lieu of providing notice of termination, to pay Ms. Cairns' base salary and the value of any other contractual benefits she would have otherwise received during the notice period. Additionally, Mastercard U.K. may terminate Ms. Cairns' employment at any time and without notice in the event that she engages in gross misconduct, including theft, damage to company property, fraud, conviction of certain crimes, incapacity to work due to being under the influence of alcohol or illegal drugs, in the loading of unlicensed or illegal software onto company hardware, deliberate breach of company policies on use of computer systems and software, physical assault or gross insubordination, unauthorized use or disclosure of confidential information, repeated material breach of her obligations to Mastercard U.K., personal bankruptcy or mental disability as a patient under applicable laws.

"Double trigger" Change in Control payments

If, within the six months preceding or two years following a Change in Control, Messrs. Banga, Caldart, Murphy or Vosburg terminates his employment with Mastercard International or its successor for Good Reason or is terminated by Mastercard International or its successor without Cause, he will be entitled to the following termination payments:

"Double-trigger" Change in Control severance payments
• Lump sum payments within 30 days following date of termination of (1) all base salary earned but not paid and (2) all accrued but unused vacation time
• Pro rata portion of the annual incentive bonus payable in year of termination and previous year, if not already paid
• Base salary continuation for 24 months following termination (the severance period) but not beyond the employee's mandatory retirement date
• Annual bonus payments following the date of termination, the aggregate amount equal to the average annual bonus received by the executive over the prior two years of employment, payable ratably over the severance period but not beyond the employee's mandatory retirement date
• Payment of the monthly COBRA medical coverage premium for the applicable period (or, if shorter, the severance period) or, if the executive is eligible, the full cost of the Mastercard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter
• Reasonable outplacement services for the shorter of the severance period or the period of unemployment
• Such additional benefits, if any, that the executive would be entitled to under applicable Mastercard plans and programs (other than severance payments)

Release of claims

Each NEO is required to enter into a separation agreement and release of claims against Mastercard International in order to receive payment for severance, Change in Control and other payments on account of termination other than for Cause, with Good Reason or for non-renewal.

Additional terms

Restrictive covenants

All of the executives are subject to Mastercard International's standard restrictive covenants for executive employees, including non-disclosure, non-competition and non-solicitation obligations.

In addition, each executive has signed a separate non-compete agreement, including agreements in order to receive long-term incentive awards and, for at-will employees, specified severance and Change in Control payments as follows:

Executive	Long-term incentive awards	Severance plan payments	Change in Control payments
Mr. Banga	• 12-month non-compete • 24-month non-solicit • In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation	• Non-compete and non-solicit for longer of 18 months or the length of the severance payments (agreement to be executed within 60 days following termination)	• Two-year non-compete and non-solicit
Ms. Hund-Mejean	• 12-month non-compete • 24-month non-solicit • In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation	• Not applicable (addressed per employment agreement)	• Not applicable (addressed per employment agreement)
Ms. Cairns	• 12-month non-compete • 18-month non-solicit • In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation	• Not applicable (addressed per employment agreement)	• Not applicable (addressed per employment agreement)
Messrs. Caldart, Murphy and Vosburg	• 12-month non-compete • 24-month non-solicit • In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation	• Non-compete and non-solicit for longer of 18 months or the length of the severance payments (agreement to be executed within 60 days following termination)	• Two-year non-compete and non-solicit

Definitions
Cause

Defined as (a) willful failure of the executive to perform duties or responsibilities (other than due to disability); (b) engagement in serious misconduct that is injurious to Mastercard, including, but not limited to, damage to its reputation or standing in the industry; (c) conviction of, or entering into a plea of guilty or nolo contendere to, a crime that constitutes a felony or a crime that constitutes a misdemeanor involving moral turpitude;

(d) the material breach of any written covenant or agreement with Mastercard International not to disclose any information pertaining to Mastercard International; or (e) the breach of our Code of Conduct, the Supplemental Code of Ethics, any material provision of the employment agreement or any material provision of other specified Mastercard or Mastercard International policies.

Notice of termination for Cause must state the date of termination and identify the grounds upon which termination is based.

Good Reason

Defined as: (a) the assignment to a position for which the executive is not qualified or a materially lesser position than the position held; (b) a material reduction in annual base salary other than a 10% or less reduction, in the aggregate, over the term of employment; (c) the relocation of the executive's principal place of employment to a location more than 50 miles from his or her principal place of employment; and (d) for Mr. Banga and Ms. Hund-Mejean, the failure by Mastercard International to obtain an agreement from any successor to Mastercard International to assume and agree to perform any employment agreement between the executive and Mastercard International.

Change in Control

Defined as the occurrence of any of the following events (other than by means of a public offering of Mastercard Incorporated's equity securities):

(a) the acquisition by any person of beneficial ownership of more than 30% of the voting power of the then outstanding equity shares of Mastercard (the "Outstanding Registrant Voting Securities"), subject to specified exceptions

(b) a change in the composition of the Board that causes less than a majority of Mastercard's directors then in office to be members of the Board, subject to specified exceptions

(c) consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of Mastercard's assets or the purchase of assets or stock of another entity (a "Business Combination"), in each case, unless immediately following such Business Combination (1) all or substantially all of the persons who were the beneficial owners of the Outstanding Registrant Voting Securities immediately prior to such Business Combination will beneficially own more than 50% of the then outstanding voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the entity resulting from such Business Combination in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Registrant Voting Securities, (2) no person will beneficially own more than a majority of the voting power of the then outstanding voting securities of such entity except to the extent that such ownership of Mastercard existed prior to the Business Combination and (3) at least a majority of the members of the board of directors of the entity resulting from such Business Combination will have been members of the

incumbent Mastercard Board at the time of the initial agreement, or an action of Mastercard's Board, providing such Business Combination

(d) approval by Mastercard's stockholders of a complete liquidation or dissolution of Mastercard

Retirement

Defined in the LTIP as voluntary termination of employment on or after the earliest of: (i) attaining age 65 while in service and completing two years of service, (ii) attaining age 60 while in service and completing five years of service, and (iii) attaining age 55 while in service and completing 10 years of service.

Potential payments tables

The following pages display the potential payments upon termination of employment, including in connection with a Change in Control of Mastercard, for each of the NEOs assuming the event took place on December 31, 2018. Following the tables are footnotes that provide additional information with respect to other potential payments and benefits.

In the tables, the equity awards shown for the NEO represent the value of unvested RSUs, PSUs and stock options that would vest or continue to vest in the event of termination or Change in Control, as applicable, based on the $188.65 per share closing price of Class A common stock on the NYSE on December 31, 2018.

In the event of a Change in Control, outstanding awards continue to vest in accordance with the terms of the grant, but in the case of PSUs only to the extent the achievement of the relevant performance goals can continue to be measured subsequent to the Change in Control. To the extent achievement of the relevant performance goals can no longer be measured, the performance goals no longer apply and the NEO's unvested PSUs would vest, in accordance with the terms of such grants on February 28, 2018, February 28, 2019 and February 28, 2020, respectively, conditioned upon the NEO's continued employment with Mastercard, as of those dates, and would be paid at a target level of performance. In the event that, within six months preceding, or two years following, a Change in Control, the NEO is terminated without Cause or resigns with Good Reason, all of the NEO's then unvested stock options, RSUs and PSUs would vest immediately, and in the case of PSUs, would be payable at a target level of performance.

If an NEO who is retirement-eligible (as defined in the LTIP) is terminated without Cause (other than in connection with a Change in Control) or voluntarily resigns (with Good Reason or otherwise), or if an NEO has a

qualifying termination due to disability (as defined in the LTIP or applicable award agreement), all unvested RSUs, PSUs and stock options would continue to vest according to the terms of the award. If an NEO who is not retirement-eligible is terminated without Cause or terminates his or her employment for Good Reason (other than in connection with a Change in Control), all unvested RSUs, PSUs and stock options would be forfeited. However, beginning with RSUs and PSUs granted in 2017, if an NEO has a job elimination (as defined in

the applicable award agreements), a pro rata portion of the awards would continue to vest according to the terms of the award.

In the event of the NEO's death, all unvested RSUs, PSUs (at a target level of performance) and stock options held by the NEO would immediately become vested.

Benefit	Ajay Banga					
	Death	Disability	For Cause	Voluntary	Without Cause / with Good Reason	Termination following Change in Control
Cash Severance[1]	$—	$—	$—	$—	$8,696,616	$10,851,854
Annual Incentive Award	$2,500,000	$5,288,090	$—	$—	$5,288,090	$5,288,090
Unvested Equity[2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$42,085,573	$42,085,573	$—	$—	$—	$42,085,573
Performance Stock Units	$26,791,696	$26,791,696	$—	$—	$7,270,382	$26,791,696
Total	$68,877,269	$68,877,269	$—	$—	$7,270,382	$68,877,269
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$27,306	$27,306
Outplacement	$—	$—	$—	$—	$45,000	$45,000
Total	$—	$—	$—	$—	$72,306	$72,306
Total	$71,377,269	$74,165,359	$—	$—	$21,327,394	$85,089,519

Martina Hund-Mejean

Benefit	Death	Disability	For Cause	Voluntary[4]	Without Cause/ with Good Reason/ Non-Renewal	Termination following Change in Control
Cash Severance[1]	$—	$—	$—	$—	$4,236,858	$4,236,858
Annual Incentive Award	$937,500	$937,500	$—	$1,921,064	$1,921,064	$1,921,064
Unvested Equity[2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$13,898,769	$13,898,769	$—	$13,898,769	$13,898,769	$13,898,769
Performance Stock Units	$9,011,622	$9,011,622	$—	$9,011,622	$9,011,622	$9,011,622
Total	$22,910,391	$22,910,391	$—	$22,910,391	$22,910,391	$22,910,391
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$37,985	$37,985
Outplacement	$—	$—	$—	$—	$45,000	$45,000
Total	$—	$—	$—	$—	$82,985	$82,985
Total	$23,847,891	$23,847,891	$—	$24,831,455	$29,151,298	$29,151,298

Ann Cairns[5]

Benefit	Death	Disability	For Cause	Voluntary[4]	Without Cause/ with Good Reason	Termination following Change in Control
Cash Severance[1]	$—	$—	$—	$—	$2,536,908	$2,536,908
Annual Incentive Award	$336,130	$336,130	$—	$515,141	$430,333	$430,333
Unvested Equity[2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$11,606,392	$11,606,392	$—	$11,606,392	$11,606,392	$11,606,392
Performance Stock Units	$7,474,313	$7,474,313	$—	$7,474,313	$7,474,313	$7,474,313
Total	$19,080,705	$19,080,705	$—	$19,080,705	$19,080,705	$19,080,705
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$—	$—
Outplacement	$—	$—	$—	$—	$—	$—
Total	$—	$—	$—	$—	$—	$—
Total	$19,416,835	$19,416,835	$—	$19,595,846	$22,047,946	$22,047,946

	Craig Vosburg					
Benefit	Death	Disability	For Cause	Voluntary	Without Cause/ with Good Reason	Termination following Change in Control
Cash Severance[1]	$—	$—	$—	$—	$2,297,219	$2,864,059
Annual Incentive Award	$690,000	$690,000	$—	$—	$1,361,536	$1,361,536
Unvested Equity[2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$6,000,471	$6,000,471	$—	$—	$—	$6,000,471
Performance Stock Units	$4,386,490	$4,386,490	$—	$—	$1,362,808	$4,386,490
Total	$10,386,961	$10,386,961	$—	$—	$1,362,808	$10,386,961
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$26,979	$26,979
Outplacement	$—	$—	$—	$—	$45,000	$45,000
Total	$—	$—	$—	$—	$71,979	$71,979
Total	$11,076,961	$11,076,961	$—	$—	$5,093,542	$14,684,535

	Tim Murphy					
Benefit	Death	Disability	For Cause	Voluntary	Without Cause/ with Good Reason	Termination following Change in Control
Cash Severance[1]	$—	$—	$—	$—	$2,242,524	$2,825,878
Annual Incentive Award	$690,000	$690,000	$—	$—	$1,413,903	$1,413,903
Unvested Equity[2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$6,398,092	$6,398,092	$—	$—	$—	$6,398,092
Performance Stock Units	$4,191,426	$4,191,426	$—	$—	$1,191,136	$4,191,426
Total	$10,589,518	$10,589,518	$—	$—	$1,191,136	$10,589,518
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$29,168	$29,168
Outplacement	$—	$—	$—	$—	$45,000	$45,000
Total	$—	$—	$—	$—	$74,168	$74,168
Total	$11,279,518	$11,279,518	$—	$—	$4,921,731	$14,903,467

Benefit	Death	Disability	For Cause	Voluntary[4]	Without Cause/ with Good Reason	Termination following Change in Control
			Gilberto Caldart			
Cash Severance[1]	$—	$—	$—	$—	$1,918,346	$2,457,102
Annual Incentive Award	$550,000	$550,000	$—	$969,650	$969,650	$969,650
Unvested Equity[2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$2,908,696	$2,908,696	$—	$2,908,696	$2,908,696	$2,908,696
Performance Stock Units	$1,874,804	$1,874,804	$—	$1,874,804	$1,874,804	$1,874,804
Total	$4,783,500	$4,783,500	$—	$4,783,500	$4,783,500	$4,783,500
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$23,833	$23,833
Outplacement	$—	$—	$—	$—	$45,000	$45,000
Total	$—	$—	$—	$—	$68,833	$68,833
Total	$5,333,500	$5,333,500	$—	$5,753,150	$7,740,329	$8,279,085

1 For Mr. Banga, the amount relating to severance payable other than in connection with a Change in Control reflects payment over an 18-month period and is equal to 1.5 times the sum of the executive's 2018 base salary plus bonus paid for services in 2017 (although Mastercard has discretion to provide such cash severance for up to 24 months). For Ms. Hund-Mejean, the amount would be paid over a 24-month period and is equal to two times the sum of the executive's 2018 base salary and a two-year average of bonus paid for services in 2016 and 2017, whether the termination was in connection with a Change in Control or not. Represents present value of severance award to be given in 24 equal monthly installments for Ms. Hund-Mejean and 18 equal monthly installments for all other executives. The amount reflects payment delays due to IRC Section 409A. For Ms. Cairns, the amount reflects base salary continuation for 18 months, based on her salary as of May 31, 2018 and an amount equal to 1.5 times her bonus paid in 2017, whether the termination was in connection with a Change in Control or not. For Messrs. Banga, Vosburg, Murphy and Caldart, the amounts payable in connection with a Change in Control would be paid over a 24-month period and is equal to two times the sum of the executive's 2018 base salary and the average of bonus paid for services in 2016 and 2017. For all NEOs, cash severance reflects the present value of this calculation using a discount rate of 3.32%, equal to 120% of the semiannual applicable short-term federal rates for December 2018.

2 For the PSU in the "Without Cause/with Good Reason" column, the amount reflects pro rata vesting for the 2017 and 2018 award only. For the PSUs in the "Change in Control" column, the amount reflects a Change in Control of Mastercard in which the company thereafter is unable to assess its performance against the specified objectives. Accordingly, consistent with the terms of the PSU awards, the amounts represented in the "Death" and "Change in Control" columns represent target level of performance (with respect to awards granted in 2016, 2017 and 2018), as do the amounts in the Disability column. Further details with respect to these awards are included in Note 15 ("Share-Based Payments") to Mastercard's audited financial statements for the year ended December 31, 2018 included in the 2018 Form 10-K.

3 Includes continued health and welfare benefits; namely, health coverage, dental coverage, vision coverage, individual life insurance and individual disability insurance for 18 months following termination and outplacement assistance.

4 Amounts are included in the Voluntary column for Mses. Hund-Mejean and Cairns and Mr. Caldart because each has satisfied the age and service requirements for retirement eligibility.

5 For Ms. Cairns, cash amounts are translated using an exchange rate of 1.3366 U.S. dollars per British pound (calculated as described in footnote 5 of the Summary Compensation Table).

Equity compensation plan information

The table below presents information as of December 31, 2018 for the LTIP and our Amended and Restated 2006 Non-Employee Director Equity Compensation Plan, both of which previously have been approved by stockholders. Mastercard does not have any equity compensation plans that have not been approved by stockholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	12,091,032 [1,2]	$93.47	53,569,040
Equity compensation plans not approved by stockholders	—	$—	—
Total	12,091,032 [1,2]		53,569,040

[1] The LTIP authorizes the issuance of stock options, restricted stock, RSUs, PSUs and other stock-based awards, and our Amended and Restated 2006 Non-Employee Director Equity Compensation Plan authorizes the issuance of DSUs and other awards provided for by the LTIP, such as restricted stock. Of the total number of shares: (a) 7,632,620 shares may be issued pursuant to outstanding stock options; (b) 3,721,073 shares may be issued pursuant to outstanding RSUs; (c) 632,792 shares may be issued pursuant to outstanding PSUs (see footnote (2) below); and (d) 104,547 shares may be issued pursuant to outstanding DSUs.

[2] The number of shares to be issued pursuant to outstanding PSUs represents the aggregate number of PSUs granted in each of 2016, 2017 and 2018, corresponding to the number of shares of our Class A common stock. The PSUs are based on the expected performance over the three-year period ending December 31, 2018, 2019 and 2020, respectively. The PSUs to be issued will be based on actual performance levels up to a maximum of 200%.

[3] The weighted-average exercise price of outstanding options, warrants and rights excludes the RSUs, PSUs and DSUs.

CEO pay ratio disclosure

Under Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of SEC Regulation S-K, we are required to provide the ratio of the annual total compensation of our CEO, Mr. Banga, to the median annual total compensation of all our employees, except our CEO.

For 2018, the annual total compensation of our identified median employee (that is, the median employee across all employees of the company other than the CEO) was $121,897, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, which includes base pay, incentive compensation, long-term incentive awards and matching pension contributions made by the company, as well as the change in pension value during 2018. Mr. Banga's annual total compensation for 2018 as reported in the Summary Compensation Table was $20,379,353. Accordingly, for 2018, the ratio of the compensation of our CEO to the compensation for our median employee was estimated to be 167 to 1.

Consistent with last year, we used the following methodology to identify the median employee:

- We collected employee data of all employees globally, whether employed on a full-time, part-time or temporary basis as of December 31, 2018
- We annualized the compensation of all new employees (other than temporary employees) who were hired by the company between January 1 and December 31, 2018 to reflect their estimated compensation over the entire year

- We applied an exchange rate as of December 1, 2018 to convert all international currencies into U.S. dollars
- We used total base pay and annual bonus target as of December 31, 2018 and actual long-term incentive award granted in 2018 as our consistently applied compensation measure

We believe our pay ratio presented above is a reasonable estimate. As SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, estimates and assumptions, our pay ratio may not be comparable with the pay ratios reported by other companies. Furthermore, the SEC has stated that it did not believe a purpose of the pay ratio rule was to facilitate comparisons among companies.

Compensation committee interlocks and insider participation

None of the members of the HRCC has ever served as an officer or employee of Mastercard or had any disclosable related person transaction in which Mastercard was a participant during the last fiscal year. In addition, no executive officer of Mastercard served on the compensation committee or board of directors of a company for which any of our directors serves as an executive officer.

Proposal 2: Advisory approval of Mastercard's executive compensation

The Board of Directors unanimously recommends that stockholders vote "FOR" the advisory approval of our executive compensation as disclosed in this proxy statement

We are asking stockholders to approve an advisory (non-binding) resolution on the compensation of our NEOs. As previously described in detail in the CD&A, our compensation and benefit programs are significantly performance based and are designed to attract, retain and motivate our NEOs, who are critical to our success, and to align their interests with those of our stockholders. Our Board continues to believe that our executive compensation program and policies are effective in achieving these core principles.

The HRCC routinely reviews the compensation and benefit programs for our NEOs to ensure that they achieve the desired goals of closely aligning our executive compensation with performance and with our stockholders' interests. These reviews have resulted in a number of changes over the last several years.

We are asking stockholders to indicate their support for our NEO compensation as described in this proxy statement. This proposal, commonly known as a say-on-pay proposal, gives stockholders the opportunity to endorse or not endorse our executive compensation. This vote is not intended to address any specific item of compensation but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we are asking stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the compensation paid to Mastercard's named executive officers, as disclosed in this proxy statement pursuant to the SEC rules, including the Compensation discussion and analysis, compensation tables and any related narrative discussion, is hereby approved."

Because this vote is advisory, it will not be binding on Mastercard, the Board or the HRCC. However, the Board and the HRCC value the opinions of our stockholders and will review and consider the voting results when considering our executive compensation program.

Our Board has determined to hold annual say-on-pay advisory votes. Unless the Board determines otherwise, the next say-on-pay advisory vote will be held at our 2020 annual meeting of stockholders.

For an understanding of our executive compensation program information and, in particular, the changes we made this year, we strongly encourage you to read:

- *"Compensation discussion and analysis"* (pgs 64-82)
- "Summary Compensation Table" and additional compensation tables (pgs 83-98)

Audit

06

This section describes the factors we considered in making our recommendation that stockholders ratify our selection of PricewaterhouseCoopers as our independent registered public accounting firm for 2019.

Proposal 3: Ratification of the appointment of independent registered public accounting firm for 2019

The Board of Directors unanimously recommends that stockholders vote "FOR" ratification of the appointment of PricewaterhouseCoopers LLP as Mastercard's independent registered public accounting firm for 2019



The Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit Mastercard's financial statements. The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm to audit the financial statements of Mastercard Incorporated and its subsidiaries for the year ending December 31, 2019. PwC has served as our independent registered public accounting firm since 1989.

The Audit Committee conducted its annual evaluation of PwC, considering the factors described in the Audit Committee Report below. Based on this evaluation, the committee believes that the continued retention of PwC to serve as our independent registered public accounting firm is in the best interests of Mastercard and our stockholders, and a resolution will be presented at the Annual Meeting to ratify PwC's appointment. Although ratification is not required by applicable laws, our by-laws or otherwise, the Board is submitting the selection of PwC to our stockholders for ratification because we value your views on our independent registered public accounting firm. The Audit Committee intends to carefully consider the results of the vote. If the stockholders do not ratify the appointment of PwC, the committee will reconsider PwC's selection. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if the committee determines that such a change would be in the best interests of Mastercard and our stockholders.

A PwC representative is expected to be present at the Annual Meeting and will have the opportunity to make a statement and be available to respond to appropriate questions.

Auditor's services and fees

Audit Committee pre-approval of audit and non-audit services

The Audit Committee and Mastercard have adopted policies and procedures pertaining to the provision by Mastercard's independent registered public accounting firm of any audit or non-audit services. The policies and procedures in place specifically require Audit Committee pre-approval of all audit and non-audit services. In addition, proposed services of the independent registered public accounting firm materially exceeding any pre-approved project scope, terms and conditions or cost levels require prior approval by the Audit Committee. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee Chairman and to the committee at its next regular meeting. The Audit Committee may delegate power to its chairman to pre-approve, in certain circumstances, any engagements or changes in engagements by the independent registered public accounting firm for audit or non-audit services. All fees paid to PwC in 2018 in connection with engagements were pre-approved in accordance with Mastercard's policies and procedures.

The Audit Committee and Mastercard also have adopted policies and procedures to help ensure the independence of our independent registered public accounting firm and periodically consider whether there should be a regular rotation of the firm. Further, in addition to assuring the mandated rotation of the lead audit partner in accordance with SEC rules, the Audit Committee oversees the selection of the independent registered public accounting firm's lead engagement partner. The process for selection of the lead engagement partner involves a meeting between the Audit Committee Chairman and the candidate for the role, as well as discussions with the committee and management. We rotated our lead audit partner in 2018.

Audit fees and all other fees

Set forth below are the aggregate audit and non-audit fees billed to Mastercard by PwC for 2018 and 2017 (in thousands):

Type of fee	Description	2018	2017
Audit fees	For the annual integrated audit and the quarterly reviews of the consolidated financial statements. Also includes the statutory audits required for certain businesses as well as countries or jurisdictions in which we operate	$7,702	$7,734
Audit-related fees	For assurance and audit-related services (but not included in the audit fees set forth above), including the internal controls review of selected information systems	$871	$783
Tax fees	For tax compliance, tax advice and tax planning services	$659	$868
All other fees	For accounting research tools and pre-implementation assessments	$285	$34
Total		$9,517	$9,419

Audit Committee report

Mastercard's Audit Committee operates under a written charter adopted by the Board. You can find the charter on our website at https://s2.q4cdn.com/242125233/files/doc_downloads/charters/2018/Audit-Committee-Charter.pdf. The charter details the committee's responsibilities and practices. It is reviewed and updated annually as appropriate to reflect the committee's evolving role and to address regulatory changes, evolving oversight practices and investor feedback.

Primary responsibilities

The Audit Committee assists the Board in its oversight of:

- quality and integrity of Mastercard's financial statements
- Mastercard's compliance with legal and regulatory requirements
- qualifications, performance and independence of the independent registered public accounting firm engaged to perform the integrated audit of the company
- risk assessment and risk management of the company
- performance of Mastercard's internal audit function
- quality of Mastercard's internal controls

2018 actions

In 2018, the Audit Committee met nine times and fulfilled its duties and responsibilities. Among other things, the committee performed the following:

Reporting

- Met regularly with management, the General Auditor and PwC to discuss the overall quality of Mastercard's financial accounting and reporting
- Reviewed and discussed with management and PwC Mastercard's financial statements, earnings releases, and quarterly and annual reports prior to furnishing to or filing with the SEC
- Reviewed with management, the General Auditor and PwC the results of internal and external audit examinations and approved internal and external audit plans, which were developed based on a risk-based methodology and evaluation

Independent auditor

- Approved all audit, audit-related and non-audit fees and services consistent with Mastercard's pre-approval policy
- Reviewed PwC's qualifications, performance and independence and discussed PwC's independence with it
- Discussed the re-appointment of PwC, as well as the pros and cons of auditor rotation

Internal audit

- Reviewed the structure, objectives, resourcing and performance of Mastercard's internal audit function, as well as the internal audit plan and the resulting findings and observations

Internal controls

- Met with internal audit and PwC, both with and without management present, to discuss their evaluations of Mastercard's internal controls, including internal controls over financial reporting, and reported to the Board on the status of those controls

Legal, compliance and risk

- Regularly met with Mastercard's Chief Financial Officer, General Counsel and General Auditor and with PwC to discuss financial management and reporting, legal and regulatory, accounting, audit and internal control matters
- Regularly met with the Chief Compliance Officer to discuss the effectiveness of Mastercard's ethics and compliance system and regularly received related status reports
- Periodically met with Mastercard's Enterprise Risk Management team, other members of management, the General Auditor, the Chief Compliance Officer, tax team and individual business unit leaders and with PwC to assess Mastercard's guidelines and policies with respect to risk assessment and risk management, as well as to review current and emerging risks
- Met with the Chief Security Officer and Chief Privacy Officer to review and discuss information security, business continuity, and data privacy matters and risks

Oversight and evaluation of independent registered public accounting firm

As noted above, the Audit Committee assists the Board in its oversight of PwC's qualifications, performance and independence. The committee recognizes the importance of maintaining the firm's independence, in both fact and appearance. As part of its process to determine and ensure PwC's independence, the Audit Committee has received from PwC the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") regarding the firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with PwC that firm's independence from the company and management. These discussions included reviewing and considering with PwC whether the provision of non-audit services provided by it to Mastercard during 2018 was compatible with its independence. The Audit Committee concurred with PwC's conclusion that PwC is independent from Mastercard and management.

The Audit Committee also is responsible for the appointment, compensation and retention of PwC, including an annual evaluation of PwC, periodic consideration of firm rotation and oversight of the selection of the firm's lead engagement partner. As part of its responsibilities, the committee conducted its annual evaluation of PwC in deciding whether to re-engage PwC.

In addition to the firm's independence and integrity, the Audit Committee considered:

- PwC's competence and compliance with technical standards
- The business acumen, value-added benefit, continuity and consistency, and technical and core competency provided by the engagement team
- The effectiveness of PwC's processes, including its quality control, timeliness and responsiveness, and communication and interaction with management
- PwC's efforts toward efficiency, including with respect to process improvements and fees

Based on this review, the Audit Committee has retained PwC and believes its continued retention is in the best interests of Mastercard and our stockholders.

2018 audited financial statements and internal controls

Management is responsible for establishing effective internal controls over financial reporting and preparing Mastercard's consolidated financial statements. PwC is responsible for:

- auditing and reporting on Mastercard's consolidated financial statements in accordance with the standards of the PCAOB
- expressing an integrated opinion as to whether Mastercard's financial statements conform in all material respects with Generally Accepted Accounting Principles ("GAAP") and whether Mastercard's internal controls over financial reporting are effective as of December 31, 2018, based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013)

The Audit Committee monitors and oversees the processes by which management and PwC fulfill their responsibilities.

In this context, the Audit Committee, among other things, has met and held discussions with management and PwC to review and discuss Mastercard's audited financial statements and management's assessment of its internal control over financial reporting and PwC's evaluation of such assessment; asked management and PwC questions relating to such matters; and discussed with PwC the matters required to be discussed under applicable PCAOB standards. These meetings and discussions included a review of the quality of the accounting principles the company utilized, the reasonableness of significant accounting estimates and judgments, and the clarity of disclosures in Mastercard's consolidated financial statements. As part of these discussions, management represented to the Audit Committee that Mastercard's consolidated financial statements were prepared in accordance with GAAP.

Based upon the Audit Committee's discussions with management and PwC, the Audit Committee's review of the representations of management and the report and required communications provided by PwC to the Audit Committee, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Mastercard's 2018 Form 10-K for filing with the SEC.

The Audit Committee

Steven J. Freiberg, Chairman
Silvio Barzi*
David R. Carlucci
Richard Haythornthwaite
Rima Qureshi
Jackson Tai
(April 2019)
*through the date of the Annual Meeting

Non-management proposals

07

In accordance with SEC rules, included in this section are two stockholder proposals, along with the supporting statements of the respective stockholder proponents, for which we and our Board accept no responsibility. Each of these stockholder proposals is required to be voted on at the Annual Meeting only if properly presented.

Proposal 4: Consideration of stockholder proposal on gender pay gap

The following proposal has been submitted to Mastercard for action at the Annual Meeting by Arjuna Capital. Its shareholdings and address will be provided promptly upon request. The text of the proposal is as follows:

Gender Pay Equity

Whereas: The World Economic Forum estimates the gender pay gap costs the economy 1.2 trillion dollars annually. The median income for women working full time in the United States is 80 percent of that of their male counterparts. This disparity can equal nearly half a million dollars over a career. The gap for African American and Latina women is 60 percent and 55 percent. At the current rate, women will not reach pay parity until 2059.

United States companies have begun reporting statistically adjusted equal pay for equal work numbers, assessing the pay of men and women performing similar jobs, but mostly ignore *median* pay gaps. The United Kingdom now mandates disclosure of median gender pay gaps. And while Mastercard reported a 22.5 percent median hourly pay gap and 42.2 percent median bonus pay gap for its United Kingdom operations, it has not published median information for its global operations.

Mastercard reports that women earn 99.1 percent of the compensation received by men on a statistically adjusted equal pay basis, including base salary, bonus and stock. Yet, that statistically adjusted number alone fails to consider how discrimination affects differences in opportunity. In contrast, median pay gap disclosures address the structural bias that affects the jobs women hold, particularly when men hold most higher paying jobs.

Women account for 39 percent of our Company's global workforce, 30 percent of senior management and 21 percent of our Board. Actively managing pay equity "is associated with higher current female representation at the professional through executive levels and a faster trajectory to improved representation."

Research from *Morgan Stanley, McKinsey,* and *Robeco Som* suggests

gender diverse leadership leads to superior stock price performance and return on equity. *McKinsey* states, "the business case for the advancement and promotion of women is compelling." Best practices include "tracking and eliminating gender pay gaps."

Public policy risk is of concern, not only in the United Kingdom, but in the United States as well. The Paycheck Fairness Act pends before Congress. California, Massachusetts, New York, and Maryland have strengthened equal pay legislation. The Congressional Joint Economic Committee reports 40 percent of the wage gap may be attributed to discrimination.

Resolved: Shareholders request Mastercard report on the Company's *global median* gender pay gap, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining female talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

The gender pay gap is defined as the difference between male and female *median* earnings expressed as a percentage of male earnings (Organization for Economic Cooperation and Development).

Supporting Statement: A report adequate for investors to assess Company strategy and performance would include the percentage *global median* pay gap between male and female employees across race and ethnicity, including base, bonus and equity compensation.

The Board's statement in response

The Board unanimously recommends that stockholders vote **AGAINST** this joint proposal because we believe that our reporting of our efforts to recruit, retain and promote women, coupled with our reporting of equal pay, fulfills the objectives of this Proposal.

At Mastercard, diverse perspectives are a critical component of our business strategy. We embrace all elements of diversity – and we believe that can only happen through a culture of decency built on inclusion. We compensate all employees equitably and competitively regardless of gender, race or ethnicity. We strive to develop a deep understanding of the best ways for Mastercard to increase diverse representation of people at all levels of the company. We recognize that beyond equal pay, the hiring and advancement of women and minorities in leadership positions is another crucial objective toward our

inclusion efforts, and our analysis and numbers give us a mark for where we stand and inform us about where we may need to take action. We will continue to put into motion programs and support systems to accomplish this in order to maintain a workplace built on decency and inclusion where everyone can thrive. Our efforts, including how we report them, are outlined below.

We measure and publicly report our gender pay equity. Equality is the foundational core of our commitment to building an inclusive, high-performing culture at the company, so we remain dedicated to practices designed to ensure there is equal pay for equal work. We first started reporting on global equal pay in 2017 – which measures whether men and women at similar levels are paid equally – and enhanced our reporting in 2018 to include not only equal pay measurements but also other metrics that we believe most accurately gauge our progress on recruiting, retaining and promoting women within our company. These global metrics include the percentage of women at the company, the percentage of women in senior management, and the percentage of women who are receiving upward or lateral promotions. The two sets of metrics together provide information for the company and our shareholders to determine the pace of our progress.

This year, in addition to the global equity pay and other global gender data we have previously provided, we will also share our U.S. employee representation data for people of color.

We believe that the metrics we use closely chart the journey toward competitive pay performance and meaningful recruitment and advancement of diverse employees across all levels of our global workforce, including in executive/senior roles. We also believe that having these metrics combined with our assessment of pay equity, gives us better insights than the measures the Proposal requests we use.

We work to ensure pay equity and we are delivering good results.. To support our commitment to pay equity, we have established a framework for examining pay practices annually with the support of third-party analysis. All roles in our organization are reviewed and benchmarked to the external market, and we assess compensation decisions for potential pay disparities by gender, among other categories. If disparities are found and not explained in an acceptable manner, appropriate responsive action is taken. Furthermore,

we offer employees multiple channels to raise pay disparity concerns, such as our Ethics Helpline, our Human Resources team or the Law Department.

In our third report issued in March 2019, we disclosed that based on the available employee population as of September 1, 2018, for every $1.00 earned by men, women earned $0.996 for equal performance at the same level – and for every $1.00 earned by Caucasian employees, racial and ethnic minorities earn $1.005. We update and disclose this analysis annually.

We have gender diverse leadership and continue to invest in improving opportunity for women in senior leadership positions. We assess the company's representation of women in senior positions regularly through other measures. Currently, women make up 27% of the company's Board of Directors and as of September 1, 2018, 29% of the senior management at the company. Thirty-nine percent of the company's global workforce is female.

We have created a global female leadership development program that uses workshops, career moves and other opportunities in training, mentoring, talent development and succession planning to ensure women have the necessary skills and opportunities to take on broader roles within the company. In 2018, 40% of our global female workforce received a lateral or upward promotion.

To ensure the growth of a diverse pipeline of future leaders, we also work with student programs that hire and support junior talent, which includes Women in Technology, Girls4Tech and LaunchCode.

We have a solid framework for implementing and managing our diversity and inclusion efforts, representing the commitment of our highest level of management and oversight by the Board. Our Chief Inclusion Officer drives our inclusion and diversity programs that support our efforts to find, recruit, develop and retain talent. Our Global Diversity and Inclusion Council ("GDIC") reflects the value that the company attaches to diversity. It acts in an advisory capacity for the company's Global Inclusion Office, providing direction to ensure that the strategy is embedded throughout the organization. Chaired by the CEO, the GDIC has members drawn from all of the company's business regions: North America; Latin America/Caribbean; Europe; Asia Pacific; and Middle East and Africa. It meets regularly to evaluate different programs, partnerships and other proposals that are presented as potential means of enhancing our diverse and inclusive culture.

In addition, our Board annually reviews the company's initiatives on recruiting and retaining talent. The HRCC reviews our talent recruiting, retention and development policies and programs as well and the NCG – which is specifically charged with reviewing diversity initiatives – has been involved in the company's reporting to provide transparency about our gender pay equality efforts.

Mastercard has been and is deeply committed to our ongoing efforts to promote diversity, inclusion and equality in our workplace. We believe that our reporting of equal pay and our reporting of other metrics related to women in our workforce together demonstrate our efforts to recruit, retain and promote women fulfills the objective of this Proposal toward ensuring that the company reflect the value of having a diverse workforce, thereby making the report requested in the Proposal unnecessary. Therefore, our Board recommends that our stockholders vote **AGAINST** this joint proposal.

Proposal 5: Consideration of stockholder proposal on creation of human rights committee

The following proposal has been submitted to Mastercard for action at the Annual Meeting by TheSumofUs. Its shareholdings and address will be provided promptly upon request. The text of the proposal is as follows:

Resolved:

Shareholders of Mastercard Incorporated ("Mastercard") request that the Board direct the Nominating and Corporate Governance Committee create a standing committee to oversee the Company's responses to domestic and international developments in human rights that affect Mastercard's business.

Supporting statement:

Mastercard's exposure to conflict in human rights risk is significant as our company operates in over 210 countries and territories, some of which have a significant risk of human rights violations.

Companies can face risks related to human rights even when they only perform support functions. Internet infrastructure companies like web host GoDaddy, social media platform Facebook and payments firm PayPal have come under pressure for doing business with or providing a forum for neo-Nazis and other hate groups. Mastercard has received negative publicity for processing of payments to white supremacist groups. "Organizers Catch Credit Card Companies Profiting From White Supremacy: Online payment companies are complicit in authorizing transactions related to hate groups," *AlterNet*, August 22, 2017 at https://www.alternet.org/news-amp-politics/color-change-activism; and "Color Of Change Is Attacking Hate Groups At The Source: Their Funding," *Fast Company*, August 21, 2017 at https://www.fastcompany.com/40456061/color-of-change-is-attacking-hate-groups-at-the-source-their-funding. According to the website bloodmoney.org (accessed on December 18, 2018), Mastercard continues to process payments for organizations such as American Border Patrol, League of the South, Proud Boys and Stormfront.

The United Nations Guiding Principles on Business and Human Rights (the "Guiding Principles") approved by the UN Human Rights Council in 2011, note that "Business enterprises may be involved with adverse human rights impacts either through their own activities or as a result of their business relationships with other parties... For the purpose of these Guiding Principles a business enterprise's 'activities' are understood to include both actions and omissions; and its 'business relationships' are understood to include relationships with business partners, entities in its value chain, and any other non-State or State entity directly linked to its business operations, products or services. See https://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf, page 15."

None of Mastercard's current Board Committees have been assigned responsibility for overseeing human rights issues. We believe that the significant risks associated with adverse human rights impacts at Mastercard warrant specific accountability and responsibility at the Board level.

The Board's statement in response

The Board unanimously recommends that stockholders vote **AGAINST** this proposal.

Mastercard is committed to treating all people fairly and with dignity, and our interest in human rights extends to all areas in which our business is involved and where we have particular expertise.

The Board does not believe that establishing a separate human rights committee is necessary to properly exercise its oversight of this important area. The NCG is responsible for considering issues significant to Mastercard related to corporate social responsibility and diversity initiatives, as well as other concerns raised by stockholders. The committee reviews legal, regulatory and public policy matters significant to Mastercard, and its charter gives the NCG the power to study or investigate any matter of interest or concern, including the retention of independent counsel or other expert advisors to facilitate its work at any time.

Our existing framework reflects our unwavering commitment to social responsibility and human rights. Our 2018 Sustainability Report details our efforts in human rights as it relates to inclusive growth, an inspired workforce, and our ethical and responsible standards. Our Corporate Citizenship Report further describes the way we monitor our providers and vendors through a supplier code of conduct and supplier diversity program. In addition, we require

every supplier we work with to abide by labor laws, operate in alignment with globally recognized human rights principles and avoid the use of forced labor, whether in the form of prison labor, indentured labor, bonded labor or otherwise. While we expect each supplier to define its own human rights policy and approach, we require it to be consistent with both our supplier code of conduct and the U.N. Universal Declaration of Human Rights.

The Proposal focuses on the use of our products by certain organizations. We operate our network on the principle that consumers should be able to make all lawful purchases, and our franchise rules ensure compliance with the laws pertaining to the acceptable use of our payment processing services by merchants, acquirers and issuers. We regularly monitor activities involving our products and services for any alleged illegal use. When we process payment transactions, we do not have visibility into goods that are purchased or the use of those goods. When we are made aware of illegal activity or rules violations, we work closely with law enforcement and acquirers to shut down those activities.

Accordingly, because Mastercard has a committee with oversight over issues of corporate social responsibility and has disclosed its commitment to and oversight of human rights issues, the Board does not believe that establishing a separate human rights committee is necessary to properly exercise its oversight of this important area, nor does it add to Mastercard's existing commitment to social responsibility and human rights. Therefore, our Board recommends that our stockholders vote **AGAINST** this joint proposal.

08

Stock ownership information

Information about the beneficial ownership of our voting securities by directors, management and certain beneficial owners is provided in the tables in this section.

Security ownership of certain beneficial owners

Below is information regarding the beneficial ownership of our voting securities by each person known to us to beneficially own more than 5% of any class of our voting securities as of April 26, 2019:

Name and address of beneficial owner	Shares of Class A common stock beneficially owned	Percent of total outstanding Class A common stock beneficially owned
Mastercard Foundation[1] 250 Yonge Street, Suite 2400 Toronto, Ontario M5B 2L7	112,181,762	11.0%
The Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	70,668,271	6.9%
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	64,203,929	6.3%

[1] Based on a Schedule 13G/A filed with the SEC on February 13, 2018, Mastercard Foundation has sole voting and dispositive power with respect to the shares of Class A common stock. As this 13G/A was filed more than 14 months ago, we recalculated the percentage of outstanding Class A common stock beneficially owned by Mastercard Foundation as of April 26, 2019.

[2] Based on a Schedule 13G/A filed with the SEC on February 11, 2019, The Vanguard Group, Inc. has sole dispositive power with respect to 69,343,404 shares and sole voting power with respect to 1,128,105 shares of Class A common stock, shared dispositive power with respect to 1,324,867 shares of Class A common stock and shared voting power with respect to 220,100 shares of Class A common stock. Number of shares includes shares held by accounts of which Vanguard or one of its affiliates is the investment manager.

[3] Based on a Schedule 13G/A filed with the SEC on February 6, 2019, BlackRock, Inc. has sole dispositive power with respect to 64,203,929 shares and sole voting power with respect to 55,394,025 shares of Class A common stock.

Section 16(a) beneficial ownership reporting compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who beneficially own more than 10% of a registered class of our common stock, to file initial reports of ownership and reports of changes in ownership of our common stock and our other equity securities with the SEC. Based solely on our review of the copies of such forms received by us and written representations from reporting persons that no other forms were required to be filed, we believe that all of our directors and officers and persons who beneficially own more than 10% of Class A common stock complied with all Section 16(a) filing requirements applicable to them with respect to events and transactions that occurred during 2018.

Security ownership of directors and management

The following table shows, as of April 26, 2019, all shares of Class A common stock beneficially owned by each director, each named executive officer, and all directors and executive officers as a group. Such shares consist of:

- the number of shares of Class A common stock directly or indirectly owned
- any shares of Class A common stock that could have been acquired through the exercise of options to purchase shares of Class A common stock exercisable within 60 days of that date
- any other stock awards that would vest (or have restrictions removed) within 60 days of that date, including restricted stock units, DSUs and restricted stock

Unless otherwise indicated, each of the named individuals and each member of the group have sole voting power and sole investment power with respect to the shares beneficially owned. The number of shares beneficially owned, as that term is defined by Rule 13d-3 under the Exchange Act, by all directors and executive officers as a group as of April 26, 2019 and each director and named executive officer individually is less than 1% of the outstanding shares of Class A common stock. No director or executive officer beneficially owns, either directly or indirectly, any shares of Class B common stock.

Name	Shares of Class A common stock directly and indirectly owned (a)	Shares of Class A common stock obtainable within 60 days (b)[1]	Total shares of Class A common stock beneficially owned (shown in columns (a) and (b)) (c)
Richard Haythornthwaite	10,774	25,209	35,983
Ajay Banga	340,648[2]	1,518,817	1,859,465[2]
Silvio Barzi	12,335	6,557	18,892
David R. Carlucci	46,095	12,317	58,412
Richard K. Davis	2,475	993	3,468
Steven J. Freiberg	25,605	6,557	32,162
Julius Genachowski	1,971[3]	6,557	8,528[3]
Choon Phong Goh	—	1,258	1,258
Merit E. Janow	1,965	6,557	8,522
Nancy Karch	11,062	22,542	33,604
Oki Matsumoto	—	4,548	4,548
Youngme Moon	—	—	—
Rima Qureshi	10,172	6,557	16,729
José Octavio Reyes Lagunes	19,910[4]	9,747	29,657[4]
Gabrielle Sulzberger	250	543	793
Jackson Tai	23,470	8,522	31,992
Lance Uggla	2,363	—	2,363

Name	Shares of Class A common stock directly and indirectly owned	Shares of Class A common stock obtainable within 60 days	Total shares of Class A common stock beneficially owned (shown in columns (a) and (b))
	(a)	(b)[1]	(c)
Ann Cairns	71,088	247,808	318,896
Gilberto Caldart[5]	54,205[3,5]	50,176	104,381[3,5]
Martina Hund-Mejean[6]	78,212[3]	379,638	457,850[3]
Tim Murphy	31,279[7]	64,190	95,469[7]
Craig Vosburg	24,733[3]	82,240	106,973[3]
All directors and executive officers as a group (30 persons)	962,771[2,3,4,6,7,8]	2,803,558	3,766,329[1,2,3,4,6,7,8]

[1] Includes shares of Class A common stock underlying stock options exercisable, restricted stock units vesting, deferred stock units receivable and restricted stock with restrictions removable within 60 days of April 26, 2019. For non-employee directors, also includes DSUs and restricted stock that will be settled or have restrictions removed, as applicable, within 60 days of termination of service as a director.

[2] Includes 42,123 shares held in a grantor retained annuity trust and 23,487 shares held in an irrevocable trust, for each of which Mr. Banga is the trustee. Mr. Banga has sole voting and investment power with respect to such shares.

[3] Fractional shares have been rounded up to the nearest whole share.

[4] Includes 19,910 shares are held in a trust of which Mr. Reyes is the trustee. Mr. Reyes has sole voting and investment power with respect to such shares.

[5] Includes 54,205 shares held in a family-owned company controlled by Mr. Caldart. Mr. Caldart has sole voting and investment power with respect to such shares.

[6] On April 1, 2019, Ms. Hund-Mejean retired from the position of Chief Financial Officer.

[7] Includes 2,000 shares held by Mr. Murphy's dependent children.

[8] Includes 106,158 shares held in a company controlled by an executive officer. Such executive officer has sole voting power and investment power with respect to such shares.

09

About the Annual Meeting and voting

This section, organized in a Q&A format, is designed to provide stockholders with answers to general questions about our Annual Meeting.

Why am I receiving these proxy materials?

You are receiving this proxy statement and additional proxy materials in connection with the Board's solicitation of proxies to be voted at the Annual Meeting or at any adjournment or postponement of it.

How is Mastercard distributing proxy materials?

Under SEC rules, we are furnishing our proxy materials online. On or about April 29, 2019, we expect to start mailing to our Class A common stockholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials ("Notice"), which explains how to access the proxy materials online and to make the materials available on www.proxyvote.com. If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice tells you how to access and review the proxy materials online. The Notice also tells you how to submit your proxy via the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, follow the instructions in the Notice explaining how to request printed materials on a one-time or ongoing basis. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet as we believe electronic delivery will allow you to receive your materials faster and also will lower costs and reduce the environmental impact of our Annual Meeting by reducing the printing and mailing of full sets of materials.

Our proxy materials include this proxy statement and the 2018 Form 10-K.

Copies of the 2018 Form 10-K and our other periodic filings also are available in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Financials & SEC Filings." The information included in our website is not incorporated herein by reference.

A copy of the proxy materials, including the 2018 Form 10-K, will be furnished to you free of charge upon request to our Corporate Secretary or to our proxy solicitor at, respectively:



Mastercard Incorporated
Office of the Corporate Secretary
2000 Purchase Street
Purchase, NY 10577



Attention: Janet McGinness
corporate.secretary@mastercard.com
Telephone: 914.249.2000

or

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Telephone:
203.658.9400

Who is entitled to vote at the annual meeting?

We have two classes of stock outstanding: Class A common stock and Class B common stock. Our publicly traded Class A common stock is our only class of voting stock. Our Class A stockholders are the only stockholders entitled to notice of, and to vote on, proposals at the Annual Meeting or any adjournment or postponement of the meeting. As of April 26, 2019, 1,009,861,843 shares of Class A common stock were outstanding.

Class A stockholders of record on the Record Date are entitled to vote their shares at the Annual Meeting or any adjournment or postponement of it. Each share of Class A common stock is entitled to one vote per share on all matters on which stockholders are entitled to vote. The Record Date is established by the Board as required by Delaware law and our by-laws.

Class B common stock is a non-voting class held only by certain of our customers and was distributed in connection with our initial public offering. Except as may be required by Delaware law, holders of Class B common stock have no voting power and may not vote on the proposals in this proxy statement. This structure ensures that our customers, who are restricted from holding shares of Class A common stock, do not have a vote at the Annual Meeting. Class B shares account for only 1.1% of our total outstanding equity as of April 26, 2019.

A list of stockholders of record as of the Record Date can be reviewed by any stockholder or their attorney or agent for purposes germane to the meeting during normal business hours 10 days prior to the Annual Meeting at the offices of Mastercard's Corporate Secretary at 2000 Purchase Street, Purchase, NY, and at the Annual Meeting.

What matters will be voted on at the Annual Meeting?

The following matters are scheduled for vote by Class A stockholders at the Annual Meeting:

1.	Election of 15 directors
2.	Advisory approval of Mastercard's executive compensation
3.	Ratification of the appointment of PwC as the independent registered public accounting firm for Mastercard for 2019
4.	Consideration of two stockholder proposals if properly presented

Action on any other business which may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting

What is the quorum requirement for the Annual Meeting?

The presence in person or by proxy at the Annual Meeting of the holders of a majority of the outstanding shares of Class A common stock entitled to vote as of the Record Date on any of the proposals to be voted upon at the Annual Meeting will constitute a quorum.

What is the difference between holding shares as a registered stockholder and holding shares in street name?

If your shares of common stock are owned directly in your name with our transfer agent, EQ Shareowner Services, you are considered a registered holder of those shares.

If your shares of common stock are held by a broker, bank or other nominee, you hold those shares in street name. Your broker, bank or other nominee will vote your shares as you direct.

If I hold shares in street name, does my broker need instructions to vote my shares?

Under the rules of the NYSE, if you hold shares of common stock in street name and do not give specific voting instructions to your broker, bank or other nominee, generally your nominee will have discretion to vote your shares on routine matters but will not have discretion to vote your shares on non-routine matters. When the broker, bank or other nominee is unable to vote on a proposal because the proposal is not routine and you do not provide any voting instructions, a broker non-vote occurs, and, as a result, your shares will not be voted on these proposals.

On the following non-routine proposals, your broker, bank or other nominee will not be able to vote without instruction from you (resulting in a broker non-vote):	
• Proposal 1	Election of directors
• Proposal 2	Advisory approval of our executive compensation
• Proposals 4-5	Stockholder proposals
On the following routine proposal, your broker, bank or other nominee may vote in its discretion without instruction from you:	
• Proposal 3	Ratification of the appointment of PwC as our independent registered public accounting firm for 2019

What are my voting choices for each matter, and how does the Board recommend I vote?

Proposal	Voting choices	Board recommendation
☑ Election of the 15 nominees named in this proxy statement to serve as directors	With respect to each director nominee: For Against Abstain	For election of all 15 director nominees
☑ Advisory approval of Mastercard's executive compensation	For Against Abstain	For
☑ Ratification of the appointment of PwC as our independent registered public accounting firm for 2019	For Against Abstain	For
☒ Stockholder proposals	For Against Abstain	Against

What vote is needed to elect directors?

Since the election is uncontested, each nominee who receives a greater number of "for" votes than "against" votes will be elected to serve as a director. Abstentions by stockholders and broker non-votes are not treated as votes cast and will have no effect on the outcome of this proposal.

The election of nominees is subject to the Board's "majority voting" policy. Generally under this policy:

• New director nominees who fail to receive a majority of votes cast in an uncontested election will not be elected.

• To be renominated to serve on the Board, incumbent directors must provide an irrevocable resignation to the Board that is effective only when: (1) the director does not receive a majority of the votes cast in an uncontested election and (2) the Board accepts the proffered resignation. If an incumbent director does not receive a majority of the votes cast in an uncontested election, the Board then would evaluate and act on the proffered resignation within 90 days of the election, taking into account the recommendation of the NCG.

- Any vacancies resulting from the Board's acceptance of a contingent resignation, or from the failure of a new director nominee to receive a majority of the votes cast in an uncontested election, may be filled by the Board or the Board may reduce its size.

- Plurality voting (by which directors receiving the greatest number of votes cast are elected) applies in the case of any contested elections.

The Board has received a contingent resignation from each of the 15 director nominees included in this proxy statement.

What vote is required for the other matters to be voted upon at the Annual Meeting to be adopted?

Proposal	Voting requirements	Effect of abstentions	Effect of broker non-votes
2 Advisory approval of Mastercard's executive compensation	A majority of votes cast by Class A stockholders must be "for" the proposal	No effect on outcome	No effect on outcome
3 Ratification of the appointment of PwC as our independent registered public accounting firm for 2019	A majority of votes cast by Class A stockholders must be "for" the proposal (ratification not required by applicable laws)	No effect on outcome	Not applicable – brokers are permitted to vote on this matter without specific instruction from the beneficial owner
4-5 Stockholder proposals	A majority of votes cast by Class A stockholders must be "for" the proposal	No effect on outcome	No effect on outcome

How do I vote my shares?

You can vote by calling the toll-free telephone number or by using the Internet as described in the instructions included on the Notice. If you receive a paper copy of the proxy materials, you may also vote your shares by completing, signing, dating and returning your proxy card or voting instruction form. Your vote will be cast in accordance with the instructions authorized by telephone or Internet or included on a properly signed and dated proxy card or voting instruction form, as applicable. We must receive your vote, either by telephone, Internet, proxy card or voting instruction form, by 11:59 p.m. (Eastern time) on June 24, 2019 for your vote to be counted. If you are a stockholder, you also can attend the Annual Meeting in person and vote or you can send a representative to the meeting with a signed proxy to vote on your behalf. Be sure to read *"What do I need to do if I would like to attend the Annual Meeting?"* on pg 122 if you are considering coming to the Annual Meeting.

If you do not vote by telephone or Internet, return a signed proxy card or voting instruction form, or attend the meeting in person or by representative and vote, no vote will be cast on your behalf. Each of the Notice, proxy card and voting instruction form indicates on its face the number of shares of common stock registered in your name at the close of business on the Record Date, which number corresponds to the number of votes you will be entitled to cast at the meeting on each proposal. You can find further discussion of Class A common stock voting power in *"Who is entitled to vote at the Annual Meeting?"* on pg 118.

You are urged to follow the instructions on your Notice, proxy card or voting instruction form to indicate how your vote is to be cast.

Under Section 212(c) of the Delaware General Corporation Law, stockholders may validly grant proxies over the Internet. Your Internet vote authorizes the proxies designated by Mastercard to vote your shares in the same manner as if you had returned a proxy card or voting instruction form. In order to vote over the Internet, follow the instructions included on your Notice.

What can I do if I change my mind after I vote my shares?

Any stockholder who authorizes its vote by telephone or by Internet or executes and returns a proxy card or voting instruction form may revoke the proxy by either:

- notifying in writing the Office of the Corporate Secretary of Mastercard Incorporated at 2000 Purchase Street, Purchase, NY 10577, Attention: Janet McGinness, by notice that is received no later than 11:59 p.m. (Eastern time) on June 24, 2019

- executing and returning a subsequent proxy that is received no later than 11:59 p.m. (Eastern time) on June 24, 2019

- subsequently authorizing the individuals designated by Mastercard to vote its interests by calling the toll-free telephone number or by using the Internet as described in the instructions included on its Notice before the close of voting at 11:59 p.m. (Eastern time) on June 24, 2019 or

- appearing in person or by representative with a signed proxy and voting at the Annual Meeting

Attending the Annual Meeting in person or by representative will not revoke a proxy. You can find more information on voting your shares in person at the Annual Meeting below under the subheading, *"What do I need to do if I would like to attend the Annual Meeting?"* on pg 122.

How are my shares voted by the proxies designated by the company?

Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received (and not revoked before they are voted) will be voted as specified in the above Board recommendations.

With respect to director nominations, should any nominee be unable to serve, the persons designated as proxies reserve full discretion to vote for another person or the Board may reduce its size. If you specify a different choice on the proxy, your shares will be voted as specified by you.

Who bears the cost of soliciting votes for the Annual Meeting?

We will bear the costs of the solicitation of proxies, including the cost of preparing, printing and mailing the Notice, this proxy statement and related proxy materials. In addition to the solicitation of proxies by use of the mail, proxies may be solicited from stockholders by directors, officers, employees or agents of Mastercard in person or by telephone, facsimile or other appropriate means of communication. We have engaged Morrow Sodali LLC to solicit proxies on our behalf. The anticipated cost of Morrow Sodali LLC's services is estimated to be approximately $20,000 plus reimbursement of reasonable out-of-pocket expenses. No additional compensation, except for reimbursement of reasonable out-of-pocket expenses, will be paid to our directors, officers or employees in connection with the solicitation. Any questions or requests for assistance regarding this proxy statement and related proxy materials may be directed to Mastercard's Corporate Secretary or Morrow Sodali using the contact information on pg 118.

What is "householding"?

The SEC has adopted rules that allow a company to deliver a single Notice or set of proxy materials to an address shared by two or more of its stockholders. This method of delivery, known as "householding," permits us to realize significant cost savings and reduces the amount of duplicate information stockholders receive. We are sending only one Notice to stockholders sharing a single address (or, if requested, one set of proxy materials to that address) unless we have received contrary instructions from a stockholder at that address. Any stockholders who object to, or wish to begin, householding may notify our Corporate Secretary orally or in writing at the above telephone number or address. We will deliver promptly an individual copy of the Notice and, if requested, proxy materials to any stockholder who revokes consent to householding.

Who counts the votes?

Morrow Sodali LLC will act as inspector of elections and will certify the voting results.

How do I find out the voting results?
We will announce preliminary voting results at the Annual Meeting. We will disclose the final voting results in a Current Report on a Form 8-K to be filed with the SEC on or before July 1, 2019. The Form 8-K will be available in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Financials & SEC Filings" and on the SEC's website at www.sec.gov.

What do I need to do if I would like to attend the Annual Meeting?
If you attend the Annual Meeting, you will be asked to present photo identification, such as a driver's license, when you arrive. If you hold your shares in street name, typically through a brokerage account, you also will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your broker or bank are examples of proof of ownership. If you want to vote your shares held in street name in person at the meeting, you must bring with you a written proxy in your name from the broker, bank or other nominee that holds your shares.

Our Annual Meeting will be held at our corporate headquarters at 2000 Purchase Street, Purchase, NY. For directions, you may call our Investor Relations Department at 914.249.4565.

What if I have a disability?
Mastercard provides reasonable accommodations to individuals with a disability who request them in order to participate in the Annual Meeting. We ask that requests for assistance be made on or before June 15, 2019 (10 days before the Annual Meeting), if possible. Please direct your requests to the Office of the Corporate Secretary as follows:



By **email** to corporate.secretary@mastercard.com

By **telephone** 914.249.2000



By **mail** to Mastercard Incorporated, Office of the Corporate Secretary, 2000 Purchase Street, Purchase, NY 10577, Attention: Janet McGinness

Other matters
Management does not know of any business to be transacted at the Annual Meeting other than as indicated herein. **Should any such matter properly come before the Annual Meeting for a vote, the persons designated as proxies will vote thereon in accordance with their best judgment**.

10

Submission of 2020 proposals and nominations

Deadlines for submitting proposals for inclusion in our proxy statement for our 2020 annual meeting of stockholders, director nominations and other proposals to be considered at the 2020 annual meeting are described in this section.

Proposals for inclusion in the proxy statement for the 2020 annual meeting

If a stockholder intends to submit a proposal for inclusion in our proxy statement for our 2020 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act, the proposal must be received by our Corporate Secretary no later than December 31, 2019.

Director nominations for inclusion in the proxy statement for the 2020 annual meeting (proxy access)

Our by-laws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the company's outstanding Class A common stock for at least three years to submit director nominees for up to 20% of the Board for inclusion in our proxy statement if the stockholder(s) and the nominee(s) meet the requirements in our by-laws. Notice of director nominations submitted under these proxy access by-law provisions must be received no earlier than December 1, 2019 and no later than December 31, 2019 for inclusion in the 2020 proxy statement.

Other proposals or director nominations to be presented at the 2020 annual meeting

Our by-laws also provide for an advance notice procedure for director nominations and stockholder proposals that are not submitted for inclusion in the proxy statement but that a stockholder instead wishes to present at an annual meeting. To be timely, a notice of director nominations or other matters a stockholder wishes to present at the 2020 annual meeting must be received by our Corporate Secretary between February 26, 2020 and March 27, 2020 and must comply with the additional requirements of our by-laws.

You can find more information about proxy access and our advance notice procedure for director nominations in our by-laws posted on our website at https://s2.q4cdn.com/242125233/files/doc_downloads/organizational_documents/2017/FINAL-Amended-and-Restated-By-Laws-of-Mastercard-Incorporated.pdf.

Appendices

11

Appendix A:
Non-GAAP financial measures
and GAAP reconciliations

Non-GAAP financial information

In this proxy statement, we disclose non-GAAP financial measures for net income and diluted earnings per share, excluding the impact of the following special items ("Special Items"):

Litigation provisions

- During 2018, we recorded pre-tax charges of $1,128 million ($1,008 million after tax, or $0.96 per diluted share) related to litigation provisions, which included pre-tax charges of:
  - $654 million related to a fine issued by the European Commission;
  - $237 million related to both the U.S. merchant class litigation and the filed and anticipated opt-out U.S. merchant cases;
  - $237 million related to litigation settlements with U.K. and Pan-European merchants.
- During 2017, we recorded pre-tax charges of $15 million ($10 million after tax, or $0.01 per diluted share) related to a litigation settlement with Canadian merchants.

Tax act

- During 2018, we recorded a $75 million net tax benefit ($0.07 per diluted share), which included a $90 million benefit ($0.09 per diluted share) related to the carryback of foreign tax credits due to transition rules, offset by a net $15 million expense ($0.01 per diluted share) primarily related to the true-up to our 2017 mandatory deemed repatriation tax on accumulated foreign earnings.
- During 2017, we recorded additional tax expense of $873 million ($0.81 per diluted share), which included $825 million of provisional charges attributable to a one-time deemed repatriation tax on accumulated foreign

earnings, the remeasurement of our net deferred tax asset in the U.S. and the recognition of a deferred tax liability related to a change in assertion regarding reinvestment of foreign earnings, as well as $48 million additional tax expense related to a foregone foreign tax credit benefit on 2017 repatriations.

Venezuela charge

- During 2017, we recorded a pre-tax charge of $167 million ($108 million after tax, or $0.10 per diluted share) in general and administrative expenses related to the deconsolidation of our Venezuelan subsidiaries.

We excluded these Special Items as management evaluates the underlying operations and performance of the company separately from litigation judgments and settlements related to interchange and other one-time items, as well as the related tax impacts.

In addition, we present growth rates adjusted for the impact of foreign currency, which is a non-GAAP financial measure. Currency-neutral growth rates are calculated by remeasuring the prior period's results using the current period's exchange rates for both the translational and transactional impacts on operating results. The impact of the transactional foreign currency represents the effect of converting revenue and expenses occurring in a currency other than the functional currency. We believe the presentation of the impact of foreign currency provides relevant information.

We believe that the non-GAAP financial measures presented facilitate an understanding of our operating performance and provide a meaningful comparison of our results between periods. We use non-GAAP financial measures to, among other things, evaluate our ongoing operations in relation to historical results, for internal planning and forecasting purposes, and in the calculation of performance-based compensation.

GAAP reconciliations
($ in millions, except per share data)

	Year ended December 31, 2018		
	Net revenue	Net income	Diluted earnings per share
Reported – GAAP	$14,950	$5,859	$5.60
Litigation provisions	**	1,008	0.96
Tax act	**	(75)	(0.07)
Non-GAAP	$14,950	$6,792	$6.49

	Year ended December 31, 2017		
	Net revenue	Net income	Diluted earnings per share
Reported – GAAP	$12,497	$3,915	$3.65
Tax act	**	873	0.81
Venezuela charge	**	108	0.10
Litigation provisions	**	10	0.01
Non-GAAP	$12,497	$4,906	$4.58

	Year ended December 31, 2018 as compared to the year ended December 31, 2017		
	Increase/(Decrease)		
	Net revenue	Net income	Diluted earnings per share
Reported –GAAP	20%	50%	53%
Litigation provisions	**	25%	26%
Tax act	**	(33)%	(34)%
Venezuela charge	**	(3)%	(3)%
Non-GAAP	20%	38%	42%
Foreign currency[1]	—%	—%	—%
Non-GAAP – currency-neutral	20%	38%	41%

Note: Figures may not sum due to rounding.
** Not meaningful
[1] Represents the foreign currency translational and transactional impact.

Appendix B: Growth rates

The following table reflects cross-border volume and switched transactions growth rates. For comparability purposes, we normalized the growth rates for the effects of differing switching days between periods. Additionally, we adjusted the switched transactions growth rate for the deconsolidation of our Venezuelan subsidiaries in 2017.

	Year ended December 31, 2018
	Growth (local)
Cross-border volume as reported	19%
Cross-border volume, normalized	18%
Switched transactions as reported	13%
Switched transactions, normalized[1]	17%

[1] Adjusted for the deconsolidation of Venezuela subsidiaries.



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